As filed with the Securities and Exchange Commission on May 14, 2004
Registration No. 333-114520

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to
FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Tenneco Automotive Inc.

(Exact name of registrant as specified in its charter)

Delaware	3714	76-0515284
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

500 North Field Drive

Lake Forest, Illinois 60045
(847) 482-5000
(Address, including zip code, and telephone
number, including area code, of registrants’
principal executive offices)

Timothy R. Donovan
Executive Vice President and General Counsel
500 North Field Drive
Lake Forest, Illinois 60045
(847) 482-5000
(Name, address, including zip code,
and telephone number, including area
code, of agent for service of process)	Copy to: Jodi A. Simala, Esq. Mayer, Brown, Rowe & Maw LLP 190 South LaSalle Street Chicago, Illinois 60603-3441 (312) 782-0600	And copy to: Gerard M. Meistrell, Esq. Cahill Gordon & Reindel LLP 80 Pine Street New York, New York 10005 (212) 701-3000

      Approximate date of commencement of the proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

      If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.     ☐

      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.     ☐

      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.     ☐

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on any date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Subject to completion, dated May 13, 2004

PRELIMINARY PROSPECTUS

11,904,761 Shares

Common Stock

Tenneco Automotive Inc. is selling 11,904,761 shares of common stock.

Our common stock is listed on the New York Stock Exchange under the symbol “TEN.” On May 12, 2004, the last reported sale price for our common stock as reported by the New York Stock Exchange was $12.60 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 16.

Per
	Share	Total

Public offering price	$	$
Underwriting discounts	$	$
Proceeds to Tenneco Automotive Inc., before expenses	$	$

We have granted the underwriters an option for a period of 30 days to purchase up to 1,785,714 additional shares of our common stock on the same terms and conditions set forth above to cover overallotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to investors on or about May  , 2004.

Joint Book-Running Managers

JPMorgan	Citigroup

Lead Managers

Banc of America Securities LLC	Deutsche Bank Securities	Morgan Stanley

Co-Managers

Robert W. Baird & Co.	Calyon Securities (USA) Inc.	Lazard

May      , 2004

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

      No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.

      Tenneco Automotive Inc. is a Delaware corporation. Unless the context indicates otherwise, in this prospectus, the words “we,” “our,” “ours” and “us” refer to Tenneco Automotive Inc. and its subsidiaries. Our principal executive offices are located at 500 North Field Drive, Lake Forest, Illinois 60045 and our telephone number at that address is (847) 482-5000.

      Monroe®, Rancho®, Fric RotTM, Walker®, GilletTM, Quiet-Flow®, TruFit®, AluminoxTM, Walker Perfection®, Mega-Flow®, DynoMax®, Sensa-Trac®, SafeTechTM, Monroe Reflex®, Thrush® and Impact SensorTM are some of our primary trademarks. EVA® is a registered trademark of Stern Stewart & Co. All other trademarks, service marks or trade names referred to in this prospectus are the property of their respective owners.

      Industry and market data and other statistical information used throughout this prospectus were obtained through company research, surveys and studies conducted by third parties and industry and

i

general publications. We have not independently verified market and industry data from third-party sources. Some data are also based on our good faith estimates, which are derived from our review of internal surveys, as well as the independent sources described above. While we believe internal company survey data are reliable and market definitions are appropriate, neither these surveys nor these definitions have been verified by any independent sources.

ii

Prospectus Summary

     This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus. Because this is only a summary, it may not contain all of the information you should consider in making your decision of whether to purchase our common stock. To understand all of the terms of this offering and for a more complete understanding of our business, you should carefully read this entire prospectus, particularly the section entitled “Risk Factors,” and the documents incorporated by reference in this prospectus.

The Company

     Tenneco Automotive Inc. is one of the world’s largest producers of automotive emission control and ride control products and systems. We serve both original equipment vehicle manufacturers (which we refer to as OEMs) and the repair and replacement markets (which we refer to as the aftermarket) worldwide, with leading emission control brands such as Walker®, GilletTM and FonosTM and leading ride control brands including Monroe®, Rancho®, Clevite® Elastomers and Fric RotTM. For the year ended December 31, 2003 and the three months ended March 31, 2004, we generated net sales of $3,766 million and $1,034 million, respectively, and EBITDA (as described under “—Summary Historical Consolidated Financial Data”) of $339 million and $78 million, respectively.

     We design, engineer, manufacture and market individual components for vehicles as well as groups of components that are combined as modules or systems within vehicles. We sell these parts, modules and systems globally to most leading OEMs and throughout all aftermarket distribution channels. We operate 72 manufacturing plants and 14 engineering and technical centers around the world, and sell and distribute our products to customers located in more than 100 countries. We generated approximately 50 percent of our 2003 net sales outside of North America, including in rapidly expanding markets such as China and Eastern Europe.

     We manufacture and sell emission control components, such as mufflers, catalytic converter shells, fabricated manifolds, pipes, exhaust heat exchangers, diesel particulate filters and complete exhaust systems. These products play a critical role in reducing the level of pollutants in engine emission and managing engine exhaust noise. Emission control products accounted for 63 percent of our 2003 net sales. We also manufacture and sell ride control products, such as shock absorbers, struts, vibration control components and suspension systems. These products are designed to function as safety components for vehicles, provide a comfortable ride and improve vehicle stability and handling. Ride control products accounted for 37 percent of our 2003 net sales.

     In the original equipment (which we refer to as OE) market, we serve a global customer base of more than 30 different OEMs that includes General Motors (which we refer to as GM), Ford Motor Co. (which we refer to as Ford), Volkswagen, DaimlerChrysler, PSA Peugeot Citroen, Nissan, Toyota and Honda. The OE business accounted for 75 percent of our net sales in 2003. We believe our sales across our OEM customer base are diversified for our industry, with our largest customers, GM, Ford, Volkswagen and DaimlerChrysler representing approximately 19 percent, 14 percent, 11 percent and 9 percent, respectively, of our net sales from OE customers in 2003.

     Our aftermarket customers include the entire aftermarket distribution chain: full-line and specialty warehouse distributors, retailers, jobbers (traditional parts stores that sell to installers), installer chains and car dealers. The aftermarket business contributed 25 percent of our net sales in 2003. Our largest aftermarket customers in 2003 were NAPA, Advance Auto Parts, TEMOT Autoteile, ADI (Automotive Distribution International), O’Reilly Automotive, Uni-Select, Kwik-Fit Europe and CSK Auto. We believe we have a balanced mix of aftermarket customers, with our top three aftermarket customers accounting for a total of approximately 20 percent, and our top ten aftermarket customers accounting for a total of approximately 34 percent, of our total 2003 aftermarket sales.

     We are intensely focused on advanced technology and continue to be recognized for our technological developments and ability to deliver them to the market. For example, our Semi-Active Muffler, which helps improve fuel economy and reduces noise output, is used worldwide on vehicle models including the VW Lupo, Audi A2, Peugeot 807 and Citroen C8. Our Acceleration Sensitive Damping (ASD) ride control technology, developed for the Nissan Altima and later introduced into the global aftermarket as our Monroe Reflex® shock, won the prestigious Automotive News PACE (Premier Automotive Suppliers’ and OEMs’ Contributions to Excellence) Award in 2001. Our GripperTM stabilizer bar system and LiteningRodTM torque rod technology won honorable mentions at the 2002 and 2003 PACE Awards. In late 2003, we were awarded the 2003 CIO 100 Award from CIO Magazine, which recognizes organizations that excel in positive business performance through resourceful information technology and management practices.

     We believe that our strengths are reflected in our global original equipment customer book of business, which, as of the end of 2003, based on anticipated vehicle production levels, was $2,911 million and $3,152 million for 2004 and 2005, respectively. These amounts include $681 million and $697 million of pass-through sales of catalytic converters for 2004 and 2005, respectively. When we refer to our book of business, we mean revenues for OEM programs that have been formally awarded to us, as well as programs that we are highly confident will result in revenues based on either informal customer indications consistent with past practices and/or our status as supplier for the existing program and our relationship with the customer. This book of business is subject to increase or decrease due to changes in customer requirements or production levels, customer or consumer preferences and the pricing or other assumptions reflected in the book of business. In addition, most of our OE customers have the right to replace us at any time for a variety of reasons. See “Risk Factors—Risks Relating to Our Company—We may be unable to realize sales represented by our awarded business, which could materially and adversely impact our financial condition and results of operations,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the year ended December 31, 2003, which is incorporated by reference herein, for more information about our book of business.

     We continue to aggressively pursue new business. During 2003, our OE businesses won more than 90 projects with scheduled launches between 2004 and 2008, including Ford’s gas and diesel F-Series Super Duty Pick-up, Audi’s A4, Volkswagen’s Bora, Touran and Santana and GM’s Lambda SUV. During 2003, our global aftermarket operations captured new customer business, including Kwik-Fit, Midas Austria, Mechanics Auto Parts and Wabco.

Competitive Strengths

     As the dynamics of the automotive industry change, so do the roles, responsibilities and relationships of its participants. Key trends that we believe are affecting automotive parts suppliers include customer and supplier consolidation, increased OEM outsourcing of development, design and systems integration activities, increased technology, globalization and global product standardization. Growing emphasis on public safety, environmental protection and emission regulations also has a direct impact on our business and the demand for our products. In addition, increased product lives and the decreased fleet age of vehicles on the road also is directly affecting our businesses. We believe that we are well-positioned to respond to these trends based upon our strengths and capabilities described below.

     Established Brand Names. Monroe® ride control products and Walker® emission control products, which have been offered to consumers for more than 50 years, are two of the most recognized automotive brands. In Europe, our GilletTM brand is recognized as a leader in developing highly engineered exhaust systems for OE customers. Well-recognized in specialty markets are our performance brands: Rancho® ride control, DynoMax® emission control and DNXTM, our newest ride control and exhaust brand that serves the growing sport tuner market, which is popular with young adults. We continue to emphasize product value differentiation with these brands and with our other aftermarket brands: Thrush®, FonosTM and ArmstrongTM.

     Leading Market Positions. We are one of the world’s leading manufacturers and marketers of automotive emission control and ride control systems and parts for the OE market and aftermarket. The following table sets forth our estimated 2003 market positions by product category based on sales estimates for each of our primary geographic regions. These estimates are prepared in accordance with what we believe to be standard industry practice and are based on industry sources and our knowledge of our relative position in each market.

Product category	Region	Market position

Aftermarket emission control	North America	#1
	Europe*	#1

Aftermarket ride control	North America	#1
	Europe	#1

OE emission control	North America	#2
	Europe	#1

OE ride control	North America	#1
	Europe	#3

* Excludes OE service.

     Global Presence. OEMs are increasingly requiring suppliers to provide parts on a global basis, which requires a worldwide approach to design, engineering, supply chain management, manufacturing, distribution and sales. Our global presence and integrated operations position us to meet the global needs of our OE and aftermarket customers by providing high-quality, premium brand products worldwide. We operate nine emission control manufacturing facilities in the U.S. and 33 emission control manufacturing facilities outside of the U.S. Our ride control operations include nine manufacturing facilities in the U.S. and 21 in other parts of the world. We operate 14 engineering and technical facilities worldwide and we have sales offices on six continents. Our products are sold and distributed in more than 100 countries.

     Well-positioned on Popular Vehicle Platforms. We manufacture and distribute products for many of the most-recognized car and light truck models in the world. Globally, we serve more than 30 different OEMs and our products or systems are consistently included on many of the top-selling vehicles. In 2003, our products were included on all of the top ten light trucks and SUVs produced in North America and six of the top ten passenger cars produced in North America and Western Europe. We believe our presence on these key models is a competitive advantage. For example, we estimate that North American light vehicle production for the first quarter of 2004 decreased approximately one percent from the same period in 2003, while our North American OE revenues increased one percent (excluding the impact of changing foreign currency exchange rates and pass-through sales of catalytic converters) over the same period. In Europe, our first quarter 2004 OE revenues increased 13 percent (excluding the impact of changing foreign currency exchange rates and pass-through sales of catalytic converters) compared to an estimated decrease in the European light vehicle production rate of one percent from the first quarter of 2003. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2003 and our Quarterly Report on Form 10-Q for the three months ended March 31, 2004, incorporated by reference herein, for a description and reconciliation of the impact of pass-through sales and foreign currency on our revenues.

     Tier 1 Capabilities. We are an established Tier 1 supplier with more than ten years of product integration experience. We have modules or systems for 40 vehicle platforms in production worldwide and modules or systems for 15 additional platforms under development. For example, we supply full exhaust systems for the Nissan Xterra, Ford Transit, Jaguar XJ type and Porsche Boxster and ride control modules for DaimlerChrysler’s Caravan, the VW Golf and the Audi A6. Our ability to supply complete systems and modules enables us to respond to the outsourcing trend among OEMs who are increasingly looking to their suppliers as systems integrators to simplify the vehicle assembly process, lower costs and reduce vehicle development time.

     Technology Leadership. Increasingly stringent environmental regulations, a growing diesel market, the demand for better fuel economy and heightened safety concerns are driving our technology development. Automotive OEMs’ growing demand for technological innovation from suppliers for improved vehicle safety, performance and functionality is resulting in a rapid increase in the technical content of automobiles and affording us opportunities to increase our contributions to vehicle platforms. To continue developing innovative products, systems and modules, we operate 14 engineering and technical facilities and have entered into several strategic alliances focused on advanced technology designs. We continually maintain a pipeline of new technologies in the R&D and production stages. Some of our significant technology activities and achievements include:

•	We were the first supplier to develop and commercialize a diesel particulate filter that can virtually eliminate carbon and hydrocarbon emissions with a minimal impact on engine performance, which we introduced on the Citroen C5 and Peugeot 406 in 2001.

•	We are working to develop, for a European customer, our combined particulate filter and De-NOx Converter for heavy-duty trucks, which can reduce particulate emissions by up to 90 percent and nitrogen oxide emissions by up to 70 percent.

•	We recently began supplying Volvo with an innovative electronic suspension system, which we co-developed with Ohlins Racing AB. The Computerized Electronic Suspension (CES) ride control system is currently or will be featured on Volvo’s new S60R, V70R and S80R passenger cars.

•	We developed and commercialized a tubular integrated converter (TIC) that shortens production time, reduces manufacturing costs up to 25 percent and reduces weight up to 20 percent, using a new cold-formed, weld-free production process. Weight reduction results in improved fuel economy. Our TIC technology is applied on current models of the Ford Transit, Ford Focus, Peugeot 406, Citroen C5 and the GM/Opel Corsa.

•	We continue to win new business at Ford for our GripperTM stabilizer bar system. The GripperTM combines a pressurized elastomeric, mechanically bonded bushing with a multi-bend stabilizer bar that eliminates potential noise while improving vehicle ride and handling. We originally introduced this technology on the 2000 Taurus and Sable. It is now also available on other Ford vehicles, including the Mercury Grand Marquis, Lincoln Town Car and, most recently, the 2003 Lincoln Aviator.

     Our aftermarket business benefits from the design, manufacturing and technological expertise of our OE business as we leverage new technologies and applications into our aftermarket products, thereby reinforcing our premium products and strengthening our brands. We believe our OE expertise provides us with a significant advantage over many of our aftermarket competitors. For example, we have extended our ASD shock technology to our Monroe Reflex® premium aftermarket shock, originally launched in North America in 1999 and extended to Europe in 2002. We believe these types of initiatives have helped us to grow our North American aftermarket ride control market share, which increased from an estimated 47 percent in 1999 to an estimated 54 percent in 2003. We also introduced our non-ASD Monroe Reflex® premium aftermarket shock in Australia in 2003.

     Strong Customer Relationships. We have developed long-standing business relationships with leading global OEMs due to our superior design and manufacturing capabilities and global presence. In each of our operating segments, we work with our customers in all stages of production, including design, development, component sourcing, quality assurance, manufacturing and delivery. We believe that our customers view us as a solutions provider with a reputation for providing high-quality, innovative products at competitive prices with timely delivery and superior customer service. We have regularly received supplier awards from many of our top customers. In 2000, 2001, 2002 and 2003, we received Ford Motor Company’s World Excellence Award, recognizing us as one of Ford’s top suppliers in the world. Other 2002 awards included Nissan’s Master of Quality, PACCAR’s Preferred Supplier and Advance AutoParts Vendor of the Year awards. Our other awards for 2003 include Freightliner’s Master of Quality award (the highest achievement awarded to Freightliner suppliers), General Motors Corporation’s Worldwide Purchasing/ Order-To-Delivery Q.S.T.P. Award and recognition as a General Motors Corporation Supplier of the Year, the Volkswagen Group Award for our Puebla, Mexico operations and being named as a Diamond Supplier for Navistar International’s truck division.

     Diverse Revenue Mix. Our revenues are well-balanced across our product lines, markets and geographic regions. Emission control accounted for 63 percent of our 2003 net sales and ride control accounted for the remaining 37 percent. The OE business contributed 75 percent of our net sales in 2003, and the aftermarket contributed 25 percent. We generated approximately 50 percent of our 2003 net sales outside of North America, including in rapidly expanding markets such as China and Eastern Europe. We believe the balance between our participation in both the OE and aftermarket businesses and our global presence helps reduce our exposure to the cyclicality of the automotive industry.

     Extensive Aftermarket Distribution. We have a dedicated sales force and consumer brand marketing professionals who sell and market our products through all the primary channels of distribution, including full-line and specialty warehouse distributors, jobbers, installers, car dealers and automotive parts retailers. These same retailers provide significant opportunity as they are focused on increasing premium sales to automotive part installers. We are working to leverage our portfolio of innovative and premium brand name products and our extensive distribution capabilities to increase our sales to retailers.

     Experienced Management Team. Led by Mark P. Frissora, our senior management team has extensive experience in the automotive industry. Our top 15 senior managers have an average of 12 years of experience in our business segments, including an average of ten years at Tenneco Automotive. This management team has aggressively pursued major restructuring initiatives, cash flow management improvements and other strategies aimed at improving our overall profitability.

Business Strategy

     We seek to leverage our global position in the manufacture of emission control and ride control products and systems. We intend to apply our competitive strengths and balanced mix of products, markets, customers and distribution channels to capitalize on many of the significant existing and emerging trends in the automotive industry. The key components of our business strategy are described below.

     Leverage Global Engineering and Advanced System Capabilities. We continue to focus on the development of highly engineered systems and complex assemblies and modules, which are designed to provide value-added solutions to customers and generally increase vehicle content, and carry higher profit margins than individualized components. We have developed integrated, electronically linked global engineering and manufacturing facilities, which we believe will help us maintain our presence on top-selling vehicles. We have more than ten years of experience in integrating systems and modules. In addition, our Just-in-Time (JIT) and in-line sequencing manufacturing and distribution capabilities have enabled us to better respond to our customers’ needs. We operate 20 JIT facilities worldwide.

     Expand our Aftermarket Business. Our plans to expand our aftermarket business are focused on three key marketing initiatives: new product introductions; building consumer and industry awareness of the maintenance, performance and other benefits of ensuring that a vehicle’s ride and exhaust control systems are in good working condition; and extending our brands and aftermarket penetration to new product segments. For example, in 2003 we introduced our new DNXTM brand in the United States, which sport tunes cars with performance exhaust and adjustable suspension systems. We plan to introduce this brand in Europe this year. Another example is our Safety TriangleTM marketing campaign, which focuses on the impact of replacing worn shock absorbers and struts on vehicle safety. We are exploring a number of opportunities to extend our existing well known brands, such as Monroe®, and our product line generally to aftermarket product segments we have not previously served. For example, in 2003 we entered into an agreement with DuPont to develop, manufacture and market DuPontTM-branded car appearance products in North America. We believe that, when combined with our expansive customer service network, these initiatives will yield new incremental aftermarket revenues.

     Achieve Greater Content per Vehicle. As a result of increasing emissions standards and the introduction of multiple catalytic converters and heat exchangers per vehicle, we believe that available emission control content per light vehicle will rise over the next several years. We believe that consumers’ greater emphasis on automotive safety could also allow available ride control content per light vehicle to rise. In addition, advanced technologies and modular assemblies represent an opportunity to increase vehicle content. For example, our innovative CES system, which we recently debuted on several Volvo passenger cars, increases our content revenues five-fold compared to a standard shock offering. We plan to take advantage of these trends by leveraging our existing position on many top-selling vehicle platforms and by continuing to enhance our modular/systems capabilities.

     Execute Focused Transactions. In the past, we have been successful in identifying and capitalizing on strategic acquisitions and alliances to achieve growth. Through these acquisitions and alliances, we have (i) expanded our product portfolio; (ii) realized incremental business with existing customers; (iii) gained access to new customers; and (iv) achieved leadership positions in new geographic markets.

     We have developed a strategic alliance with Futaba, a leading exhaust manufacturer in Japan, that also includes a joint venture operation in Burnley, England. We also have an alliance with Tokico, a leading Japanese ride control manufacturer. These alliances help us grow our business with Japan-based OEMs by leveraging the geographical presence of each partner to serve Japan-based global platforms. We have established a presence in Thailand through a joint venture that supplies exhaust components for GMIsuzu. Our joint venture operations in Dalian and Shanghai, China have established us as one of the leading exhaust suppliers in the rapidly growing Chinese automotive market. We continue to expand our Chinese presence and, in November 2003, entered into two agreements to form new joint ventures in China. The first is with Eberspächer International GmbH to supply emission control products and systems for luxury cars produced by BMW and Audi in China, and the second is with Chengdu Lingchaun Mechanical Plant to supply emission control products and systems for various Ford platforms produced in China.

     Where appropriate, we intend to continue to pursue strategic alliances, joint ventures, acquisitions and other transactions that complement or enhance our existing products, technology, systems development efforts, customer base and/or domestic or international presence. We strive to align with strong local partners to help us further develop our leadership in systems integration and to penetrate international markets, and with companies that have proven products, proprietary technology, research capabilities and/or market penetration to help us achieve further leadership in product offerings, customer relationships, systems integration and overall presence.

     Growth in Adjacent Markets. One of our goals is to apply our existing design, engineering and manufacturing capabilities to penetrate a variety of adjacent markets and to achieve growth in higher-margin businesses. For example, we are aggressively leveraging our technology and engineering leadership in emission and ride control into adjacent markets, such as the heavy-duty market for trucks, buses, agricultural equipment, construction machinery and other commercial vehicles. As an established leading supplier of heavy-duty ride control and elastomer products, we are already serving customers like Volvo Truck, Mack, Navistar International, Freightliner and Scania. We also see tremendous opportunity to expand our presence in the heavy-duty market with our emission control products and systems, having recently entered this market in Europe with diesel technologies that will help customers meet Euro 4, Euro 5 and Kyoto requirements.

     Improve Efficiency and Reduce Costs. We are a process-oriented company and have implemented and are continuing to implement several programs designed to improve efficiency and reduce costs, including:

•	We are successfully completing Project Genesis, our primary initiative for improving global manufacturing and distribution efficiency. Since launching Project Genesis in December 2001, we have reduced excess manufacturing capacity and costs. We have closed eight facilities and improved workflow at 21 plants worldwide. Our senior credit facility permits us to exclude up to $60 million of cash charges and expenses, before taxes, related to any cost reduction initiatives from the calculation of our financial covenant ratios through 2006. We had excluded $24 million as of March 31, 2004. As we have previously disclosed, we continue to evaluate additional opportunities to initiate actions that will reduce our costs through implementing the most appropriate and efficient logistics, distribution and manufacturing footprint for the future. For example, we recently closed a facility in Brazil for which we will recognize charges of less than $2 million in the second quarter of 2004. We may in the future take various additional cost reduction actions in response to our continuing evaluation. Any cost reduction initiatives would result in costs and charges that could be material to our results of operations for the period in which we implement them. At present, however, we cannot assure you as to the size, nature or timing of any such additional costs or charges.

•	We anticipate long-term savings through our Six Sigma program, a methodology and approach designed to minimize product defects and improve operational efficiencies.

•	We have implemented a Lean manufacturing program to reduce costs, inventories and customer lead times while improving delivery.

•	We have adopted the Business Operating System (BOS), a disciplined system to promote and manage continuous improvement. BOS focuses on the assembly and analysis of data for quick and effective problem resolution to create more efficient and profitable operations.

•	We are using Economic Value Added (EVA®), a financial tool that more effectively measures how efficiently we employ our capital resources, and have linked the successful application of this management discipline to our incentive compensation program.

     In addition, we continue to work to reduce costs by standardizing products and processes throughout our operations; further developing our global supply chain management capabilities; improving our information technology; increasing efficiency through employee training; investing in more efficient machinery; and enhancing the global coordination of costing and quoting procedures, along with other steps to reduce administrative and operational costs and improve cost management.

     Reduce Borrowings and Improve Cash Flow. We are focused on a core set of goals designed to reduce borrowings and improve cash flow: (i) keeping selling, general and administrative expenses plus engineering, research and development costs (SGA&E) level as a percentage of sales, while continuing to invest in sales and engineering; (ii) extracting significant cash flow from working capital initiatives; (iii) maintaining overall gross margins in a challenging economic environment; and (iv) strengthening existing customer relationships and winning new long-term OE business.

The Transactions

Offering and Purchase of Senior Subordinated Notes

     This offering is designed to reduce our leverage and interest expense by allowing us to purchase and retire a portion of our outstanding $500 million principal amount of 11 5/8 percent senior subordinated notes due 2009. As previously disclosed, in connection with these transactions, we are considering a concurrent private placement of approximately $420 million of new senior subordinated notes that would close at or near the same time as this offering and which would enable us to further reduce our interest expense by fully refinancing our outstanding senior subordinated notes. We may proceed with this possible private placement if we determine that the pricing and other terms available to us are attractive in light of our intended use of the related proceeds. Given recent bond market conditions, we cannot assure you that we will go forward with this private placement. We intend to proceed with this offering and the purchase of a portion of our outstanding senior subordinated notes with the related proceeds, regardless of whether we also complete this possible private placement. Accordingly, in this prospectus we present information about this offering in the absence of a private placement of new senior subordinated notes, as well as this offering together with this private placement. See “Use of Proceeds,” “Description of Indebtedness and Other Obligations — Senior Subordinated Notes” and “Unaudited Pro Forma Consolidated Financial Statements.”

     On April 30, 2004, we commenced an offer to purchase all our outstanding senior subordinated notes for cash, which we expect will require approximately $557 million to complete, including accrued and unpaid interest on the notes. The offer to purchase includes a consent solicitation whereby, if we accept valid tenders from holders of a majority of our outstanding senior subordinated notes, we will be permitted to amend the related indenture to remove substantially all the restrictive covenants, eliminate specified events of default and make other changes. As of May 13, 2004, we had received valid tenders from holders of approximately $452 million aggregate principal amount of our outstanding senior subordinated notes and, accordingly, executed a supplemental indenture pursuant to which the proposed amendments to the indenture will become effective if we accept those notes for purchase. If we do not proceed with the private placement, we will be required to amend our offer to purchase to seek only an aggregate principal amount of outstanding senior subordinated notes that is equal to the net proceeds of this offering and will then hold the offer to purchase open for an additional ten business days thereafter. Because the revised offer to purchase will be for less than a majority of our outstanding senior subordinated notes, the revised offer to purchase will no longer include a consent solicitation, and the proposed amendments to the related indenture will not become effective. See “Description of Indebtedness and Other Obligations—Senior Subordinated Notes.”

     In connection with the offer to purchase, on May 12, 2004, we amended our senior credit facility with the consent of our senior lenders. The amendment permits us to effect the various proposed amendments to the indenture under which our outstanding senior subordinated notes were issued. See “Description of Indebtedness and Other Obligations—Senior Credit Facility.”

     If there are any excess net proceeds from this offering, including because the underwriters exercise their over-allotment option and the timing does not permit us to apply those proceeds at the closing of the offer to purchase, we will use them to repay or otherwise repurchase or refinance any of our outstanding senior subordinated notes that remain outstanding. For example, our outstanding senior subordinated notes are redeemable beginning in October 2004 at a price of 105.813 percent of the principal amount, plus accrued and unpaid interest to the date of redemption. The May 2004 amendment to our senior credit facility permits us to engage in such a redemption or otherwise refinance any of our senior subordinated notes that remain outstanding upon completion of the offer to purchase, at any time on or prior to December 31, 2004, without the requirement of a substantially concurrent refinancing transaction. We believe such a transaction would also be permitted by the terms of our other senior debt.

     If we complete the possible private placement in addition to this offering, and there are any excess net proceeds after the refinancing of all our outstanding senior subordinated notes, we will use them to repay, repurchase or otherwise refinance some of our outstanding senior debt as permitted by our senior credit facility and, to the extent permitted by our senior lenders, for other general corporate purposes. See “Use of Proceeds.”

     2003 Refinancing Transactions

     During 2003, we engaged in a series of transactions that resulted in the full refinancing of our senior credit facility in December. First, in June 2003, we offered and sold an initial $350 million of 10 1/4 percent senior secured notes due 2013 (100 percent of which were subsequently exchanged pursuant to an exchange offer for our $350 million of outstanding registered notes, completed on October 25, 2003). We used the net proceeds of the June offering, which totaled approximately $338 million, to prepay $251 million of term loans and $87 million of revolving credit borrowings then outstanding under our senior credit facility.

     In December 2003, we completed the refinancing of our senior credit facility through an amendment and restatement of our senior credit facility agreement. At that time, we received net proceeds of approximately $391 million from new borrowings under our amended and restated senior credit facility and net proceeds of approximately $136 million from the offering of $125 million principal amount of additional senior secured notes, which included a 13 percent premium over the principal amount. These proceeds were used (i) to refinance the $514 million of term loans then outstanding under our senior credit facility and (ii) for general corporate purposes. Our obligations under letters of credit outstanding immediately prior to completion of the refinancing of our senior credit facility remained outstanding under the facility after its amendment and restatement. See “Description of Indebtedness and Other Obligations.”

     Impact of the Offering and Related Transactions

     This offering, together with the refinancing transactions we completed in 2003, will have a substantial impact on the nature of our outstanding debt, as well as our liquidity, leverage, debt amortization requirements and interest expense. Prior to the June 2003 transaction, we had (i) approximately $765 million of term loans under our senior credit facility with remaining principal payments of approximately $94 million, $93 million, $7 million, $253 million and $248 million in 2004, 2005, 2006, 2007 and 2008, respectively, (ii) a $450 million revolving credit facility scheduled to expire in November 2005, and (iii) $500 million of senior subordinated notes maturing in 2009.

     Upon completion of this offering and the use of proceeds therefrom, on a pro forma basis as of March 31, 2004, we expect that we would have had approximately (a) $399 million of term loans under our senior credit facility with remaining principal payments of $4 million annually through 2009 and $376 million in 2010, (b) a $220 million revolving loan and letter of credit facility expiring in December 2008 and a $180 million tranche B letter of credit/ revolving loan facility expiring in December 2010 (the “tranche B letter of credit/revolving loan facility”) (which, under current accounting rules, will not be reflected on our balance sheet unless we have outstanding thereunder revolving loans or payments by the facility in respect of letters of credit), (c) $475 million of senior secured notes maturing in 2013, and (d) approximately $370 million of our outstanding senior subordinated notes maturing in 2009. On a pro forma basis, the net effect of the 2003 refinancing of our senior credit facility, this offering and the use of proceeds therefrom would have been to reduce our annual interest expense by approximately $6 million for 2003 and by approximately $4 million for the first quarter of 2004 if those transactions had been completed at the beginning of 2003. Further, in connection with this offering, we expect to record non-recurring pre-tax charges of approximately $12 million and $2 million related to the early tender premium and fees and the existing deferred debt issuance costs, respectively, as additional interest expense in the second quarter of 2004.

     If we also complete the possible private placement, upon completion of this offering, the private placement and the use of proceeds therefrom, we would have $420 million principal amount of new senior subordinated notes maturing in 2014, rather than our outstanding senior subordinated notes. On a pro forma basis, the net effect of all of these transactions and the 2003 refinancing of our senior credit facility would have been to reduce our interest expense by approximately $12 million for 2003 and by approximately $6 million for the first quarter of 2004, if they had all been completed at the beginning of 2003. Our non-recurring pre-tax charges related to the early tender premium and fees and the existing deferred debt issuance costs would increase to approximately $48 million and $9 million, respectively.

     See “Description of Indebtedness and Other Obligations,” “Unaudited Pro Forma Consolidated Financial Statements” and our Annual Report on Form 10-K for the year ended December 31, 2003 and Quarterly Report on Form 10-Q for the three months ended March 31, 2004, which are incorporated by reference herein.

     Other Recent Events

     In April 2004, we entered into three separate fixed-to-floating interest rate swaps with two separate financial institutions. These agreements swapped an aggregate of $150 million of fixed interest rate debt at a per annum rate of 10 1/4 percent to floating interest rate debt at a per annum rate of LIBOR plus a spread of 5.68 percent. Each agreement requires semi-annual settlements through July 15, 2013. Based on the initial LIBOR as determined under these agreements of 1.24 percent, these swaps would reduce our annual interest expense by approximately $5 million, which is not reflected in the pro forma information presented elsewhere in this prospectus.

The Offering

Common stock offered by Tenneco Automotive Inc.	11,904,761 shares

Common stock to be outstanding after this offering	53,774,355 shares

Use of proceeds	We estimate that the net proceeds to us from the offering after expenses will be approximately $142 million, assuming a public offering price of $12.60 per share. We intend to use the net proceeds of this offering to purchase a portion of our outstanding senior subordinated notes. If we also complete the possible private placement of new senior subordinated notes described elsewhere herein, we will use the proceeds therefrom to purchase any remaining outstanding senior subordinated notes and, in the event of any excess, to repay some of our outstanding senior indebtedness as permitted by our senior credit facility and, to the extent permitted by our senior lenders, for other general corporate purposes. See “Use of Proceeds.”

Risk factors	See “Risk Factors” beginning on page 16 for a discussion of factors you should carefully consider before deciding whether to purchase our common stock.

Dividend policy	The declaration of dividends on our common stock is at the discretion of our Board of Directors. We have not paid dividends on our common stock since the fourth quarter of 2000 and have no current plans to reinstate any such dividends. See “Dividend Policy.”

New York Stock Exchange Symbol	TEN

     The number of shares of our common stock to be outstanding after this offering in the table above is based on the number of shares outstanding as of March 31, 2004, and does not include:

•	6,691,953 shares of our common stock issuable upon exercise of stock options issued under our equity incentive plans and outstanding as of March 31, 2004 having a weighted average exercise price of $6.72 per share;

•	an additional 1,597,103 shares of common stock available for future issuance under our equity incentive plans as of March 31, 2004; and

•	up to 1,785,714 additional shares of common stock that we have agreed to sell if the underwriters exercise in full their overallotment option.

     Unless otherwise stated, all information contained in this prospectus assumes no exercise of the underwriters’ overallotment option.

Summary Historical Consolidated Financial Data

     The following summary historical consolidated financial data as of and for the years ended December 31, 2002 and 2003 were derived from the audited financial statements of Tenneco Automotive Inc. and its consolidated subsidiaries. See the section of this prospectus entitled “Experts.” The following summary historical consolidated financial data as of and for the year ended December 31, 2001 was derived from the audited financial statements of Tenneco Automotive Inc. and its consolidated subsidiaries which have been audited by Arthur Andersen LLP, independent auditors. The following summary historical consolidated financial data as of and for each of the three months ended March 31, 2003 and 2004 were derived from our unaudited condensed financial statements. In our opinion, the summary historical consolidated financial data as of and for the three months ended March 31, 2003 and 2004 include all adjusting entries, consisting only of normal recurring adjustments, necessary to present fairly the information set forth therein. You should not regard the results of operations for the three months ended March 31, 2004 as indicative of the results that may be expected for the entire fiscal year.

     Our consolidated financial statements for the year ended December 31, 2001 and for earlier years were audited by Arthur Andersen LLP. Because Arthur Andersen LLP has ceased accounting and auditing operations, we are unable to obtain written consent of Arthur Andersen LLP to incorporate their report in this prospectus. See “Risk Factors—Risks Relating to Our Prior Auditors” for further information.

     The following information should be read in conjunction with “Use of Proceeds,” “Capitalization,” “Selected Historical Consolidated Financial Data” and our historical consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the year ended December 31, 2003 and our Quarterly Report on Form 10-Q for the three months ended March 31, 2004, incorporated by reference herein.

				Three Months		Twelve Months
	Years Ended December 31,			Ended March 31,		Ended
						March 31,
	2001	2002	2003	2003	2004	2004(2)

	(dollars in millions)
Statements of income data:
Net sales and operating revenues	$3,364	$3,459	$3,766	$921	$1,034	$3,879

Cost of sales (exclusive of depreciation shown below)	2,699	2,735	2,994	743	830	3,081
Engineering, research, and development	67	67	67	19	17	65
Selling, general, and administrative	353	351	364	88	109	385
Depreciation and amortization of other intangibles	137	144	163	39	45	169
Amortization of goodwill	16	—	—	—	—	—
Other (income) expense, net	—	(7)	2	1	—	1

	3,272	3,290	3,590	890	1,001	3,701
Income before interest expense, income taxes, and minority interest	92	169	176	31	33	178
Interest expense (net of interest capitalized)	170	141	149	31	35	153
Income tax expense (benefit)	51	(7)	(6)	(2)	(1)	(5)
Minority interest	1	4	6	1	1	6

Income (loss) before cumulative effect of change in accounting principle	(130)	31	27	1	(2)	24
Cumulative effect of change in accounting principle, net of income tax(1)	—	(218)	—	—	—	—

Net income (loss)	$(130)	$(187)	$27	$1	$(2)	$24

				Three Months		Twelve Months
	Years Ended December 31,			Ended March 31,		Ended
						March 31,
	2001	2002	2003	2003	2004	2004(2)

	(dollars in millions, except per share amounts)
Average number of shares of common stock outstanding
Basic	37,779,837	39,795,481	40,426,136	40,084,584	40,861,204	40,625,003
Diluted	38,001,248	41,667,815	41,767,959	40,907,138	43,539,508	43,303,307
Earnings (loss) per average share of common stock —
Basic:
Before cumulative effect of change in accounting principle	$(3.43)	$0.78	$0.67	$0.02	$(0.05)	$0.59
Cumulative effect of change in accounting principle(1)	—	(5.48)	—	—	—	—

	$(3.43)	$(4.70)	$0.67	$0.02	$(0.05)	$0.59

Diluted:
Before cumulative effect of change in accounting principle	$(3.43)	$0.74	$0.65	$0.02	$(0.05)	$0.55
Cumulative effect of change in accounting principle(1)	—	(5.48)	—	—	—	—

	$(3.43)	$(4.74)	$0.65	$0.02	$(0.05)	$0.55

Balance sheet data:
Total assets	$2,681	$2,504	$2,795	$2,582	$2,912	$2,912
Short-term debt	191	228	20	250	18	18
Long-term debt	1,324	1,217	1,410	1,193	1,408	1,408
Minority interest	15	19	23	18	21	21
Shareholders’ equity	74	(94)	58	(66)	53	53

Statement of cash flows data:
Net cash provided (used) by operating activities	$141	$188	$281	$36	$13	$258
Net cash (used) by investing activities	(126)	(107)	(127)	(26)	(15)	(116)
Net cash provided (used) by financing activities	3	(73)	(49)	(3)	—	(46)
Cash flow(3)	209	253	315	41	38	312
Capital expenditures	127	138	130	26	25	129

Other financial data:
EBITDA(4)	$245	$313	$339	$70	$78	$347
Ratio of EBITDA to interest expense(5)	1.44	2.22	2.28	2.26	2.23	2.27
Ratio of total debt to EBITDA(6)(9)	6.18	4.62	4.22	NM	NM	4.11
Ratio of earnings to fixed charges(7)	.56	1.17	1.16	1.03	0.95	1.14
Working capital as a percent of sales(8)(9)	6.0%	3.6%	2.3%	NM	NM	2.4%

(1)	In 2002, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, which changed the accounting for purchased goodwill from an amortization method to an impairment-only approach. For more information about this change you should read Note 3 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2003, incorporated by reference herein.

(2)	This presentation of our results for the twelve months ended March 31, 2004, is not a presentation in accordance with GAAP, as our year ends on December 31. We have presented this information in order to show our performance over the last twelve months because we believe this information is important to investors in understanding the operating trends of our business. Except for the balance sheet data, the data in this column represent the following calculation using the data from other columns in the table above: data from the column labeled “Year Ended December 31, 2003” less data from the column labeled “Three Months Ended March 31, 2003” plus data from the column labeled “Three Months Ended March 31, 2004.”

(3)	The amounts included in the cash flow calculation are the sum of cash provided before financing activities, cash paid during the year for interest and cash paid during the year for taxes as shown in the historical statements of cash flow. We have reported cash flow because we regularly review cash flow as a measure of cash generated by our business to meet our debt and tax obligations. In addition, we believe our debt holders and others analyze our cash flow for similar purposes. We also believe that cash flow assists investors in understanding our ability to meet our obligations. Cash flow is derived from the statements of cash flows as follows:

						Twelve
	Years Ended			Three Months		Months
	December 31,			Ended March 31,		Ended
						March 31,
	2001	2002	2003	2003	2004	2004(2)

	(dollars in millions)
Net cash provided (used) before financing activities	$15	$81	$154	$10	$(2)	$142
Cash paid during the year for interest	177	145	115	20	37	132
Cash paid during the year for taxes	17	27	46	11	3	38

Cash flow	$209	$253	$315	$41	$38	$312

(4)	EBITDA represents income before extraordinary item, cumulative effect of change in accounting principle, interest expense, income taxes, minority interest and depreciation and amortization. EBITDA is not a calculation based upon generally accepted accounting principles. The amounts included in the EBITDA calculation, however, are derived from amounts included in the historical statements of income data. In addition, EBITDA should not be considered as an alternative to net income or operating income as an indicator of our operating performance, or as an alternative to operating cash flows as a measure of liquidity. We have reported EBITDA because we regularly review EBITDA as a measure of our company’s performance. In addition, we believe our debt holders utilize and analyze our EBITDA for similar purposes. We also believe EBITDA assists investors in comparing a company’s performance on a consistent basis without regard to depreciation and amortization, which can vary significantly depending upon many factors. However, the EBITDA measure presented in this document may not always be comparable to similarly titled measures reported by other companies due to differences in the components of the calculation. EBITDA is derived from the statements of income as follows:

						Twelve
				Three Months		Months
	Years Ended December 31,			Ended March 31,		Ended
						March 31,
	2001	2002	2003	2003	2004	2004(2)

	(dollars in millions)
Net income (loss)	$(130)	$(187)	$27	$1	$(2)	$24
Cumulative effect of change in accounting principle, net of income tax	—	218	—	—	—	—
Minority interest	1	4	6	1	1	6
Income tax expense (benefit)	51	(7)	(6)	(2)	(1)	(5)
Interest expense (net of interest capitalized)	170	141	149	31	35	153
Depreciation and amortization	153	144	163	39	45	169

EBITDA	$245	$313	$339	$70	$78	$347

(5)	The 2003 senior credit facility refinancing, this offering and the use of proceeds therefrom would have decreased our interest expense by approximately $6 million for 2003 and by approximately $4 million for the first quarter of 2004, on a pro forma basis. The unaudited ratio of EBITDA to pro forma interest expense, assuming we had completed these transactions at the beginning of 2003, would have been as presented below:

	Three Months Ended	Twelve Months
Year Ended	March 31,	Ended
December 31, 2003	2004	March 31, 2004(2)

2.37	2.52	2.39

If we also complete the possible private placement described herein, the effect of all these transactions would have been to decrease our interest expense by approximately $12 million for 2003 and by approximately $6 million for the first quarter of 2004, on a pro forma basis. The unaudited ratio of EBITDA to pro forma interest expense, assuming we had completed all of these transactions at the beginning of 2003, would have been as presented below:

	Three Months Ended	Twelve Months
Year Ended	March 31,	Ended
December 31, 2003	2004	March 31, 2004(2)

2.47	2.69	2.51

      See “Unaudited Pro Forma Consolidated Financial Statements.”

(6)	This offering and the use of proceeds therefrom would have decreased our outstanding debt by approximately $130 million as of March 31, 2004, on a pro forma basis. The unaudited ratio of pro forma total debt to EBITDA would have been 3.73 for the twelve months ended March 31, 2004, assuming we had completed these transactions on March 31, 2004. The effect of our 2003 senior credit facility refinancing was already reflected in our balance sheet as of March 31, 2004. If we also complete the possible private placement, our outstanding debt would have increased by approximately $50 million, on a pro forma basis, and the unaudited ratio of pro forma total debt to EBITDA would have been 3.88 for the twelve months ended March 31, 2004, assuming we had completed all of these transactions on March 31, 2004. See “Unaudited Pro Forma Consolidated Financial Statements.”

(7)	For purposes of computing this ratio, earnings generally consist of income from continuing operations before income taxes and fixed charges excluding capitalized interest. Fixed charges consist of interest expense, the portion of rental expense considered representative of the interest factor and capitalized interest. See Exhibit 12 to our Annual Report on Form 10-K for the year ended December 31, 2003, and Exhibit 12 to our Quarterly Report on Form 10-Q for the three months ended March 31, 2004, which are incorporated herein by reference, for the computation of the ratio of earnings to fixed charges. For the year ended December 31, 2001, earnings were insufficient by $80 million to cover fixed charges. For the three months ended March 31, 2004, earnings were insufficient by $2 million to cover fixed charges.

The unaudited ratio of pro forma earnings to fixed charges, assuming we had completed the 2003 senior credit facility refinancing, this offering and the use of proceeds therefrom at the beginning of 2003, would have been as presented below:

Year Ended	Three Months Ended	Twelve Months Ended
December 31, 2003	March 31, 2004	March 31, 2004(2)

1.18	1.00	1.17

If we also complete the possible private placement described herein, the unaudited ratio of pro forma earnings to fixed charges, assuming we had completed all of these transactions at the beginning of 2003, would have been as presented below:

Year Ended	Three Months Ended	Twelve Months Ended
December 31, 2003	March 31, 2004	March 31, 2004(2)

1.20	1.03	1.20

See “Unaudited Pro Forma Consolidated Financial Statements.”

(8)	For purposes of computing working capital as a percentage of sales, we exclude cash and the current portion of long-term debt from the calculation. We exclude these items because we manage our working capital activity through cash and short-term debt. To include these items in the calculation would distort actual working capital changes. Our calculation of working capital as a percentage of sales is as follows:

						Twelve
				Three Months		Months
	Years Ended December 31,			Ended March 31,		Ended
						March 31,
	2001	2002	2003	2003	2004	2004(2)

	(dollars in millions)
Current assets:
Receivables—customer notes and accounts, net	$380	$394	$427	$451	$498	$498
Receivables—other	15	15	15	15	14	14
Inventories	326	352	343	373	367	367
Deferred income taxes	66	56	63	57	63	63
Prepayments and other	101	95	112	105	140	140

	$888	$912	$960	$1,001	$1,082	1,082
Current liabilities:
Trade payables	$401	$505	$621	$592	$692	$692
Accrued taxes	35	40	19	29	25	25
Accrued interest	25	23	42	33	39	39
Accrued liabilities	148	172	162	164	205	205
Other accruals	76	48	29	41	29	29

	$685	$788	$873	$859	$990	$990
Working capital (current assets less current liabilities)	$203	$124	$87	$142	$92	$92
Sales	$3,364	$3,459	$3,766	$921	$1,034	$3,879
Working capital as a percent of sales(9)	6.0%	3.6%	2.3%	NM	NM	2.4%

(9)	Not meaningful (“NM”) refers to financial metrics that we believe would not provide investors with relevant information for the period presented.

Risk Factors

     You should carefully consider the risks described below and all other information contained in or incorporated by reference into this prospectus before purchasing our common stock. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. Any of the following risks could materially adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your original investment. Consequently, an investment in our common stock should only be considered by persons who can assume such risk. You are encouraged to perform your own investigation with respect to our common stock and our company. Some of the statements in this discussion of “Risk Factors” are forward-looking statements. See “Forward-Looking Statements.”

Risks Relating to Our Company

Our substantial debt could adversely affect our business or ability to raise additional capital to fund our operations and limit our ability to react to changes in the economy.

     We are a highly leveraged company. As of March 31, 2004, we had $1,426 million of outstanding indebtedness. Our substantial amount of debt requires significant interest payments. We also incur additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other general corporate purposes.

     This level of indebtedness could have important consequences for you, including the following:

•	a substantial portion of our cash flow from operations must be dedicated to the repayment of our indebtedness, and thus is not available for other purposes;

•	it may limit our ability to borrow money or sell stock for our working capital, capital expenditures, debt service requirements or other purposes;

•	it may limit our flexibility in planning for, or reacting to, changes in our operations, our business or the industry in which we compete;

•	we are more highly leveraged than all of our major competitors, which may place us at a competitive disadvantage;

•	it may make us more vulnerable to downturns in our business or the economy;

•	our ability to meet the debt service requirements of our indebtedness could be impaired in the future; and

•	there would be a material adverse effect on our business and financial condition if we were unable to service our indebtedness or obtain additional financing, as needed.

Despite our substantial indebtedness, we may still be able to incur significantly more debt. This could intensify many of the risks described herein.

     The terms of the agreements governing our indebtedness limit, but do not prohibit, us or our subsidiaries from incurring significant additional indebtedness in the future. As of March 31, 2004, under our senior credit facility we had $220 million of unused revolving credit facility capacity, $117 million of unused tranche B letter of credit/revolving loan facility capacity and $63 million of letters of credit issued under the tranche B letter of credit/revolving loan facility, and the covenants under our debt agreements would allow us to borrow a significant amount of additional indebtedness. The more we become leveraged, the more we, and in turn our security holders, become exposed to many of the risks described herein.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our annual debt service obligations to increase significantly.

     Certain of our borrowings, including borrowings under our senior credit facility, are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income would decrease. An increase of 1.0 percent in the interest rates payable on our existing variable rate indebtedness would have increased our 2003 estimated debt service requirements by approximately $6 million before taxes on a pro forma basis after giving effect to the 2003 senior credit refinancing and this offering and the use of proceeds therefrom, and by approximately $6 million before taxes on a pro forma basis if we also complete the possible private placement and use the proceeds therefrom to purchase our remaining outstanding senior subordinated notes. In April 2004, we entered into $150 million of fixed-to-floating interest rate swaps with two separate financial institutions. See “Description of Indebtedness and Other Obligations.” An increase of 1.0 percent in the interest rates payable on these swaps would increase our debt service requirements by less than $2 million annually before taxes. We have no interest rate hedge agreements that would shield us from this risk. We might consider entering into additional fixed-to-floating interest rate swaps on all or any portion of our remaining fixed-rate debt. Such a transaction would initially reduce our interest expense, but may expose us to an increase in interest rates in the future.

We are required to make substantial debt service payments, and we may not be able to generate sufficient cash to service all of our indebtedness.

     Our ability to make payments on our indebtedness depends on our ability to generate cash in the future. On a pro forma basis, the net effect of our 2003 refinancing transactions, together with this offering and the use of proceeds therefrom, would have been to decrease our annual interest expense by approximately $6 million for 2003 and by approximately $4 million for the first quarter of 2004. If we also complete the possible private placement, on a pro forma basis the net effect of these transactions and the use of proceeds therefrom would have been to decrease our annual interest expense by approximately $12 million for 2003 and by approximately $6 million for the first quarter of 2004. Our annual debt service obligations in 2004, assuming we incur no further indebtedness, will consist primarily of interest and required principal payments under our senior credit facility and the agreements governing the debt incurred by our foreign subsidiaries, and interest payments on our senior secured notes and senior subordinated notes. Our annual cash debt service payments, based on the amount of indebtedness we would have had outstanding on March 31, 2004 on a pro forma basis, are expected to be approximately $136 million for each of 2004 and 2005, assuming we do not complete the possible private placement, and approximately $130 million for each of 2004 and 2005 if we do complete the possible private placement. This assumes interest rates would remain at their levels as of December 31, 2003. See “—Our variable rate indebtedness subjects us to interest rate risk, which could cause our annual debt service obligations to increase significantly.” Accordingly, we will have to generate significant cash flows from operations to meet our debt service requirements. For the year ended December 31, 2003 and the three months ended March 31, 2004, our cash flows from operating activities were $281 million and $13 million, respectively. If we do not generate sufficient cash flow to meet our debt service and working capital requirements, we may need to seek additional financing or sell assets. This may make it more difficult for us to obtain financing on terms that are acceptable to us, or at all. Without any such financing, we could be forced to sell assets to make up for any shortfall in our payment obligations under unfavorable circumstances.

     Our senior credit agreement and the indentures governing our senior secured notes and our senior subordinated notes limit our ability to sell assets and also restrict the use of proceeds from any asset sale. Moreover, our senior credit facility is secured on a first priority basis by substantially all of our and our subsidiary guarantors’ tangible and intangible domestic assets, pledges of all of the stock of our and our subsidiary guarantors’ direct domestic subsidiaries and pledges of 66 percent of the stock of our and our subsidiary guarantors’ direct foreign subsidiaries. The senior secured notes are secured on a second priority basis by substantially all of our and our subsidiary guarantors’ tangible and intangible assets excluding, however, any stock of foreign subsidiaries and a portion of the stock of domestic subsidiaries. If necessary, we may not be able to sell assets quickly enough or for sufficient amounts to enable us to meet our obligations. Furthermore, a substantial portion of our assets are, and may continue to be, intangible assets.

Our failure to comply with the covenants contained in the agreement governing our senior credit facility or our other debt agreements, including as a result of events beyond our control, could result in an event of default which could materially and adversely affect our operating results and our financial condition.

     Our senior credit facility requires us to maintain specified financial ratios. In addition, our senior credit facility and our other debt instruments require us to comply with various operational and other covenants. If there were an event of default under any of our debt instruments that was not cured or waived, the holders of the defaulted debt could cause all amounts outstanding with respect to that debt to be due and payable immediately. We cannot assure you that our assets or cash flow would be sufficient to fully repay borrowings under our outstanding debt instruments, either upon maturity or if accelerated, upon an event of default, or that, if we were required to repurchase any of our debt securities upon a change of control, we would be able to finance or restructure the payments on those debt securities.

     For example, in each of 2000, 2001 and 2002, we were required to seek an amendment to our senior credit facility to revise the financial ratios we are required to maintain thereunder. We were able to obtain an amendment in each of those years. In addition, we reset our financial ratios when we amended and restated our senior credit facility in 2003 to cover periods not addressed by prior amendments. If, in the future, we are required to obtain similar amendments, there can be no assurance that those amendments would be available on commercially reasonable terms or at all. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” in our Quarterly Report on Form 10-Q for the three months ended March 31, 2004 and Annual Report on Form 10-K for the year ended December 31, 2003, which are incorporated by reference herein.

     If, as or when required, we are unable to repay, refinance or restructure our indebtedness under our senior credit facility, or amend the covenants contained therein, the lenders under our senior credit facility could elect to terminate their commitments thereunder, cease making further loans and institute foreclosure proceedings against our assets. Under such circumstances, we could be forced into bankruptcy or liquidation. In addition, any event of default or declaration of acceleration under one of our debt instruments could also result in an event of default under one or more of our other financing agreements, including the notes and the agreements under which we sell certain of our accounts receivable. This would have a material adverse impact on our liquidity and financial position.

Changes in consumer demand and prices could materially and adversely impact our financial condition and results of operations.

     Demand for and pricing of our products are subject to economic conditions and other factors present in the various domestic and international markets where our products are sold. Demand for our OE products is subject to the level of consumer demand for new vehicles that are equipped with our parts. The level of new car purchases is cyclical, affected by such factors as interest rates, consumer confidence, patterns of consumer spending and the automobile replacement cycle. Demand for our aftermarket, or replacement, products varies based upon such factors as the level of new vehicle purchases, which initially displaces demand for aftermarket products, the severity of winter weather, which increases the demand for certain aftermarket products, and other factors, including the average useful life of parts and number of miles driven. For example, weakened economic conditions in the United States over the last several years resulted in substantially all the customers of our North American operations slowing new vehicle production in 2001, 2002 and 2003 compared to 1999 and 2000. Further decreases in demand for automobiles and automotive products generally, or in the demand for our products in particular, could materially and adversely impact our financial condition and results of operations.

We may be unable to realize sales represented by our awarded business, which could materially and adversely impact our financial condition and results of operations.

     The realization of future sales from awarded business is inherently subject to a number of important risks and uncertainties, including the number of vehicles that our OE customers will actually produce, the timing of that production and the mix of options that our OE customers and consumers may choose. For example, substantially all of our North American vehicle manufacturer customers slowed new light vehicle production in 2001 and 2003, with a slight increase in 2002. These production rates for the first quarter of 2004 were down approximately one percent from the same period last year, and we remain cautious regarding production volumes for the remainder of 2004. Given current economic conditions, we expect the North American light vehicle build to be approximately 16 million units in 2004, which is a slight increase from 2003 levels. We expect the European light vehicle production to remain flat with 2003 levels. In addition, our customers generally have the right to replace us with another supplier at any time for a variety of reasons and have increasingly demanded price decreases over the life of awarded business. Accordingly, we cannot assure you that we will in fact realize any or all of the future sales represented by our awarded business. Any failure to realize these sales could have a material adverse effect on our financial condition and results of operations.

     In many cases, we must commit substantial resources in preparation for production under awarded OE business well in advance of the customer’s production start date. In some instances, the terms of our OE customer arrangements permit us to recover these pre-production costs if the customer cancels the business through no fault of our company. Although we have been successful in recovering these costs under appropriate circumstances in the past, we can give no assurance that our results of operations will not be materially impacted in the future if we are unable to recover these types of pre-production costs related to OE cancellation of awarded business. See Note 11 to our consolidated financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Environmental and Other Matters” included in our Annual Report on Form 10-K for the year ended December 31, 2003 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Environmental and Other Matters” included in our Quarterly Report on Form 10-Q for the three months ended March 31, 2004, which are incorporated by reference herein, for a discussion of recent cost recovery discussions with one of our OE customers.

We may be unable to compete favorably in the highly competitive automotive parts industry.

     The automotive parts industry is highly competitive. Although the overall number of competitors has decreased due to ongoing industry consolidation, we face significant competition within each of our major product areas. The principal competitive factors are price, quality, service, product performance, design and engineering capabilities, new product innovation, global presence and timely delivery. We cannot assure you that we will be able to continue to compete favorably in this competitive market or that increased competition will not have a material adverse effect on our business by reducing our ability to increase or maintain sales or profit margins.

We may not be able to successfully respond to the changing distribution channels for aftermarket products.

     Major automotive aftermarket retailers, such as AutoZone and Advance Auto Parts, are attempting to increase their commercial sales by selling directly to automotive parts installers in addition to individual consumers. These installers have historically purchased from their local warehouse distributors and jobbers, who are our more traditional customers. We cannot assure you that we will be able to maintain or increase aftermarket sales through increasing our sales to retailers. Furthermore, because of the cost focus of major retailers, we have occasionally been required to offer price concessions to them. Our failure to maintain or increase aftermarket sales, or to offset the impact of any reduced sales or pricing through cost improvements, could have an adverse impact on our business and operating results.

We may be unable to realize our business strategy of improving operating performance and generating savings and improvements to help offset pricing pressures from our customers.

     We have either implemented or plan to implement strategic initiatives designed to improve our operating performance. The failure to achieve the goals of these strategic initiatives could have a material adverse effect on our business, particularly since we rely on these initiatives to offset pricing pressures from our customers, as described above. See “—Changes in consumer demand and prices could materially and adversely impact our financial condition and results of operations” and “—We may be unable to realize sales represented by our awarded business, which could materially and adversely impact our financial condition and results of operations.” We cannot assure you that we will be able to successfully implement or realize the expected benefits of any of these initiatives or that we will be able to sustain improvements made to date.

The cyclicality of automotive production and sales could cause a decline in our financial condition and results.

     A decline in automotive sales and production would likely cause a decline in our sales to vehicle manufacturers, and could result in a decline in our results of operations and financial condition. The automotive industry has been characterized historically by periodic fluctuations in overall demand for vehicles due to, among other things, changes in general economic conditions and consumer preferences. These fluctuations generally result in corresponding fluctuations in demand for our products. The highly cyclical nature of the automotive industry presents a risk that is outside our control and that cannot be accurately predicted.

Longer product lives of automotive parts are adversely affecting aftermarket demand for some of our products.

     The average useful life of automotive parts has steadily increased in recent years due to innovations in products and technologies. The longer product lives allow vehicle owners to replace parts of their vehicles less often. As a result, a portion of sales in the aftermarket has been displaced. This has adversely impacted, and will likely continue to adversely impact, our aftermarket sales. Aftermarket sales represented approximately 25 percent of our net sales for 2003, as compared to 26 percent of our net sales for 2002.

We may incur material costs related to product warranties, environmental and regulatory matters and other claims, which could have an adverse impact on our financial condition and results of operations.

     From time to time, we receive product warranty claims from our customers, pursuant to which we may be required to bear costs of repair or replacement of certain of our products. Vehicle manufacturers are increasingly requiring their outside suppliers to guarantee or warrant their products and to be responsible for the operation of these component products in new vehicles sold to consumers. Warranty claims may range from individual customer claims to full recalls of all products in the field. We cannot assure you that costs associated with providing product warranties will not be material, or that those costs will not exceed any amounts reserved for them in our financial statements. For a description of our accounting policies regarding warranty reserves, see our consolidated financial statements included in Item 8 of our Annual Report on Form 10-K for the year ended December 31, 2003 and Note 5 to our consolidated financial statements included in our Quarterly Report on Form 10-Q for the three months ended March 31, 2004, which are incorporated by reference herein.

     Additionally, we are subject to a variety of environmental and pollution control laws and regulations in all jurisdictions in which we operate. Soil and groundwater remediation activities are being conducted at certain of our real properties.

     We also from time to time are involved in legal proceedings, claims or investigations that are incidental to the conduct of our business. Some of these proceedings allege damages against us relating to environmental liabilities, intellectual property matters, personal injury claims, employment matters or commercial or contractual disputes. For example, we are involved in litigation over medical benefits provided to some of our former employees. As another example, we are involved in litigation with the minority owner of one of our Indian joint ventures over various operational issues that involves a court-mandated bidding process. We are also subject to a number of lawsuits initiated by a significant number of claimants alleging health problems as a result of exposure to asbestos. Many of these cases involve significant numbers of individual claimants. Many of these cases also involve numerous defendants, with the number of each in some cases exceeding 200 defendants from a variety of industries. We are experiencing an increasing number of these claims, likely due to bankruptcies of major asbestos manufacturers. In future periods, we could be subject to cash costs or non-cash charges to earnings if any of these matters is resolved unfavorably to us.

     We vigorously defend ourselves in connection with all of the matters described above. We cannot, however, assure you that the costs, charges and liabilities associated with these matters will not be material, or that those costs, charges and liabilities will not exceed any amounts reserved for them in our financial statements. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Environmental and Other Matters,” and our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2003, and Note 5 to our consolidated financial statements in our Quarterly Report on Form 10-Q for the three months ended March 31, 2004, incorporated by reference herein, for further description.

The hourly workforce in the automotive industry is highly unionized and our business could be adversely affected by labor disruptions.

     Although we consider our current relations with our employees to be good, if major work disruptions were to occur, our business could be adversely affected by, for instance, a loss of revenues, increased costs or reduced profitability. As of December 31, 2003, we had approximately 19,139 employees, approximately 53.3 percent of which were subject to a total of approximately 50 collective bargaining agreements that expire and are renegotiated at various points in time. Twenty-eight of these agreements covering approximately 4,000 employees will expire on various dates during 2004. At September 30, 2003, approximately 29.7 percent of our employees were represented by workers’ councils within our European operations. We have not experienced a material labor disruption in our workforce in the last ten years, but there can be no assurance that we will not experience a material labor disruption at one of our facilities in the future in the course of renegotiation of our labor arrangements or otherwise. In addition, substantially all of the hourly employees of North American vehicle manufacturers are represented by the United Automobile, Aerospace and Agricultural Implement Workers of America under collective bargaining agreements and vehicle manufacturers and their employees in other countries are also subject to labor agreements. A work stoppage or strike at the production facilities of a significant customer, at our facilities or at a significant supplier could have an adverse impact on us by disrupting demand for our products and/or our ability to manufacture our products. For example, a GM strike in 1998 reduced second and third quarter revenue and income growth of our OE business in that year.

Consolidation among automotive parts customers and suppliers could make it more difficult for us to compete favorably.

     Our financial condition and results of operations could be adversely affected because the customer base for automotive parts is consolidating in both the original equipment market and aftermarket. As a result, we are competing for business from fewer customers. Due to the cost focus of these major customers, we have been, and expect to continue to be, required to reduce prices as part of our initial business quotations and over the life of vehicle platforms we have been awarded. We cannot be certain that we will be able to generate cost savings and operational improvements in the future that are sufficient to offset price reductions required by existing customers and necessary to win additional business.

     Furthermore, the trend toward consolidation among automotive parts suppliers is resulting in fewer, larger suppliers who benefit from purchasing and distribution economies of scale. If we cannot achieve cost savings and operational improvements sufficient to allow us to compete favorably in the future with these larger companies, our financial condition and results of operations could be adversely affected due to a reduction of, or inability to increase, sales.

We are dependent on large customers for future revenues, the loss of any of which could have a material adverse impact on us.

     We depend on major vehicle manufacturers for a substantial portion of our net sales. For example, during 2003, GM, Ford, Volkswagen, and DaimlerChrysler accounted for 18.9 percent, 13.9 percent, 11.0 percent, and 8.8 percent of our net sales, respectively. The loss of all or a substantial portion of our sales to any of our large-volume customers could have a material adverse effect on our financial condition and results of operations by reducing cash flows and our ability to spread costs over a larger revenue base. We may make fewer sales to these customers for a variety of reasons, including: (i) loss of awarded business; (ii) reduced or delayed customer requirements; or (iii) strikes or other work stoppages affecting production by the customers.

We are subject to risks related to our international operations.

     We have manufacturing and distribution facilities in many regions and countries, including Australia, China, India, North America, Europe and South America, and sell our products worldwide. For 2003, approximately 50 percent of our net sales were derived from operations outside North America. International operations are subject to various risks which could have a material adverse effect on those operations or our business as a whole, including:

•	exposure to local economic conditions;

•	exposure to local political conditions, including the risk of seizure of assets by foreign government;

•	exposure to local social unrest, including any resultant acts of war, terrorism or similar events;

•	exposure to local public health issues and the resultant impact on economic and political conditions;

•	currency exchange rate fluctuations;

•	hyperinflation in certain foreign countries;

•	controls on the repatriation of cash, including imposition or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries; and

•	export and import restrictions.

Exchange rate fluctuations could cause a decline in our financial condition and results of operations.

     As a result of our international operations, we generate a significant portion of our net sales and incur a significant portion of our expenses in currencies other than the U.S. dollar. To the extent we are unable to match revenues received in foreign currencies with costs paid in the same currency, exchange rate fluctuations in that currency could have a material adverse effect on our business. For example, where we have significantly more costs than revenues generated in a foreign currency, we are subject to risk if that foreign currency appreciates against the U.S. dollar because the appreciation effectively increases our costs in that location. From time to time, as and when we determine it is appropriate and advisable to do so, we will seek to mitigate the effect of exchange rate fluctuations through the use of derivative financial instruments. We cannot assure you, however, that we will continue this practice or be successful in these efforts.

     The financial condition and results of operations of some of our operating entities are reported in foreign currencies and then translated into U.S. dollars at the applicable exchange rate for inclusion in our consolidated financial statements. As a result, appreciation of the U.S. dollar against these foreign currencies will have a negative impact on our reported revenues and operating profit while depreciation of the U.S. dollar against these foreign currencies will have a positive effect on reported revenues and operating profit. For example, our European operations were positively impacted in 2002 and 2003 due to the strengthening of the Euro against the U.S. dollar. Our South American operations were negatively impacted by the devaluation in 2000 of the Brazilian currency as well as by the devaluation of the Argentine currency in 2002. We do not generally seek to mitigate this translation effect through the use of derivative financial instruments.

Further significant changes in our stockholder composition may jeopardize our ability to use some or all of our net operating loss carryforwards.

     As of March 31, 2004, we had federal net operating loss (“NOL”) carryforwards of $536 million available to reduce taxable income in future years, and these NOL carryforwards expire in various years through 2024. The federal tax effect of these NOLs is $188 million and is recorded as an asset on our balance sheet at March 31, 2004. Our ability to utilize our NOL carryforwards could become subject to significant limitations under Section 382 of the Internal Revenue Code (“Section 382”) if we undergo a majority ownership change. We would undergo a majority ownership change if, among other things, the stockholders who own or have owned, directly or indirectly, five percent or more of our common stock or are otherwise treated as five percent stockholders under Section 382 and the regulations promulgated thereunder, increase their aggregate percentage ownership of our stock by more than 50 percentage points over the lowest percentage of the stock owned by these stockholders at any time during the testing period, which is generally the three-year period preceding the potential ownership change. In the event of a majority ownership change, Section 382 imposes an annual limitation on the amount of taxable income a corporation may offset with NOL carryforwards. Any unused annual limitation may be carried over to later years until the applicable expiration date for the respective NOL carryforwards. If we were to undergo a majority ownership change, we would be required to record a reserve for some or all of the asset currently recorded on our balance sheet. As of March 31, 2004, we believe that there had been a significant change, but not a majority change, in our ownership during the prior three years. In addition, after giving effect to this offering, we do not believe we will have undergone a majority ownership change during the prior three years. We cannot, however, assure you that we will not undergo a majority ownership change in the future. Further, because an ownership change for federal tax purposes can occur based on trades among our existing stockholders, whether we undergo a majority ownership change may be a matter beyond our control.

The prices of raw materials may change, which could have a material adverse impact on us.

     Significant increases in the cost of certain raw materials used in our products, to the extent they are not timely reflected in the price we charge our customers or mitigated through long-term supply contracts, could materially and adversely impact our results.

Risks Relating to This Offering

Our stock price could be volatile, and your investment could suffer a decline in value.

     In recent years, our stock price has been extremely volatile, and we have recently experienced a substantial increase in our stock price. Since the first quarter of 2002, the sale price of our common stock has ranged between a low of $1.90 per share and a high of $15.34 per share. Further, our stock price has increased by approximately 87 percent from January 1, 2004 to May 12, 2004. The market price of our common stock may fluctuate significantly in the future due to a variety of factors, including:

•	quarterly variations in our operating results;

•	announcements or introduction of technological innovations by us or our competitors;

•	changes in or our failure to meet market or securities analysts’ expectations;

•	market conditions relating to our industry;

•	erroneous reports in the press regarding the activities of our company;

•	future sales of our common stock;

•	sales of significant amounts of our common stock or other securities in the open market;

•	the depth of the market for our common stock;

•	actual or anticipated fluctuations in our operating results;

•	acts of war or terrorism and the impact of these events and economic, financial and social conditions on the financial markets and our operating results; and

•	general market conditions and other factors.

     In the past, securities class action litigation has often been instituted following periods of volatility in the market price of a company’s securities. A securities class action suit against us could result in substantial costs, potential liabilities and the diversion of our management’s attention and resources.

Investors in the offering will experience immediate and substantial dilution.

     At March 31, 2004, our net tangible book value per share of common stock was negative. Therefore, if you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution in the net tangible book value per share of common stock from the price per share that you pay for the common stock. If the holders of outstanding options exercise those options at prices below the public offering price, you will incur further dilution.

Sales of substantial amounts of our common stock or the perception that these sales may occur could cause the market price of our common stock to drop significantly, even if our business is performing well.

     Our stock price may be depressed by future sales of our shares or the perception that such sales may occur. We had 41,892,010 shares outstanding as of April 30, 2004, substantially all of which shares are not subject to limitations on resale under Rule 144 of the Securities Act of 1933. Sales of substantial amounts of our common stock in the public market might lower our common stock’s market price. We are unable to estimate the amount, timing or nature of future sales of our outstanding common stock.

We cannot assure you that we will complete the full refinancing of our outstanding senior subordinated notes in connection with this offering.

     As previously disclosed, in connection with this offering, we are considering a concurrent private placement of approximately $420 million of new senior subordinated notes that would close at or near the same time as this offering and would enable us to further reduce our interest expense by fully refinancing our outstanding senior subordinated notes. We may proceed with this possible private placement if we determine that the pricing and other terms available to us are attractive in light of our intended use of the related proceeds. Given recent bond market conditions, we cannot assure you that we will go forward with this private placement. As a result, we cannot assure you that we will complete the full refinancing of our outstanding senior subordinated notes in connection with this offering. We intend to proceed with this offering and the purchase of a portion of our outstanding senior subordinated notes with the related proceeds, regardless of whether we complete the possible private placement. We are unable to estimate the amount or nature of any impact that our action or inaction with respect to the possible private placement and related purchase of our remaining outstanding senior subordinated notes might have on the market price of our common stock. See “Use of Proceeds” and “Description of Indebtedness and Other Obligations—Senior Subordinated Notes.”

Our anti-takeover measures could discourage potential takeover attempts and thus limit the price investors might be willing to pay for our common stock in the future.

     The provisions of our certificate of incorporation that eliminate cumulative voting and authorize our board of directors to issue preferred stock with rights superior to our common stock could discourage a third party from acquiring, or make it more difficult for a third party to acquire, control of us without approval of our board of directors. These provisions could also limit the price that investors might be willing to pay for shares of our common stock in the future. See “Description of Capital Stock.”

Provisions in our stockholder rights plan may inhibit transactions that could be beneficial to our stockholders.

     Our board of directors has adopted a stockholder rights plan, commonly referred to as a “poison pill.” This plan entitles common stockholders to rights, including the right to purchase shares of common stock, in the event of an acquisition of 15 percent or more of our outstanding common stock. This plan could prevent stockholders from profiting from an increase in the market value of their shares as a result of a change of control of our company by delaying or preventing a change of control. See “Description of Capital Stock.”

Risks Relating to Our Prior Auditors

Arthur Andersen LLP, our former auditors, audited certain financial information set forth and incorporated by reference in this prospectus. In the event such financial information is later determined to contain false statements, you may be unable to recover damages from Arthur Andersen LLP.

     Arthur Andersen LLP completed its audit of our financial statements as of December 31, 2001 and for the three years then ended and issued its report with respect to such financial statements on January 28, 2002. Subsequently, Arthur Andersen LLP was convicted of obstruction of justice for activities relating to its previous work for Enron Corp.

     In May 2002, both our audit committee and our board of directors approved the appointment of Deloitte & Touche LLP as our independent auditors to audit our financial statements for fiscal year 2002. Deloitte & Touche LLP replaced Arthur Andersen LLP, which had served as our independent auditors for over 35 years. We had no disagreements required to be disclosed pursuant to Item 304 of Regulation S-K with Arthur Andersen LLP on any matter of accounting principle or practice, financial statement disclosure or auditing scope or procedure. Arthur Andersen LLP audited the financial statements that we incorporate by reference in this prospectus as of December 31, 2001, and for the year ended December 31, 2001, as set forth in their report. We include these financial statements in reliance on the authority of Arthur Andersen LLP’s experience giving said report.

     Arthur Andersen LLP has stopped conducting business before the Commission, has ceased accounting and audit-related practice and has limited assets available to satisfy the claims of creditors. As a result, you may be limited in your ability to recover damages from Arthur Andersen LLP under federal or state law if it is later determined that there are false statements contained in this prospectus relating to or contained in financial data audited by Arthur Andersen LLP. In addition, the ability of Arthur Andersen LLP to satisfy claims (including claims arising from its provision of auditing and other services to us) is limited as a result of the diminished amount of assets of Arthur Andersen LLP that are now or may in the future be available to satisfy claims.

Forward-Looking Statements

     Some of the statements in this prospectus constitute “forward-looking statements” as that term is defined under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, concerning, among other things, the prospects and developments of our company and business strategies for our operations, all of which are subject to risks and uncertainties. These forward-looking statements are included in various sections of this prospectus. They are identified as “forward-looking statements” or by their use of terms (and variations thereof) such as “will,” “may,” “can,” “anticipate,” “intend,” “continue,” “estimate,” “expect,” “plan,” “should,” “outlook,” “believe” and “seek,” and similar terms (and variations thereof) and phrases.

     Our actual results may differ materially from those anticipated in these forward-looking statements. These forward-looking statements are affected by risks, uncertainties and assumptions that we make, including, among other things, the factors that are described in “Risk Factors” and:

•	general economic, business and market conditions;

•	potential legislation, regulatory changes and other governmental actions, including the ability to receive regulatory approvals and the timing of such approvals;

•	new technologies that reduce the demand for certain of our products or otherwise render them obsolete;

•	our ability to integrate operations of acquired businesses quickly and in a cost effective manner;

•	changes in distribution channels or competitive conditions in the markets and countries where we operate;

•	capital availability or costs, including changes in interest rates, market perceptions of the industries in which we operate or ratings of securities;

•	increases in the cost of compliance with regulations, including environmental regulations and environmental liabilities in excess of the amount reserved;

•	changes by the Financial Accounting Standards Board, Public Company Accounting Oversight Board or the Securities and Exchange Commission of authoritative accounting principles generally accepted in the United States of America or policies;

•	acts of war or terrorism, including, but not limited to, the events taking place in the middle east, the current military actions in Iraq and the continuing war on terrorism, as well as actions taken or to be taken by the United States or other governments as a result of further acts or threats of terrorism, and the impact of these acts on economic, financial and social conditions in the countries where we operate; and

•	the timing and occurrence (or non-occurrence) of transactions and events which may be subject to circumstances beyond our control.

     Where, in any forward-looking statement, we or our management expresses an expectation or belief as to future results, we express that expectation or belief in good faith and believe it has a reasonable basis, but we can give no assurance that the statement of expectation or belief will result or be achieved or accomplished.

     You should be aware that any forward-looking statement made by us in this prospectus, or elsewhere, speaks only as of the date on which we make it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements in this prospectus after the date of this prospectus. In light of these risks and uncertainties, you should keep in mind that any scenarios or results contained in any forward-looking statement made in this prospectus or elsewhere might not occur.

Use of Proceeds

     We estimate the net proceeds to us of this offering will be approximately $142 million, assuming a public offering price of $12.60 per share and after payment of estimated underwriting discounts and commissions and estimated expenses of this offering. If the underwriters’ overallotment option is exercised in full, we anticipate that the net proceeds to us will be approximately $164 million, in the aggregate.

     This offering is designed to reduce our leverage and interest expense by allowing us to purchase and retire a portion of our outstanding $500 million principal amount of 11 5/8 percent senior subordinated notes due 2009. As previously disclosed, in connection with these transactions, we are considering a concurrent private placement of approximately $420 million of new senior subordinated notes that would close at or near the same time as this offering and would enable us to further reduce our interest expense by fully refinancing our outstanding senior subordinated notes. We may proceed with this private placement if we determine that the pricing and other terms available to us are attractive in light of our intended use of the related proceeds. Given recent bond market conditions, we cannot assure you that we will go forward with this private placement. We intend to proceed with this offering and the purchase of a portion of our outstanding senior subordinated notes with the related proceeds, regardless of whether we also complete this private placement. In connection with these transactions, on April 30, 2004 we commenced an offer to purchase our outstanding senior subordinated notes for cash. See “Description of Indebtedness and Other Obligations” and “Unaudited Pro Forma Consolidated Financial Statements.”

     If there are any excess net proceeds from this offering, including because the underwriters exercise their over-allotment option and the timing does not permit us to apply those proceeds at the closing of the offer to purchase, we will use them to repay or otherwise repurchase or refinance any of our outstanding senior subordinated notes that remain outstanding. For example, these notes are redeemable beginning in October 2004 at a price of 105.813 percent of par, plus accrued and unpaid interest to the date of redemption. The amendment to our senior credit facility permits us to engage in such a redemption or otherwise refinance any of these notes that remain outstanding upon completion of the offer to purchase, at any time on or prior to December 31, 2004, without the requirement of a substantially concurrent refinancing transaction. We believe such a transaction would also be permitted by the terms of our other senior debt.

     If we complete the possible private placement in addition to this offering, and there are any excess net proceeds after the refinancing of all of our outstanding senior subordinated notes, we will use them to repay, repurchase or otherwise refinance some of our outstanding senior debt as permitted by our senior credit facility and, to the extent permitted by our senior lenders, for other general corporate purposes. See “Description of Indebtedness and Other Obligations — Refinancing Transactions.”

     Our outstanding senior subordinated notes bear interest at the rate of 11 5/8 percent per year and mature in October 2009. For a description of the interest rates and maturities of our senior debt, see “Description of Indebtedness and Other Obligations.”

Price Range of Common Stock

     Our common stock is traded on the New York Stock Exchange under the symbol “TEN”. The following table sets forth, for the periods indicated, the quarterly high and low sales prices per share of our common stock as reported on the New York Stock Exchange.

	High	Low

Fiscal year ended December 31, 2002
First Quarter	$4.10	$1.90
Second Quarter	6.75	3.82
Third Quarter	8.32	3.50
Fourth Quarter	5.97	3.28
Fiscal year ended December 31, 2003
First Quarter	$4.32	$2.01
Second Quarter	4.65	2.25
Third Quarter	7.45	3.61
Fourth Quarter	7.32	4.66
Fiscal year ending December 31, 2004
First Quarter	$14.88	$6.73
Second Quarter (through May 12, 2004)	15.34	12.01

     On May 12, 2004, the last reported sale price of our common stock on the New York Stock Exchange was $12.60 per share. As of May 11, 2004, there were approximately 48,010 holders of record of our common stock.

Dividend Policy

     The declaration of dividends on our common stock is at the discretion of our Board of Directors. Our Board has not adopted a dividend policy as such; subject to legal and contractual restrictions, its decisions regarding dividends are based on all considerations that in its business judgment are relevant at the time. These considerations may include past and projected earnings, cash flows, economic, business and securities market conditions and anticipated developments concerning our business and operations.

     We are highly leveraged and restricted with respect to the payment of dividends under the terms of our financing arrangements. On January 10, 2001, we announced that our Board of Directors eliminated the regular quarterly dividend on the Company’s common stock. Our Board took this action in response to then-current industry conditions, primarily greater than anticipated production volume reductions by original equipment manufacturers in North America and continued softness in the global aftermarket. We have not paid dividends on our common stock since the fourth quarter of 2000. There are no current plans to reinstate a dividend on our common stock, as our Board of Directors intends to retain any earnings for use in our business for the foreseeable future. For additional information concerning our payment of dividends, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2003, which is incorporated herein by reference.

Capitalization

     The following table sets forth our unaudited historical capitalization as of March 31, 2004:

•	on an actual basis;

•	on an as adjusted basis to give effect to the sale of the 11,904,761 shares of common stock offered by us, assuming a public offering price of $12.60 per share, and after deducting the estimated underwriting discounts and commissions and our estimated offering expenses, and to the use of the proceeds to purchase approximately $130 million aggregate principal amount of our outstanding senior subordinated notes; and

•	on an as adjusted basis to give effect to this offering and the use of proceeds therefrom, as well as the possible private placement of $420 million principal amount of new senior subordinated notes and the use of proceeds from that transaction to purchase approximately $370 million aggregate principal amount of our outstanding senior subordinated notes. As described elsewhere herein, we may undertake this private placement if we determine that the pricing and other terms available to us are attractive in light of our intended use of the related proceeds. Given recent bond market conditions, we cannot assure you that we will go forward with this private placement. This offering is not conditioned on the consummation of the possible private placement. See “Prospectus Summary—The Transactions,” “Use of Proceeds,” “Description of Indebtedness and Other Obligations” and “Unaudited Pro Forma Consolidated Financial Statements.”

	March 31, 2004

				As Adjusted
				for this
		As Adjusted		Offering
		for this		and Possible
	Actual	Offering		Debt Issuance

	(dollars in millions, except per share
	amounts)
Cash	$149	$149		$153

Total debt(1):
Credit facilities
Revolving credit facility(2)	$—	$—		$—
Tranche B letter of credit/revolving loan facility(3)	—	—		—
Term loan B	399	399		399
10 1/4% senior secured notes due 2013(4)	491	491		491
11 5/8% senior subordinated notes due 2009	500	370		—
New senior subordinated notes offered in a private placement	—	—		420
Obligations under capital leases and other	36	36		36

Total debt	1,426	1,296		1,346

Minority interest	21	21		21
Shareholders’ equity
Preferred Stock, par value $0.01 per share	—	—		—
(50,000,000 shares authorized; no shares issued or outstanding)
Common stock, par value $0.01 per share	—	—		—
(135,000,000 shares authorized; 41,869,594 shares issued and outstanding actual; 53,774,355 shares issued and outstanding as adjusted)
Premium on common stock and other capital surplus	2,754	2,896		2,896
Accumulated other comprehensive loss	(247)	(247)		(247)
Retained earnings (accumulated deficit)	(2,214)	(2,221	)(5)	(2,243	)(6)

	293	428		406
Less—Shares held as treasury common stock, at cost	240	240		240

	53	188		166

Total capitalization	$1,500	$1,505		$1,533

(1)	Total debt includes actual short-term debt of $18 million. Total debt does not include assets sold under accounts receivable securitization arrangements. As of March 31, 2004, we had sold $54 million of receivables in North America under an accounts receivable securitization facility and $90 million in Europe under uncommitted arrangements. See “Description of Indebtedness and Other Obligations—Receivables Financing.”

(2)	The revolving credit facility includes commitments of $220 million. At March 31, 2004, there were no borrowings outstanding under the revolving credit facility, and we had additional available borrowing capacity of $220 million, subject to certain conditions.

(3)	Our senior credit facility includes a seven-year $180 million tranche B letter of credit/revolving loan facility. At March 31, 2004, we had used $63 million for letters of credit and we had additional borrowing capacity of $117 million, subject to certain conditions. Under current accounting rules, the $180 million tranche B letter of credit/ revolving loan facility will be reflected as debt on our balance sheet only if we have outstanding thereunder revolving loans or payments by the facility in respect of letters of credit.

(4)	Includes a premium of $16 million, as the additional $125 million of senior secured notes were issued at 113 percent of principal amount. In April 2004, we entered into three separate fixed-to-floating interest rate swaps with two separate financial institutions with respect to a portion of these notes. These agreements swapped $150 million aggregate principal amount of fixed interest rate debt at a per annum rate of 10 1/4 percent to floating interest rate debt at a per annum rate of LIBOR plus a spread of 5.68 percent. Each of these agreements requires semi-annual settlements through July 15, 2013. See “Description of Indebtedness and Other Obligations.”

(5)	In addition to the adjustments shown above, we will be required to expense approximately $2 million pre-tax, or $1 million after tax, of debt issue costs previously deferred related to the purchase and early retirement of a portion of the outstanding senior subordinated notes.

(6)	In addition to the adjustments shown above, we will be required to expense approximately $7 million pre-tax, or $4 million after tax, of debt issue costs previously deferred related to the purchase and early retirement of the balance of our outstanding senior subordinated notes.

You should read the above table in conjunction with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the year ended December 31, 2003 and our Quarterly Report on Form 10-Q for the three months ended March 31, 2004, which are incorporated herein by reference. You should also read the above table in conjunction with “Unaudited Pro Forma Consolidated Financial Statements,” which are included in this prospectus.

      The number of actual and as adjusted shares of our common stock in the table above excludes:

•	6,691,953 shares of our common stock issuable upon the exercise of stock options outstanding as of March 31, 2004 issued under our equity incentive plans at a weighted average exercise price of $6.72 per share;

•	an additional 1,597,103 shares of common stock available for future issuance under our equity incentive plans as of March 31, 2004; and

•	up to 1,785,714 additional shares of common stock that we have agreed to sell if the underwriters exercise in full their overallotment option.

Selected Historical Consolidated Financial Data

     The following selected historical consolidated financial data as of and for the years ended December 31, 2002 and 2003, were derived from the audited financial statements of Tenneco Automotive Inc. and its consolidated subsidiaries which have been audited by Deloitte & Touche LLP, independent auditors. See “Experts.” The following summary historical consolidated financial data as of and for the years ended December 31, 1999, 2000 and 2001 were derived from the audited financial statements of Tenneco Automotive Inc. and its consolidated subsidiaries which have been audited by Arthur Andersen LLP, independent auditors. See “Risk Factors— Risks Relating to Our Prior Auditors.” The following selected historical consolidated selected financial data as of and for the three month periods ended March 31, 2003 and 2004 were derived from the unaudited financial statements of Tenneco Automotive Inc. and its consolidated subsidiaries. In our opinion, the selected historical consolidated financial data of Tenneco Automotive Inc. as of and for the three months ended March 31, 2003 and 2004 include all adjusting entries, consisting only of normal recurring adjustments, necessary to present fairly the information set forth therein. You should not regard the results of operations for the three months ended March 31, 2004 as indicative of the results that may be expected for the full year. You should read all of this information in conjunction with the Financial Statements of Tenneco Automotive Inc. and Consolidated Subsidiaries for the year ended December 31, 2003 and for the three months ended March 31, 2004, contained in our Annual Report on Form 10-K for the year ended December 31, 2003 and our Quarterly Report on Form 10-Q for the three months ended March 31, 2004, respectively. These documents are incorporated by reference in this prospectus.

     Our consolidated financial statements for the year ended December 31, 2001 and for earlier years were audited by Arthur Andersen LLP. Because Arthur Andersen LLP has ceased accounting and auditing operations, we are unable to obtain written consent of Arthur Andersen LLP to incorporate their report in this prospectus. Because Arthur Andersen LLP has not consented to incorporating their report in this prospectus, investors will not be able to recover against Arthur Andersen LLP in connection with our use of this report. In addition, the ability of Arthur Andersen LLP to satisfy any claims (including claims arising from its provision of auditing and other services to us) is limited as a result of the diminished amount of assets of Arthur Andersen LLP that are now or may in the future be available to satisfy claims. See “Risk Factors— Risks Relating to Our Prior Auditors.“

						Three Months Ended
	Years Ended December 31,					March 31,

	1999(1)	2000(1)	2001(1)	2002(1)	2003(1)	2003	2004

	(dollars in millions, except share and per share amounts)
Statements of income data(2):
Net sales and operating revenues from continuing operations	$3,260	$3,528	$3,364	$3,459	$3,766	$921	$1,034
Income from continuing operations before interest expense, income taxes, and minority interest—
North America	166	68	52	129	131	28	30
Europe	44	40	23	18	14	(1)	(3)
Other	(62)	12	17	22	31	4	6

Total	148	120	92	169	176	31	33
Interest expense (net of interest capitalized)(2)(4)	134	188	170	141	149	31	35
Income tax expense (benefit)(4)	72	(28)	51	(7)	(6)	(2)	(1)
Minority interest	23	2	1	4	6	1	1

Income (loss) from continuing operations	(81)	(42)	(130)	31	27	1	(2)
Income (loss) from discontinued operations, net of income tax(3)	(208)	—	—	—	—	—	—
Cumulative effect of changes in accounting principles, net of income tax(5)	(134)	—	—	(218)	—	—	—

Net income (loss)	$(423)	$(42)	$(130)	$(187)	$27	$1	$(2)

Average number of shares of common stock outstanding
Basic	33,480,686	34,735,766	37,779,837	39,795,481	40,426,136	40,084,584	40,861,204
Diluted	33,656,063	34,906,825	38,001,248	41,667,815	41,767,959	40,907,138	43,539,508
Earnings (loss) per average share of common stock—
Basic:
Continuing operations	$(2.42)	$(1.20)	$(3.43)	$0.78	0.67	$0.02	$(0.05)
Discontinued operations(3)	(6.23)	—	—	—	—	—	—
Cumulative effect of changes in accounting principles(5)	(3.99)	—	—	(5.48)	—	—	—

	$(12.64)	$(1.20)	$(3.43)	$(4.70)	$0.67	$0.02	$(0.05)

Diluted:
Continuing operations	$(2.42)	$(1.20)	$(3.43)	$0.74	$0.65	$0.02	$(0.05)
Discontinued operations(3)	(6.23)	—	—	—	—	—
Cumulative effect of changes in accounting principles(5)	(3.99)	—	—	(5.48)	—	—	—

	$(12.64)	$(1.20)	$(3.43)	$(4.74)	$0.65	$0.02	$(0.05)

Cash dividends per common share	$4.50	$0.20	$—	$—	$—	$—	$—
Balance sheet data:
Total assets	$2,943	$2,886	$2,681	$2,504	$2,795	$2,582	$2,912
Short-term debt(2)	56	92	191	228	20	250	18
Long-term debt(2)	1,578	1,435	1,324	1,217	1,410	1,193	1,408
Minority interest	16	14	15	19	23	18	21
Shareholders’ equity (deficit)	422	330	74	(94)	58	(66)	53
Statement of cash flows data:
Net cash provided (used) by operating activities	$(254)	$234	$141	$188	$281	36	13
Net cash (used) by investing activities	(1,188)	(157)	(126)	(107)	(127)	(26)	(15)
Net cash provided (used) by financing activities	1,495	(123)	3	(73)	(49)	(3)	—
Cash flow(6)	169	281	209	253	315	41	38
Capital expenditures from continuing operations	154	146	127	138	130	26	25
Other financial data:
EBITDA(7)	$292	$271	$245	$313	$339	$70	$78
Ratio of earnings to fixed charges(8)	0.88	0.63	0.56	1.17	1.16	1.03	0.95
Working capital as a percent of sales(9)(10)	15.6%	10.1%	6.0%	3.6%	2.3%	NM	NM

NOTE: Our financial statements for the five years ended December 31, 2003, which are discussed in the following notes, are included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and our financial statements for the three months ended March 31, 2003 and 2004 are included in our Quarterly Report on Form 10-Q for the three months ended March 31, 2004, incorporated by reference herein.

(1)	For a discussion of the significant items affecting comparability of the financial information for the three months ended March 31, 2003 and 2004, and for the years ended December 31, 2001, 2002 and

2003, see, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Quarterly Report on Form 10-Q for the three months ended March 31, 2004 and our Annual Report on Form 10-K for the year ended December 31, 2003, which are incorporated by reference herein. In accordance with Emerging Issues Task Force Issue No. 00-14, we have reduced revenues for 1999 and 2000 by $19 million, and $21 million, respectively, to reflect the reclassification of certain sales incentives that were previously shown in selling, general and administrative expense.

(2)	In 1999, we contributed the assets of our former paperboard packaging operations to a new joint venture and spun off our former specialty packaging operations (including the interest in the containerboard joint venture) to our stockholders. Debt amounts through November 4, 1999 are net of allocations of corporate debt to the net assets of our discontinued specialty packaging and paperboard packaging segments. Interest expense through November 4, 1999 is net of interest expense allocated to income from discontinued operations. These allocations of debt and related interest expense were based on the ratio of our investment in the specialty packaging and paperboard packaging segments’ respective net assets to our consolidated net assets plus debt.

(3)	Discontinued operations reflected in the above periods consist of our (a) specialty packaging segment, which was discontinued in August 1999, and (b) paperboard packaging segment, which was discontinued in June 1999.

(4)	In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 145, the losses on the prepayments of debt in 1999 and 2000 of $28 million and $2 million, respectively, were reclassified to interest expense.

(5)	In 1999, we implemented the American Institute of Certified Public Accountants Statement of Position 98-5, “Reporting on the Costs of Start-up Activities.” In addition, effective January 1, 1999, we changed our method of accounting for customer acquisition costs from a deferred method to an expense-as-incurred method. In 2002, we adopted SFAS No. 142 which changes the accounting for purchased goodwill from an amortization method to an impairment only approach. You should also read the notes to our consolidated financial statements, appearing in Item 8 of our Annual Report on Form 10-K for the year ended December 31, 2003, which is incorporated by reference herein for additional information.

(6)	The amounts included in the cash flow calculation are the sum of cash provided before financing activities, cash paid during the year for interest and cash paid during the year for taxes as shown in the historical statements of cash flow. We have reported cash flow because we regularly review cash flow as a measure of cash generated by our business to meet our debt and tax obligations. In addition, we believe our debt holders and others analyze our cash flow for similar purposes. We also believe that cash flow assists investors in understanding our ability to meet our obligations. Cash flow is derived from the statements of cash flows as follows:

						Three Months
						Ended
	Years Ended December 31,					March 31,

	1999	2000	2001	2002	2003	2003	2004

	(dollars in millions)
Net cash provided (used) before financing activities from continuing operations	$(228)	$77	$15	$81	$154	$10	$(2)
Cash paid during the year for interest	260	186	177	145	115	20	37
Cash paid during the year for taxes	137	18	17	27	46	11	3

Cash Flow	$169	$281	$209	$253	$315	$41	$38

(7)	EBITDA represents net income before extraordinary item, cumulative effect of change in accounting principles, interest expense, income taxes, minority interest and depreciation and amortization. EBITDA is not a calculation based upon generally accepted accounting principles. The amounts included in the EBITDA calculation, however, are derived from amounts included in the historical statements of income data. In addition, EBITDA should not be considered as an alternative to net income or operating income as an indicator of our operating performance, or as an alternative to operating cash flows as a measure of liquidity. We have reported EBITDA because we regularly review EBITDA as a measure of our company’s performance. In addition, we believe our debt holders utilize and analyze our EBITDA for similar purposes. We also believe EBITDA assists investors in comparing a company’s performance on a consistent basis without regard to depreciation and amortization, which can vary significantly depending upon many factors. However, the EBITDA measure presented in this document may not always be comparable to similarly titled measures reported by other companies due to differences in the components of the calculation. EBITDA is derived from the statements of income as follows:

						Three
						Months
						Ended
	Years Ended December 31,					March 31,

	1999	2000	2001	2002	2003	2003	2004

	(dollars in millions)
Net income (loss)	$(423)	$(42)	$(130)	$(187)	$27	$1	$(2)
Cumulative effect of change in accounting principles, net of income tax	134	—	—	218	—	—	—
Loss (income) from discontinued operations, net of income tax	208	—	—	—	—	—	—
Minority interest	23	2	1	4	6	1	1
Income tax expense (benefit)	72	(28)	51	(7)	(6)	(2)	(1)
Interest expense (net of interest capitalized)	134	188	170	141	149	31	35
Depreciation and amortization	144	151	153	144	163	39	45

EBITDA	$292	$271	$245	$313	$339	$70	$78

(8)	For purposes of computing this ratio, earnings generally consist of income from continuing operations before income taxes and fixed charges excluding capitalized interest. Fixed charges consist of interest expense, the portion of rental expense considered representative of the interest factor and capitalized interest. See Exhibit 12 to our Annual Report on Form 10-K for the year ended December 31, 2003, and Exhibit 12 to our Quarterly Report on Form 10-Q for the three months ended March 31, 2004 incorporated by reference herein, for the calculation of this ratio. For the years ended December 31, 1999, 2000 and 2001, earnings were insufficient by $22 million, $76 million and $80 million, respectively, to cover fixed charges. For the three months ended March 31, 2004, earnings were insufficient by $2 million to cover fixed charges.

(9)	For purposes of computing working capital as a percentage of sales, we exclude cash and the current portion of long-term debt from the calculation. We exclude these items because we manage our working capital activity through cash and short-term debt. To include these items in the calculation would distort actual working capital changes. Our calculation of working capital as a percentage of sales is as follows:

						Three Months
						Ended
	Years Ended December 31,					March 31,

	1999	2000	2001	2002	2003	2003	2004

	(dollars in millions)
Current assets:
Receivables—customer notes and accounts, net	$557	$457	$380	$394	$427	$451	$498
Receivables—other	14	30	15	15	15	15	14
Inventories	412	422	326	352	343	373	367
Deferred income taxes	59	76	66	56	63	57	63
Prepayments and other	75	89	101	95	112	105	140

	$1,117	$1,074	$888	$912	$960	$1,001	$1,082

Current liabilities:
Trade payables	$348	$464	$401	$505	$621	$592	$692
Accrued taxes	20	16	35	40	19	29	25
Accrued interest	29	35	25	23	42	33	39
Accrued liabilities	149	134	148	172	162	164	205
Other accruals	61	68	76	48	29	41	29

	$607	$717	$685	$788	$873	$859	$990

Working capital (current assets less current liabilities)	$510	$357	$203	$124	$87	$142	$92
Sales	$3,260	$3,528	$3,364	$3,459	$3,766	$921	$1,034
Working capital as a percent of sales(10)	15.6%	10.1%	6.0%	3.6%	2.3%	NM	NM

(10)	Not meaningful (“NM”) refers to financial metrics that we believe would not provide the investor with relevant information for the period presented.

Management

     The following table sets forth information regarding persons who, as of the date of this prospectus, are executives or directors of Tenneco Automotive Inc.

	Age at
	March 19,
Name	2004	Position(s)

Mark P. Frissora	48	Chairman of the Board of Directors, Chief Executive Officer and President
Timothy R. Donovan	48	Executive Vice President, Managing Director— International and General Counsel and Director
Charles W. Cramb	57	Director
M. Kathryn Eickhoff	64	Director
Frank E. Macher	63	Director
Roger B. Porter	57	Director
David B. Price, Jr.	58	Director
Dennis G. Severance	60	Director
Paul T. Stecko	59	Director
Hari N. Nair	43	Executive Vice President and Managing Director—Europe
Richard P. Schneider	56	Senior Vice President—Global Administration
Brent J. Bauer	48	Senior Vice President and General Manager—North American Original Equipment Emissions Control
Kenneth R. Trammell	43	Senior Vice President and Chief Financial Officer
Timothy E. Jackson	47	Senior Vice President—Global Technology
Paul Schultz	53	Senior Vice President—Global Supply Chain Management
Neal Yanos	42	Senior Vice President and General Manager—North American Original Equipment Ride Control and North American Aftermarket
James A. Perkins, Jr.	41	Vice President and Controller

     During 1999, we separated our automotive businesses from our former specialty packaging operations. This completed a series of transactions begun in December 1996, when the company previously known as Tenneco Inc. separated its energy and shipbuilding businesses from its automotive and packaging operations through the spin off of our company as a separate, public company. The final separation was accomplished in November 1999 when we spun off Pactiv Corporation, which at the time was known as Tenneco Packaging Inc. and held our specialty packaging business. At the time of this spin off, we were known as “Tenneco Inc.” Immediately following the spin off, we changed our name to “Tenneco Automotive Inc.” to reflect the fact that our continuing operations are the automotive business. In light of the form of these transactions, our parent company is the continuing legal entity which from December 1996 until the 1999 spin off was known as Tenneco Inc. As described below, a number of our directors and officers served the former Tenneco Inc., our former packaging operations or our automotive operations prior to completion of these transactions.

Directors

     Charles W. Cramb—Mr. Cramb has been Senior Vice President and Chief Financial Officer of The Gillette Company, a global manufacturer and marketer of a wide variety of consumer products, since 1997. He joined Gillette in 1970 and served in a number of financial positions. From 1976 to 1981, he held several key financial management positions in Gillette’s European operations, including Manager, Financial Services, Gillette Europe, and Financial Controller, Gillette Industries Limited, UK. From 1981 to 1995,

he held a series of senior financial management positions in the United States, including Controller, International Operations; Vice President, Finance and Strategic Planning, Gillette North Atlantic Group; Assistant Controller, The Gillette Company; and Vice President, Finance, Planning and Administration, Diversified Group. From 1995 to 1997, he was Corporate Vice President and Corporate Controller. He is a director of the Private Sector Council, where he is Vice Chairman. He also serves on the Board of Visitors for Lawrence Academy and for the College of Business Administration, Northeastern University. He is also a director of Idenix Pharmaceuticals Inc., where he is a member of the Audit Committee. He was elected to our Board of Directors in March of 2003 and is the Chairman of our Audit Committee.

     Timothy R. Donovan—Mr. Donovan was elected to our Board of Directors on March 9, 2004. See below under “—Executive Officers” for a summary of his background.

     M. Kathryn Eickhoff—Ms. Eickhoff has been President of Eickhoff Economics, Inc., a consulting firm, since 1987. From 1985 to 1987, she was Associate Director for Economic Policy for the U.S. Office of Management and Budget. Prior to that, Ms. Eickhoff spent 23 years at Townsend Greenspan & Co., Inc., an economic consulting firm, most recently as Executive Vice President and Treasurer. She is also a director of AT&T Corp., where she is a member of the Audit Committee and the Nominating and Governance Committee, and The Moorings, Inc., a non-profit retirement community in Naples, Florida. Ms. Eickhoff has been a director of our company since 1996 (and prior to that was a director of the former Tenneco Inc. since 1987). She also served as a member of Tenneco Inc.’s Board of Directors from 1982 until her resignation to join the Office of Management and Budget in 1985. Ms. Eickhoff is a member of our Audit Committee and Three-Year Independent Director Evaluation Committee.

     Mark P. Frissora—Mr. Frissora was named our Chairman in March 2000. See below under “—Executive Officers” for a summary of his background.

     Frank E. Macher—Mr. Macher served as Chief Executive Officer of Federal Mogul Corporation, a manufacturer of motor vehicle parts and supplies, from January 2001 to July 2003 and as Chairman of Federal Mogul from October 2001 to January 2004. From June 1997 to his retirement in July 1999, Mr. Macher served as President and Chief Executive Officer of ITT Automotive, a supplier of automotive components. From 1966 to his retirement in 1996, Mr. Macher was employed by Ford Motor Company, serving most recently as Vice President and General Manager of the Automotive Components Division. Mr. Macher was named a director of our company in July 2000. He is also a director of Decoma International, Inc., where he serves on the Audit Committee, and a member of the Board of Trustees of Kettering University and the Detroit Renaissance. Mr. Macher is a member of our Audit Committee.

     Roger B. Porter—Mr. Porter is the IBM Professor of Business and Government at Harvard University. Mr. Porter has served on the faculty at Harvard University since 1977. Mr. Porter also held senior economic policy positions in the Ford, Reagan and George H. W. Bush White Houses, serving as special assistant to the President and executive secretary of the Economic Policy Board from 1974 to 1977, as deputy assistant to the President and director of the White House Office of Policy Development from 1981 to 1985 and as assistant to the President for economic and domestic policy from 1989 to 1993. He is also a director of National Life Insurance Company (where he serves on the Executive and Finance Committees and is Chairman of the Nominations and Governance Committee), Zions Bancorporation (where he serves on the Audit and Compensation Committees) and Pactiv Corporation (where he serves on the Compensation/Nominating/ Governance Committee). Mr. Porter has been a director of our company since 1998. Mr. Porter is the Chairman of our Compensation/Nominating/Governance Committee and a member of our Three-Year Independent Director Evaluation Committee.

     David B. Price, Jr.—Mr. Price has served as Chief Executive Officer of Birdet Price, LLC, an investment and consulting firm, since July 2001. Previously, Mr. Price was President of Noveon Inc. from February 2001 until May 2001. Noveon, Inc. was formerly the Performance Materials Segment of BF Goodrich Company prior to its sale to an investor group in February 2001. While with BF Goodrich Company from July 1997 to February 2001, Mr. Price served as Executive Vice President of the BF Goodrich Company and President and Chief Operating Officer of BF Goodrich Performance Materials. Prior to joining BF Goodrich, Mr. Price held various executive positions over a 25-year span at Monsanto

Company, most recently serving as President of the Performance Materials Division of Monsanto Company from 1995 to July 1997. From 1993 to 1995, he was Vice President and General Manager of commercial operations for the Industrial Products Group and was also named to the management board of Monsanto’s Chemical Group. He is also a director of CH2M HILL. Mr. Price was named a director of our company in 1999. Mr. Price is a member of our Three-Year Independent Director Evaluation Committee and the Chairman of our Compensation/ Nominating/ Governance Committee.

     Dennis G. Severance—Dr. Severance is the Accenture Professor of Computer and Information Systems of the University of Michigan Business School. Before joining the University of Michigan in 1978, Dr. Severance was an Associate Professor and Principal Investigator in the Management Information System Research Center at the University of Minnesota. Prior to that, he was an Assistant Professor in the Department of Operations Research at Cornell University. Dr. Severance became a director in July 2000. Dr. Severance is a member of our Audit Committee.

     Paul T. Stecko—Mr. Stecko has served as the Chief Executive Officer of Packaging Corporation of America since April 1999. From November 1998 to April 1999, Mr. Stecko served as President and Chief Operating Officer of Tenneco Inc. From January 1997 to November 1998, Mr. Stecko served as Chief Operating Officer of Tenneco Inc. From December 1993 through January 1997, Mr. Stecko served as Chief Executive Officer of Tenneco Packaging Inc. Prior to joining Tenneco Packaging Inc., Mr. Stecko spent 16 years with International Paper Company. Mr. Stecko has been a director of our company since 1998. He is also a director of State Farm Mutual Insurance Company, American Forest and Paper Association and Cives Corporation, and is the Chairman of the Board of Packaging Corporation of America. Mr. Stecko is a member of the Compensation/ Nominating/ Governance Committee and the Chairman of our Three-Year Independent Director Evaluation Committee.

     The present term of office for the directors named above will generally expire at the 2005 annual meeting of stockholders, subject to their earlier retirement, resignation or removal.

Executive Officers

     Mark P. Frissora—Mr. Frissora became our Chief Executive Officer in connection with the 1999 spin off of Pactiv Corporation and has been serving as President of the automotive operations since April 1999. In March 2000, he was also named our Chairman. From 1996 to April 1999, he held various positions within our automotive operations, including Senior Vice President and General Manager of the worldwide original equipment business. Mr. Frissora joined us in 1996 from AeroquipVickers Corporation, where he served since 1991 as a Vice President. In the 15 years prior to joining AeroquipVickers, he served for ten years with General Electric and five years with Philips Lighting Company in management roles focusing on product development and marketing. He is a member of The Business Roundtable and the World Economic Forum’s Automotive Board of Governors. He is also a director of NCR Corporation, where he serves on its Compensation Committee, and FMC Corporation, where he serves on its Audit Committee. Mr. Frissora became a director of our company in 1999.

     Timothy R. Donovan—Mr. Donovan was named Managing Director of our International Group in May 2001 with responsibility for all operations in Asia and South America, as well as our Japanese OE business worldwide. He was named our Senior Vice President and General Counsel in August 1999. He was promoted to Executive Vice President in December 2001. Mr. Donovan also is in charge of our worldwide Environmental, Health and Safety Program. Prior to joining us, Mr. Donovan was a partner in the law firm of Jenner & Block from 1989, and at the time of his resignation in September 1999 was serving as the Chairman of its Corporate and Securities Department and as a member of its Executive Committee. He is also a director of John B. Sanfilippo & Son, Inc., where he is a member of its Compensation Committee and is the Chairman of its Audit Committee. Mr. Donovan was elected to our Board of Directors on March 9, 2004.

     Hari N. Nair— Mr. Nair was named our Executive Vice President and Managing Director— Europe effective June 2001. Previously he was Senior Vice President and Managing Director— International. Prior to December 2000, Mr. Nair was the Vice President and Managing Director— Emerging Markets.

Previously, Mr. Nair was the Managing Director for Tenneco Automotive Asia, based in Singapore and responsible for all operations and development projects in Asia. He began his career with the former Tenneco Inc. in 1987, holding various positions in strategic planning, marketing, business development, quality and finance. Prior to joining Tenneco, Mr. Nair was a senior financial analyst at General Motors Corporation focusing on European operations.

     Richard P. Schneider—Mr. Schneider was named as our Senior Vice President—Global Administration in connection with the 1999 spin off and is responsible for the development and implementation of human resources programs and policies and employee communications activities for our worldwide operations. Prior to the 1999 spin off, Mr. Schneider served as our Vice President—Human Resources. He joined us in 1994 from International Paper Company where, during his 20 year tenure, he held key positions in labor relations, management development, personnel administration and equal employment opportunity.

     Brent J. Bauer—Mr. Bauer joined the former Tenneco Inc. in August 1996 as a Plant Manager and was named Vice President and General Manager—European Original Equipment Emission Control in September 1999. Mr. Bauer was named Vice President and General Manager— European and North American Original Equipment Emission Control in July 2001. Currently, Mr. Bauer serves as our Vice President and General Manager—North American Original Equipment Emission Control. Prior to joining Tenneco, he was employed at AeroquipVickers Corporation for ten years in positions of increasing responsibility serving most recently as Director of Operations.

     Kenneth R. Trammell—Mr. Trammell was named our Senior Vice President and Chief Financial Officer in September 2003, having served as our Vice President and Controller from September 1999. From April 1997 to November 1999 he served as Corporate Controller of Tenneco Inc. He joined Tenneco Inc. in May 1996 as Assistant Controller. Before joining Tenneco Inc., Mr. Trammell spent 12 years with the international public accounting firm of Arthur Andersen LLP, last serving as a senior manager.

     Timothy E. Jackson—Mr. Jackson joined us as Senior Vice President and General Manager— North American Original Equipment and Worldwide Program Management in June 1999. He served in this position until August 2000, at which time he was named Senior Vice President—Global Technology. Mr. Jackson joined us from ITT Industries where he was President of that company’s Fluid Handling Systems Division. With over 20 years of management experience, 14 within the automotive industry, he was also Chief Executive Officer for HiSAN, a joint venture between ITT Industries and Sanoh Industrial Company. Mr. Jackson has also served in senior management positions at BF Goodrich Aerospace and General Motors Corporation.

     Paul Schultz—Mr. Schultz was named our Senior Vice President—Global Supply Chain Management in April 2002. Prior to joining the company, Mr. Schultz was the Vice President, Supply Chain Management at Ingersoll-Rand Company. Mr. Schultz joined Ingersoll-Rand in 1998 as Vice President, Strategic Sourcing for their joint venture company, Ingersoll Dresser Pump. He was later promoted to Vice President, Manufacturing Operations, where he successfully introduced and led the Six Sigma initiative. Prior to joining Ingersoll-Rand, Mr. Schultz was with AlliedSignal (now Honeywell International) where he served for 25 years in staff and management positions. Most recently, he was our Corporate Director, Global Commodity Management.

     Neal Yanos—Mr. Yanos was named our Senior Vice President and General Manager—North American Original Equipment Ride Control and North American Aftermarket on May 8, 2003. He joined our Monroe ride control division as a process engineer in 1988 and since that time has served in a broad range of assignments including product engineering, strategic planning, business development, finance, program management and marketing, including Director of our North American original equipment GM/VW business unit and most recently as our Vice President and General Manager—North American Original Equipment Ride Control from December 2000. Before joining our company, Mr. Yanos was employed in various engineering positions by Sheller Globe Inc. (now part of Lear Corporation) from 1985 to 1988.

     James A. Perkins, Jr.—Mr. Perkins joined us as Vice President and Controller in February of 2004. Prior to joining the company, Mr. Perkins spent fifteen years with General Electric in various management positions in acquisitions integration, finance and corporate audit. Most recently, from 2001 to 2003, he was Director, Commercial Operations for GE Medical Systems Information Technology, a provider of products and services for the medical industry. Prior to that, he served as Chief Financial Officer and Vice President for GE-Fanuc Corporation from 1999 to 2000 (manufacturing related products) and for GE-Medical Systems Ultrasound from 1998 to 1999 (medical-related devices and services).

     The present term of office for the officers named above will generally expire on the earliest of their retirement, resignation or removal.

     For information regarding our director and officer compensation and benefits, please refer to our periodic filings with the Commission under the Securities Exchange Act of 1934.

Security Ownership of Certain Other Beneficial
Owners and Management

Management

     The following table shows, as of March 19, 2004, the number of shares of our common stock, par value $0.01 per share (the only class of voting securities outstanding), beneficially owned by: (1) each director; (2) each of our five most highly compensated executive officers for 2003; and (3) all current directors and executive officers as a group.

Shares of common
stock(1)(2)(3)(4)

Directors

Charles W. Cramb	0
M. Kathryn Eickhoff	46,188
Frank E. Macher	24,386
Sir David Plastow(5)	32,306
Roger B. Porter	30,117
David B. Price, Jr.	57,406
Dennis G. Severance	26,386
Paul T. Stecko	32,538
Named executive officers

Mark P. Frissora	863,630
Timothy R. Donovan	271,043
Hari N. Nair	250,337
Richard P. Schneider	205,212
Brent J. Bauer	123,569
All executive officers and directors as a group (18 individuals)	2,354,325 (6)

(1)	Each director and executive officer has sole voting and investment power over the shares beneficially owned (or has the right to acquire shares as described in note (2) below) as set forth in this column, except for restricted shares.

(2)	Includes restricted shares. At March 19, 2004, Ms. Eickhoff and Messrs. Donovan, Frissora, Nair, Schneider and Bauer held 16,436, 28,000, 100,000, 28,000, 17,500 and 17,500 restricted shares, respectively. Also includes shares that are subject to options that are exercisable within 60 days of March 19, 2004 for Ms. Eickhoff and Messrs. Cramb, Donovan, Frissora, Macher, Plastow, Porter, Price, Severance, Stecko, Nair, Schneider and Bauer to purchase 25,000, 0, 198,334, 666,666, 22,500, 28,764, 26,882, 25,000, 22,500, 25,000, 186,669, 140,000 and 90,834 shares, respectively.

(3)	Mr. Frissora beneficially owns approximately 2.0 percent of the outstanding common stock. Each of the other individuals listed in the table owns less than 1 percent of the outstanding shares of our common stock, respectively, except for all directors and executive officers as a group, who beneficially own approximately 5.4 percent of the outstanding common stock.

(4)	For non-management directors, does not include common stock equivalents received in payment of director fees. These common stock equivalents are payable in cash or, at the Company’s option, shares of common stock after a non-management director ceases to serve as a director. At March 19, 2004, the total number of common stock equivalents held by Ms. Eickhoff and Messrs. Cramb, Macher, Plastow, Porter, Price, Severance and Stecko was 20,941, 13,969, 25,647, 31,875, 57,453, 38,739, 41,504 and 38,739, respectively.

(5)	Retired effective May 11, 2004.

(6)	Includes 1,723,853 shares that are subject to options that are exercisable within 60 days of March 19, 2004 by all executive officers and directors as a group. Includes 274,019 restricted shares.

Certain Other Stockholders

     The following table sets forth, as of March 19, 2004, certain information regarding the persons known by us to be the beneficial owner of more than 5 percent of our outstanding common stock (the only class of voting securities outstanding).

Shares of
Name and address	common stock	Percent of common
of beneficial owner(1)	owned(1)	stock outstanding

Dimensional Fund Advisors, Inc.	2,499,200(2)	5.97%(2)
Barclays Global Investors, NA and related entities	2,343,156(3)	5.60%(3)

(1)	This information is based on information contained in filings made with the Commission regarding the ownership of our common stock.

(2)	Dimensional Fund Advisors Inc. (“Dimensional”), 1299 Ocean Avenue, 11th Floor, Santa Monica, California 90401, has indicated that it has sole voting and dispositive power over 2,499,200 shares. Dimensional has also advised us that it is a registered investment advisor and these shares are held on behalf of various advisory clients.

(3)	Barclays Global Investors, NA and various related entities (collectively, “Barclays”), 45 Fremont Street, San Francisco, California 94105, have indicated that they have sole voting and dispositive power over 2,249,570 shares in the aggregate. Barclays has also advised the Company that all shares reflected above are held in trust accounts on behalf of the beneficiaries of those accounts.

Certain Relationships and Related Transactions

     Prior to August 12, 2003, Mr. Frissora was indebted to our company for amounts incurred in connection with his 1999 relocation from Ohio to our headquarters in Lake Forest, Illinois. This loan was made prior to the adoption of the prohibition on loans to directors and executive officers included in the Sarbanes-Oxley Act of 2002. The terms of that loan provided for no interest and that principal was only payable in full upon termination of his employment prior to August 2003, except for a termination without cause or following a change in control. In accordance with the terms of the loan, the aggregate outstanding balance ($400,000) was forgiven on August 12, 2003 based on Mr. Frissora’s continued employment at that time. This amount was included in Mr. Frissora’s taxable compensation for 2003.

Description of Capital Stock

      The following description of our capital stock is only a summary and is subject to the provisions of our certificate of incorporation, by-laws and stockholder rights plan, in each case as amended, which are included as exhibits to our Registration Statement on Form S-3 of which this prospectus forms a part, and the applicable provisions of the laws of Delaware, our State of incorporation.

Authorized Capital Stock

     Under our certificate of incorporation, our authorized capital stock consists of 135,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share. We have designated 2,000,000 shares of preferred stock as Series B Participating Junior Preferred Stock, par value $0.01 per share, and reserved 2,000,000 shares of this junior preferred stock for issuance in connection with our stockholder rights plan. See “— Antitakeover Effects of Certain Provisions — Stockholder Rights Plan.”

Common Stock

     The holders of common stock are entitled to one vote for each share on all matters on which stockholders generally are entitled to vote, and except as otherwise required by law or provided in any resolution adopted by our Board of Directors with respect to any series of preferred stock, the holders of common stock possess 100 percent of the voting power. Our certificate of incorporation does not provide for cumulative voting.

     Subject to the preferential rights of any outstanding preferred stock which may be created by our Board of Directors, the holders of common stock are entitled to such dividends as may be declared from time to time by our Board of Directors and paid from funds legally available therefor, and the holders of common stock will be entitled to receive pro rata all assets of our company available for distribution upon liquidation. All shares of common stock received in the offering will be validly issued, fully paid and nonassessable, and the holders thereof will not have any preemptive rights.

     Our common stock is listed on the New York Stock Exchange and trades under the symbol “TEN.”

     The declaration of dividends on our common stock is at the discretion of our Board of Directors. See “Dividend Policy.”

Preferred Stock

     Under our certificate of incorporation, our Board of Directors is authorized to issue preferred stock, in one or more series, and to fix the number of shares constituting such series and the designation of such series, the voting powers (if any) of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series. See “—Antitakeover Effects of Certain Provisions—Preferred Stock.”

Antitakeover Effects of Certain Provisions

     Our certificate of incorporation, by-laws and stockholder rights plan, and Delaware statutory law, contain certain provisions that could make the acquisition of our company by means of a tender offer, a proxy contest or otherwise more difficult. The description set forth below is intended as a summary only and is qualified in its entirety by reference to our certificate of incorporation, by-laws and stockholder rights plan, which are filed as exhibits to our Registration Statement on Form S-3 relating to this offering.

     Number of Directors, Removal; Filling Vacancies. Our certificate of incorporation provides that the business and affairs of our company will be managed by or under the direction of a Board of Directors, consisting of not less than eight nor more than sixteen directors, the exact number thereof to be determined from time to time by affirmative vote of a majority of the entire Board of Directors. In addition, our certificate of incorporation provides that any vacancy on our Board of Directors that results from an increase in the number of directors may be filled by a majority of our Board of Directors then in office, provided that a quorum is present, and any other vacancy occurring in our Board of Directors may be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director.

     Notwithstanding the foregoing, our certificate of incorporation provides that whenever the holders of any one or more series of preferred stock have the right, voting separately as a class or series, to elect directors, the election, removal, term of office, filling of vacancies and other features of such directorships will be governed by the terms of our certificate of incorporation applicable to that preferred stock.

     Special Meeting. Our by-laws provide that special meetings of stockholders may be called by our Board of Directors, subject to the rights of any holders of preferred stock. Moreover, the business permitted to be conducted at any special meeting of stockholders is limited to the purposes specified in the notice of meeting given by our company.

     Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals. Our by-laws establish an advance notice procedure for stockholders to make nominations of candidates for election of directors, or to bring other business before an annual meeting of stockholders.

     The stockholder notice procedure provides that only persons who are nominated by, or at the direction of, our Board of Directors, or by a stockholder who has given timely written notice to the Secretary of our company prior to the meeting at which directors are to be elected, will be eligible for election as directors. The stockholder notice procedure provides that at an annual meeting only such business may be conducted as has been brought before the meeting by, or at the direction of, our Board of Directors or by a stockholder who has given timely written notice to the Secretary of our company of such stockholder’s intention to bring that business before the meeting. Under the stockholder notice procedure, for stockholder notice in respect of the annual meeting of our stockholders to be timely, such notice must be delivered to our principal executive offices, not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting. However, in the event that the date of the annual meeting is more than thirty days before or more than seventy days after the anniversary date, the notice must be delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made.

     Under the stockholder notice procedure, a stockholder’s notice to our company proposing to nominate a person for election as a director must contain certain information, including, without limitation, the identity and address of the nominating stockholder, the class and number of shares of stock of our company which are beneficially owned by such stockholder, and as to each person whom the stockholder proposes to nominate for election or reelection as a director, (i) the name, age, business address and residence of the person, (ii) the principal occupation or employment of the person, (iii) the class and number of shares of capital stock of our company which are beneficially owned by the person and (iv) any other information relating to the person that is required to be disclosed in a solicitation for proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, and Rule 14a-11 thereunder. Under the stockholder notice procedure, a stockholder’s notice relating to the conduct of business other than the nomination of directors must contain certain information about the proposed business and about the proposing stockholder, including, without limitation, a brief description of the business the stockholder proposes to bring before the meeting, the text of the proposed business, the reasons for conducting such business at such meeting, the name and address of such stockholder, the class and number of shares of stock of our company beneficially owned by such stockholder, and any material interest of such stockholder in the business so proposed. If the chairman of the meeting determines that a person was not nominated, or other business was not brought before the meeting, in accordance with the stockholder notice procedure, such person will not be eligible for election as a director, or such business will not be conducted at any such meeting, as the case may be.

     By requiring advance notice of nominations by stockholders, the stockholder notice procedure affords our Board of Directors an opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by our Board of Directors, to inform stockholders about those qualifications. By requiring advance notice of other proposed business, the stockholder notice procedure also provides a more orderly procedure for conducting annual meetings of stockholders and, to the extent deemed necessary or desirable by our Board of Directors, provides our Board of Directors with an opportunity to inform stockholders, prior to meetings, of any business proposed to be conducted at the meetings, together with any recommendations as to our Board of Director’s position regarding action to be taken with respect to such business, so that stockholders can better decide whether to attend such a meeting or to grant a proxy regarding the disposition of any such business.

     Although our by-laws do not give our Board of Directors any power to approve or disapprove stockholder nominations for the election of directors or proper stockholder proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to our company and stockholders.

     Record Date Procedure for Stockholder Action by Written Consent. Our by-laws establish a procedure for the fixing of a record date in respect of corporate action proposed to be taken by our stockholders by written consent in lieu of a meeting. Our by-laws provide that any person seeking to have the stockholders authorize or take corporate action by written consent without a meeting shall, by written notice addressed to our Secretary and delivered to our company, request that a record date be fixed for such purpose. The by-laws state that our Board of Directors may fix a record date for such purpose which shall be no more than 10 days after the date upon which the resolution fixing the record date is adopted by our Board of Directors and shall not precede the date such resolution is adopted. If our Board of Directors fails within 10 days after we receive such notice to fix a record date for such purpose, the by-laws provide that the record date shall be the day on which the first written consent is delivered to us unless prior action by our Board of Directors is required under the Delaware General Corporation Law (the “DGCL”), in which event the record date shall be at the close of business on the day on which our Board of Directors adopts the resolution taking such prior action. The by-laws also provide that the Secretary of our company or, under certain circumstances, two inspectors designated by the Secretary, shall promptly conduct the ministerial review of the sufficiency of any written consents of stockholders duly delivered to us and of the validity of the action to be taken by stockholder consent as he or she deems necessary or appropriate, including, without limitation, whether the holders of a number of shares having the requisite voting power to authorize or take the action specified in the written consent have given consent.

     Stockholder Meetings. Our by-laws provide that our Board of Directors and the chairman of a meeting may adopt rules and regulations for the conduct of stockholder meetings as they deem appropriate (including the establishment of an agenda, rules relating to presence at the meeting of persons other than stockholders, restrictions on entry at the meeting after commencement thereof and the imposition of time limitations for questions by participants at the meeting).

     Preferred Stock. Our certificate of incorporation authorizes our Board of Directors to provide for series of preferred stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers (if any) of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series.

     We believe that the ability of our Board of Directors to issue one or more series of preferred stock provides us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. The authorized shares of the preferred stock, as well as shares of common stock, will be available for issuance without further action by our stockholders, unless action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. The New York Stock Exchange currently requires stockholder approval as a prerequisite to listing shares in several instances, including in some cases where the present or potential issuance of shares could result in a 20 percent increase in the number of shares of common stock outstanding or in the amount of voting securities outstanding. If the approval of our stockholders is not required for the issuance of shares of preferred stock or common stock, our Board of Directors may determine not to seek stockholder approval.

     Although our Board of Directors has no intention at the present time of doing so, it could issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer of other takeover attempt. Our Board of Directors will make any determination to issue such shares based on its judgment as to the best interests of our company and stockholders. Our Board of Directors, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of our Board of Directors, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price of such stock.

     Business Combinations. Our certificate of incorporation prohibits ”Business Combinations” (as defined in our certificate of incorporation) with “Interested Stockholders” (as defined in our certificate of incorporation) without the approval of the holders of at least 66 2/3 percent of the voting power of the outstanding shares of stock entitled to vote in the election of directors (“Voting Stock”) not owned by an Interested Stockholder unless (i) approved by a majority of the “Continuing Directors” (as defined in our certificate of incorporation) or (ii) certain detailed requirements as to, among other things, the value and type of consideration to be paid to our stockholders, the maintenance of our dividend policy, the public disclosure of the Business Combination and the absence of any major change in our business or equity capital structure without the approval of a majority of the Continuing Directors, have been satisfied. Our certificate of incorporation generally defines an “Interested Stockholder” as any person (other than us or any subsidiary, any employee benefit plan of us or any subsidiary or any trustee or fiduciary with respect to any such plan or holding Voting Stock for the purpose of funding any such plan or funding other employee benefits for employees of us or any subsidiary when acting in such capacity) who (a) is or has announced or publicly disclosed a plan or intention to become the beneficial owner of Voting Stock representing five percent or more of the votes entitled to be cast by the holders of all then outstanding shares of Voting Stock or (b) is an affiliate or associate of our company and at any time within the two-year period immediately prior to the date in question was the beneficial owner of Voting Stock representing five percent or more of the votes entitled to be cast by the holders of all then outstanding shares of Voting Stock. Our certificate of incorporation defines a “Continuing Director” as any member of our Board of Directors, while such person is a member of our Board of Directors, who is not an affiliate or associate or representative of the Interested Stockholder and was a member of our Board of Directors prior to the time that the Interested Stockholder became an Interested Stockholder, and any successor thereto who is not an affiliate or associate or representative of the Interested Stockholder and is recommended or elected to succeed the Continuing Director by a majority of Continuing Directors.

     Amendment of Certain Provisions of the Certificate of Incorporation and By-laws. Under the DGCL, the stockholders of a corporation have the right to adopt, amend or repeal the by-laws and, with the approval of the board of directors, the certificate of incorporation of a corporation. In addition, if the certificate of incorporation so provides, the by-laws may be adopted, amended or repealed by the board of directors. Our certificate of incorporation provides that the by-laws may be amended by our Board of Directors or by our stockholders.

     Our certificate of incorporation also provides that, in addition to approval by our Board of Directors and notwithstanding that a lesser percentage or separate class vote may be specified by law, our certificate of incorporation or our by-laws, any proposal to amend or repeal, or adopt any provision inconsistent with, the provisions of our certificate of incorporation regarding Business Combinations proposed by or on behalf of an Interested Stockholder or affiliate thereof requires the affirmative vote of the holders of at least 66 2/3 percent of the voting power of the outstanding shares of Voting Stock, excluding Voting Stock beneficially owned by any Interested Stockholder, unless the amendment or repeal of, or the adoption of any provision inconsistent with, the provisions regarding Business Combinations is unanimously recommended by the members of our Board of Directors and each of the members of our Board of Directors qualifies as a Continuing Director. Approval by our Board of Directors, together with the affirmative vote of the holders of a majority in voting power of the outstanding shares of Voting Stock, is required to amend all other provisions of our certificate of incorporation. The Business Combination supermajority voting requirement could have the effect of making more difficult any amendment by stockholders of the Business Combination provisions of our certificate of incorporation described above, even if a majority of our stockholders believe that such amendment would be in their best interest.

     Stockholder Rights Plan. On September 9, 1998, our Board of Directors declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of our common stock. The dividend was payable on September 21, 1998 (the “Record Date”) to the stockholders of record on that date. The description and terms of the Rights are set forth in a Rights Agreement dated as of September 9, 1998, as amended March 14, 2000 and February 5, 2001, as the same may be amended from time to time (the “Rights Agreement”), between us and First Union National Bank, as Rights Agent (as successor to First Chicago Trust Company of New York as rights agent). The Rights will expire on September 9, 2008 (the “Final Expiration Date”), unless the Final Expiration Date is advanced or extended or unless the Rights are earlier redeemed or exchanged by us, in either case as described below.

     Effective as of 7:58 a.m., eastern standard time, on November 5, 1999, we effected a 1-for-5 reverse stock split, whereby each five issued shares of common stock as of 7:58 a.m., eastern standard time, on November 5, 1999 were reclassified into one share of common stock, with fractional shares settled in cash. Under Section 11(n) of the Rights Agreement, we adjusted the number of Rights associated with each share of common stock from one Right to five Rights in connection with the reverse stock split.

     As amended, each Right entitles the registered holder to purchase from us one one-thousandth of a share of Series B Junior Participating Preferred Stock, par value $.01 per share, of the Registrant (the “Junior Preferred Stock”) at a price of $8.80 per on one-thousandth of a share of Junior Preferred Stock (the “Purchase Price”), subject to adjustment. This reflects an aggregate Purchase Price of $44.00 for the five Rights associated with each share of common stock.

     In connection with the adoption of the Rights Agreement, our Board of Directors also adopted a “TIDE” (Three-year Independent Director Evaluation) mechanism. Under the TIDE mechanism, an independent Board committee will review, on an ongoing basis, the Rights Agreement and developments in rights plans generally, and, if it deems appropriate, recommend modification or termination of the Rights Agreement. This independent committee will report to our Board of Directors at least every three years as to whether the Rights Agreement continues to be in the best interests of our stockholders.

     The Rights are not exercisable until the “Distribution Date.” Under the Rights Agreement, a “Distribution Date” occurs upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons has become an “Acquiring Person” or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15 percent or more of the outstanding shares of common stock. Except in certain situations, a person or group of affiliated or associated persons becomes an “Acquiring Person” upon acquiring beneficial ownership of 15 percent or more of the outstanding shares of common stock. Until the Distribution Date, the Rights will be evidenced, with respect to any of the common stock certificates outstanding as of the Record Date, by such common stock certificate.

     The Rights Agreement provides that, until the Distribution Date (or earlier expiration of the Rights), the Rights will be transferred with and only with the common stock. Until the Distribution Date or earlier expiration of the Rights), new common stock certificates issued after the Record Date upon transfer or new issuances of common stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier expiration of the Rights), the surrender for transfer of any certificates for shares of common stock outstanding as of the Record Date, even without such notation, will also constitute the transfer of the Rights associated with the shares of common stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the

Rights (the “Right Certificates”) will be mailed to holders of record of the common stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

     The Purchase Price payable, and the number of shares of Junior Preferred Stock or other securities or property issuable, upon exercise of the Rights is subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Junior Preferred Stock of certain rights or warrants to subscribe for or purchase Junior Preferred Stock at a price, or securities convertible into Junior Preferred Stock with a conversion price, less than the then-current market price of the Junior Preferred stock or (iii) upon the distribution to holders of the Junior Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Junior Preferred Stock) or of subscription rights or warrants (other than those referred to above).

     The number of outstanding Rights is subject to adjustment in the event of a stock dividend on the common stock payable in shares of common stock or subdivisions, consolidations or combinations of the common stock occurring, in any such case, prior to the Distribution Date.

     Shares of Junior Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Junior Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of $25.00 per share but will be entitled to an aggregate dividend of 200 times the dividend declared per share of common stock. In the event of liquidation, dissolution or winding up of our company, the holders of the Junior Preferred Stock will be entitled to a preferential payment equal to the greater of (i) $500.00 per share (plus any accrued but unpaid dividends), or (ii) 200 times the payment made per share of common stock. Each share of Preferred Stock will have 200 votes, voting together with the common stock. Finally, in the event of any merger, consolidation or other transaction in which outstanding shares of common stock are converted or exchanged, each share of Junior Preferred Stock will be entitled to receive 200 times the amount received per share of common stock. These rights are protected by customary antidilution provisions.

     In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right that number of shares of common stock having a market value of two times the exercise price of the Right.

     In the event that, after a person or group has become an Acquiring Person, we are acquired in a merger or other business combination transaction or 50 percent or more of its consolidated assets or earning power are sold, proper provisions will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person which will have become void) will thereafter have the right to receive upon the exercise of a Right that number of shares of common stock of the person with whom we have engaged in the foregoing transaction (or its parent) that at the time of such transaction have a market value of two times the exercise price of the Right.

     At any time after any person or group becomes an Acquiring Person and prior to the earlier of one of the events described in the previous paragraph or the acquisition by such Acquiring Person of 50 percent or more of the outstanding shares of common stock, our Board of Directors may exchange the Rights (other than Rights owned by such Acquiring Person which will have become void), in whole or in part, for shares of common stock or Junior Preferred Stock (or a series of our preferred stock having equivalent rights, preferences and privileges), at an exchange ratio of one-fifth of one share of common stock, or a fractional share of Junior Preferred Stock (or other preferred stock) equivalent in value thereto, per Right.

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least one percent in such Purchase Price. No fractional shares of Junior Preferred Stock or common stock will be issued (other than fractions of Junior Preferred Stock which are integral multiples of one one-thousandth of a share of Junior Preferred Stock, which may, at our election, be evidenced by depositary receipts), and in lieu thereof an adjustment in cash will be made based on the current market price of the Junior Preferred Stock or the common stock.

     At any time prior to the time an Acquiring person becomes such, our Board of Directors may redeem the Rights in whole, but not in part, at a price of $.002 per Right (the “Redemption Price”) payable, at our option, in cash, shares of common stock or such other form of consideration as our Board of Directors shall determine. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as our Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     For so long as the Rights are then redeemable, we may, except with respect to the Redemption Price, amend the Rights Agreement in any manner. After the Rights are no longer redeemable, we may, except with respect to the Redemption Price, amend the Rights Agreement in any manner that does not adversely affect the interests of holders of the Rights.

     Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of our company, including, without limitation, the right to vote or to receive dividends.

     As of April 30, 2004, there were 41,892,010 shares of common stock outstanding, with each share carrying five Rights. Until the Distribution Date, our registrant will issue five Rights with each share of common stock that shall become outstanding so that all such shares will have attached rights. Two million shares of Junior Preferred Stock have been reserved for issuance upon exercise of the Rights. As of the date of this prospectus, no shares of Junior Preferred Stock were issued or outstanding.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to any person or group that attempts to acquire us, without the approval of our Board of Directors. The Rights should not interfere with any merger or other business combination approved by our Board of Directors since our Board of Directors may, at its option, at any time until an Acquiring Person becomes such, redeem all, but not less than all, of the then outstanding Rights at the applicable redemption price.

     This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement (which includes as Exhibit B the Form of Right Certificate), as the same may be amended from time to time, which is filed as an exhibit to the Registration Statement on Form S-3 of which this prospectus is a part.

     The Rights Agreement is designed to protect the stockholders of our company in the event of unsolicited offers to acquire our company and other coercive takeover tactics which, in the opinion of our Board of Directors, could impair its ability to represent stockholder interests. The provisions of the Rights Agreement may render an unsolicited takeover of our company more difficult or less likely to occur, even though such takeover may offer our stockholders the opportunity to sell their stock at a price above the prevailing market rate and may be favored by a majority of our stockholders.

     Antitakeover Legislation. Section 203 of the DGCL provides that, subject to certain exceptions specified therein, a corporation shall not engage in any “business combination” with any “interested stockholder” for a three-year period following the time that such stockholder becomes an interested stockholder unless (i) prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares) or (iii) on or subsequent to such time, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least 66 2/3 percent of the outstanding voting stock which is not owned by the interested stockholder. Section 203 of the DGCL generally defines an “interested stockholder” to include (x) any person that is the owner of 15 percent or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15 percent or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date and (y) the affiliates and associates of any such person. Section 203 of the DGCL generally defines a “business combination” to include (1) mergers and sales or other dispositions of 10 percent or more of the assets of the corporation with or to an interested stockholder, (2) certain transactions resulting in the issuance or transfer to the interested stockholder of any stock of the corporation or its subsidiaries, (3) certain transactions which would result in increasing the proportionate share of the stock of the corporation or its subsidiaries owned by the interested stockholder and (4) receipt by the interested stockholder of the benefit (except proportionately as a stockholder) of any loans, advances, guarantees, pledges, or other financial benefits.

     Under certain circumstances, Section 203 of the DGCL makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period, although the certificate of incorporation or stockholder-adopted by-laws may exclude a corporation from the restrictions imposed thereunder. Neither our certificate of incorporation nor our by-laws exclude our company from the restrictions imposed under Section 203 of the DGCL. It is anticipated that the provisions of Section 203 of the DGCL may encourage companies interested in acquiring our company to negotiate in advance with our Board of Directors since the stockholder approval requirement would be avoided if our Board of Directors approves, prior to the time the stockholder becomes an interested stockholder, either the business combination or the transaction which results in the stockholder becoming an interested stockholder.

      The transfer agent and registrar for our common stock is Wachovia Bank, N.A.

Description of Indebtedness and Other Obligations

Refinancing Transactions

     This offering is designed to reduce our leverage and interest expense by allowing us to purchase and retire a portion of our outstanding 11 5/8 percent senior subordinated notes due 2009. See “Use of Proceeds.” In 2003, we completed a series of transactions that resulted in the full refinancing of our senior credit facility.

     Our 2003 financing transactions began in June 2003, with our offering and sale of an initial $350 million of 10 1/4 percent senior secured notes due 2013 in a private offering. We used the net proceeds of that offering, which totaled approximately $338 million, to prepay $251 million of term loans and $87 million of revolving credit borrowings outstanding under our senior credit facility at that time. In October 2003, those $350 million of senior secured notes were exchanged for $350 million of senior secured notes that had been registered under the Securities Act.

     Subsequently, in December 2003, we completed the refinancing of our senior credit facility through an amendment and restatement of our senior credit agreement. At that time, we received $136 million of net proceeds from the offering and sale of an additional $125 million principal amount of 10 1/4 percent senior secured notes due 2013 in a private offering, after deducting underwriting discounts and commissions and other expenses and including a 13 percent price premium over principal amount. Also at that time, we received $391 million in net proceeds from the new term loan B borrowings under our amended and restated senior credit facility, after deducting fees and other expenses. We used the combined net proceeds of these December 2003 transactions, which were approximately $527 million, to repay the $514 million outstanding under term loans A, B and C under our senior credit facility immediately prior to the completion of the transactions. The remaining $13 million of net proceeds were used for general corporate purposes. See “—Senior Credit Facility,” “—Senior Secured Notes” and “Capitalization.”

     As previously disclosed, in connection with this offering, we are considering a concurrent private placement of approximately $420 million of new senior subordinated notes that would close at or near the same time as this offering and would enable us to further reduce our interest expense by fully refinancing our outstanding senior subordinated notes. We may proceed with this private placement if we determine that the pricing and other terms available to us are attractive in light of our intended use of the related proceeds. Given recent bond market conditions, we cannot assure you that we will go forward with this private placement. We intend to proceed with this offering and the purchase of a portion of our outstanding senior subordinated notes with the related proceeds, regardless of whether we complete this private placement. Accordingly, in this prospectus we present information about this offering in the absence of a private placement of new senior subordinated notes, as well as this offering together with this possible private placement. See “Use of Proceeds” and “Unaudited Pro Forma Consolidated Financial Statements.”

     On April 30, 2004, we commenced an offer to purchase our outstanding senior subordinated notes for cash, which we expect will require approximately $557 million to complete, including accrued and unpaid interest on the notes. If we do not proceed with the possible private placement, we will be required to amend our offer to purchase to seek only an aggregate principal amount of outstanding senior subordinated notes that is equal to the net proceeds of this offering and to make other changes. See “—Senior Subordinated Notes.”

     We expect that this offering, together with the refinancing transactions we completed in 2003, will have a substantial impact on the nature of our outstanding debt, as well as our liquidity, leverage, debt amortization requirements and interest expense. Prior to the June 2003 transaction, we had (i) approximately $765 million of term loans under our senior credit facility with remaining principal payments of approximately $94 million, $93 million, $7 million, $253 million and $248 million in 2004, 2005, 2006, 2007 and 2008, respectively, (ii) a $450 million revolving credit facility expiring in November 2005, and (iii) $500 million of senior subordinated notes maturing in 2009.

     Upon completion of this offering and the use of proceeds therefrom, on a pro forma basis as of March 31, 2004, we would have had (a) $399 million of term loans under our senior credit facility with remaining principal payments of $4 million annually through 2009 and $376 million in 2010, (b) a $220 million revolving loan and letter of credit facility expiring in December 2008 and a $180 million tranche B letter of credit/ revolving loan facility expiring in December 2010 (which, under current accounting rules, will not be reflected on our balance sheet unless we have outstanding thereunder revolving loans or payments by the facility in respect of letters of credit), (c) $475 million of senior secured notes maturing in 2013, and (d) approximately $370 million of our outstanding senior subordinated notes maturing in 2009. On a pro forma basis, the net effect of the 2003 refinancing of our senior credit facility, this offering and the use of proceeds therefrom would have been to reduce our annual interest expense by approximately $6 million for 2003 and by approximately $4 million for the first quarter of 2004 if those transactions had been completed at the beginning of 2003. Further, in connection with this offering we expect to record non-recurring pre-tax charges of approximately $12 million and $2 million related to the early tender premium and fees and the existing deferred debt issuance costs, respectively, as additional interest expense in the second quarter of 2004. See “Unaudited Pro Forma Consolidated Financial Statements.”

     If we also complete the possible private placement, upon completion of this offering, the private placement and the use of proceeds therefrom, we would have had $420 million principal amount of new senior subordinated notes maturing in 2014, rather than our outstanding senior subordinated notes. On a pro forma basis, the net effect of all of these transactions and the 2003 refinancing of our senior credit facility would have been to reduce our interest expense by approximately $12 million for 2003 and by approximately $6 million for the first quarter of 2004, if they had all been completed at the beginning of 2003. Our non-recurring pre-tax charges related to the early tender premium and fees and the existing deferred debt issuance costs would increase to approximately $48 million and $9 million, respectively.

     In April 2004, we entered into three separate fixed-to-floating interest rate swaps with two separate financial institutions. These agreements swapped an aggregate of $150 million of fixed interest rate debt with a per annum rate of 10 1/4 percent to floating interest rate debt at a per annum rate of LIBOR plus a spread of 5.68 percent. Each agreement requires semi-annual settlements through July 15, 2013. Based on the initial LIBOR as determined under the agreements of 1.24 percent, these swaps would reduce our annual interest expense by approximately $5 million, which is not reflected in the pro forma information presented elsewhere in this prospectus.

Senior Credit Facility

     General

     As amended and restated in December 2003, our senior credit facility is a committed senior secured financing arrangement with a group of banks and other financial institutions, with J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc. as co-lead arrangers and joint book-runners, Bank of America, N.A. and Citicorp North America, Inc., as co-documentation agents, Deutsche Bank Securities Inc, as syndication agent, and JPMorgan Chase Bank, as administrative agent. J.P. Morgan Securities Inc. and Citigroup Global Markets Inc. are representatives of the underwriters of this offering and certain of our lenders under the senior credit facility are affiliates of certain of the underwriters.

     The senior credit facility consists of:

•	a seven-year, $400 million term loan B facility maturing in December 2010;

•	a five-year, $220 million revolving credit facility expiring in December 2008; and

•	a seven-year, $180 million tranche B letter of credit/revolving loan facility expiring in December 2010.

     As part of the amendment and restatement, in addition to the amendments described below, the terms of our senior credit facility were also revised to: (i) extend the period of time during which we can exclude up to $60 million of cash charges and expenses before taxes, related to our cost reduction initiatives from the calculation of the financial covenant ratios by another two years through 2006; (ii) permit the refinancing of our senior subordinated notes and/or our senior secured notes using the net cash proceeds from the issuance of similarly structured debt; (iii) permit the repurchase of our senior subordinated notes and/or our senior secured notes using the net cash proceeds from the issuance of shares of common stock of Tenneco Automotive Inc.; and (iv) delete the mandatory prepayment of term loans from excess cash flow in 2003 and reduce the percentage of excess cash flow that must be used to prepay term loans in subsequent years from 75 percent to 50 percent.

     In connection with the offer to purchase our outstanding senior subordinated notes, on May 12, 2004 we amended our senior credit facility with the consent of our senior lenders. The amendment allows us to amend the indenture governing our outstanding senior subordinated notes as described elsewhere herein. See “—Senior Subordinated Notes.” The amendment also enhances our flexibility by permitting us to refinance, on or before December 31, 2004, any of our outstanding senior subordinated notes that remain outstanding upon completion of the offer to purchase without the requirement of a substantially concurrent refinancing transaction.

     Term Loan B Facility

     Subject to early repayment events specified in our senior credit facility and summarized below, the $400 million term loan B facility is repayable in consecutive equal quarterly installments of $1,000,000 during the first six years after the funding date beginning on March 31, 2004, the balance being payable in equal quarterly installments during the last year (with the due date of the final payment occurring on December 12, 2010). Borrowings under the term loan B facility bear interest at a rate per annum equal to the London Interbank Offered Rate (“LIBOR”) plus 325 basis points in the case of LIBOR loans, or an agreed base rate plus 225 basis points in the case of base rate loans, in each case subject to adjustment following the first anniversary of the effectiveness of our amended and restated senior credit facility based on a leverage-based financial test. Although the term loan facility matures in 2010, such facility is subject to mandatory prepayment in full (a) on April 15, 2009, if by that date our senior subordinated notes are not refinanced or extended with a maturity not earlier than April 15, 2011, and (b) on the date which is six months prior to the date to which the senior subordinated notes have been refinanced or had their maturity extended, if our the senior subordinated notes have been refinanced or had their maturity extended to a date prior to April 15, 2011.

Revolving Credit Facility

     Subject to early repayment and termination events specified in our senior credit facility and summarized below, the new $220 million revolving credit facility requires that it be repaid on or prior to, and will expire on, the fifth anniversary of the funding date. Prior to that date, funds may be borrowed, repaid and reborrowed under the revolving credit facility without premium or penalty. Borrowings under the revolving credit facility will bear interest at the rate of LIBOR plus 325 basis points, in the case of LIBOR loans, or an agreed base rate plus 225 basis points, in the case of base rate loans, in each case subject to adjustment following the first anniversary of the effectiveness of the amended senior credit facility based on a leverage-based financial test. Letters of credit issued thereunder accrue a letter of credit fee at a per annum rate of 325 basis points for the pro rata account of the lenders under such facility (subject to adjustment following the first anniversary of the effectiveness of the amended and restated senior credit facility based on a leverage-based financial test) and a fronting fee for the account of each of the issuers thereof in an amount to be agreed upon. We may request that the lenders or other entities provide additional commitments to the revolving credit facility up to an aggregate facility size of $275 million. Up to $100 million of the revolving credit facility is available for the issuance of letters of credit. We are required to pay a commitment fee on a quarterly basis with respect to the average daily unused portion of the revolving loan commitments in an amount equal to 50 basis points, subject to adjustment following the first anniversary of the effectiveness of our amended senior credit facility based on a leverage-based financial test.

Tranche B Letter of Credit/Revolving Loan Facility

     Subject to early repayment and termination events specified in our senior credit facility and summarized below, the new $180 million tranche B letter of credit/revolving loan facility are available for borrowings of revolving loans and to support letters of credit issued from time to time under our senior credit facility and expire on the seventh anniversary of the funding date. On the funding date, participating lenders deposited $180 million with the administrative agent, who was obligated to invest that amount in time deposits. Revolving loans can be drawn, repaid and reborrowed thereunder. Such revolving loans will be funded from such deposits and such repayments will be redeposited with the administrative agent. If a letter of credit is paid under this facility and not reimbursed in full by us, each participating lender’s ratable share of the deposit will be applied automatically in satisfaction of the reimbursement obligation. We do not and will not have an interest in any such funds on deposit and we have not and will not account for such funds as our indebtedness when deposited with the administrative agent until drawn by us as described below. Revolving loans borrowed under such facility will be funded with the funds on deposit in such accounts and accrue interest at a rate per annum equal to LIBOR plus 325 basis points, or if an event of default has occurred thereunder and the lenders holding the majority of the credit extensions thereunder so require, an agreed base rate plus 225 basis points, in each case payable monthly in arrears and subject to adjustment following the first anniversary of the effectiveness of our amended and restated senior credit facility based on a leverage-based financial test. Letters of credit issued thereunder accrue a letter of credit fee at a per annum rate of 325 basis points for the pro rata account of the lenders under such facility (subject to adjustment following the first anniversary of the effectiveness of our amended and restated senior credit facility based on a leverage-based financial test) payable monthly in arrears and a fronting fee for the ratable account of the issuers thereof at a per annum rate in an amount to be agreed upon payable monthly in arrears. The administrative agent pays on a monthly basis to the lenders under the facility a return on their funds actually on deposit in such accounts in an amount equal to a per annum rate of monthly LIBOR (reset every business day during such monthly period) minus 10 basis points. We are obligated to pay such lenders on a monthly basis a fee equal to the excess of (x) a per annum rate equal to monthly LIBOR (reset at the start of the applicable month) plus 325 basis points on the size of such facility (i.e., $180 million initially) over (y) the sum of (1) the amount of such return for such month, (2) the amount of interest accrued on such loans under such facility for such month and (3) the letter of credit fees (but not the fronting fees) accrued on such letters of credit under such facility for such month; provided, that except in certain circumstances, the aggregate amount of such interest and fees shall not exceed the amount determined pursuant to clause (x) above minus such return. Although the tranche B letter of credit/ revolving loan facility matures in 2010, the facility is subject to mandatory prepayment in full and cash collateralization in full of letters of credit issued thereunder, (a) on April 15, 2009, if our senior subordinated notes are not refinanced or extended with a maturity not earlier than April 15, 2011, and (b) on the date which is six months prior to the date to which the senior subordinated notes have been refinanced or had their maturity extended, if our the senior subordinated notes have been refinanced or had their maturity extended to a date prior to April 15, 2011.

     Under current accounting rules, the tranche B letter of credit/revolving loan facility will be reflected as debt on our balance sheet only if we have outstanding thereunder revolving loans or payments by the facility in respect of letters of credit. We will not be liable for any losses to or misappropriation of any (i) return due to the administrative agent’s failure to achieve the return described above or to pay all or any portion of such return to any lender under such facility or (ii) funds on deposit in such account by such lender (other than the obligation to repay funds released from such accounts and provided to us as revolving loans under such facility).

Collateral and Guarantees

     Our senior credit facility is jointly and severally guaranteed on a first priority basis by each of our material direct and indirect domestic subsidiaries, subject to some exceptions. Our senior credit facility is also secured by substantially all of the tangible and intangible assets of us and our subsidiary guarantors and is collateralized by a perfected security interest in all of the capital stock of our and the subsidiary guarantors’ direct domestic subsidiaries and up to 66 percent of the capital stock of our and the subsidiary guarantors’ direct foreign subsidiaries.

Representations, Warranties and Covenants

     Our senior credit facility requires that we maintain financial ratios equal to or better than the following consolidated leverage ratios (consolidated indebtedness divided by consolidated EBITDA as defined therein), consolidated interest coverage ratios (consolidated EBITDA divided by consolidated cash interest paid as defined therein) and fixed charge coverage ratios (consolidated EBITDA less consolidated capital expenditures, divided by consolidated cash interest paid as defined therein) at the end of each period indicated.

	Quarters ending

		September 30,
	March 31 -	2004 -	September 30, -	March 31 -	March 31 -	March 31 -	March 31 -	March 31 -
	June 30,	June 30,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2004	2005	2005	2006	2007	2008	2009	2010

Leverage Ratio (maximum)	5.00	4.75	4.50	4.25	3.75	3.50	3.50	3.50
Interest Coverage Ratio (minimum)	2.00	2.00	2.00	2.10	2.20	2.35	2.50	2.75
Fixed Charge Coverage Ratio (minimum)	1.10	1.10	1.10	1.15	1.25	1.35	1.50	1.75

     Our senior credit facility agreement also contains customary representations and warranties and restrictions on our operations that are customary for similar facilities, including limitations on: (i) incurring additional liens; (ii) sale and leaseback transactions (except for the permitted transactions described above); (iii) liquidations and dissolutions; (iv) incurring additional indebtedness or guarantees except for specified permitted debt; (v) capital expenditures; (vi) dividends; (vii) mergers and consolidations; and (viii) prepayments and modifications of subordinated and other debt instruments. Compliance with these requirements and restrictions is a condition for any incremental borrowings under our senior credit facility and failure to meet these requirements enables the lenders to require repayment of any outstanding loans.

     Our senior credit facility does not contain any terms that specifically provide for the acceleration of the payment of the facility as a result of a credit rating agency downgrade.

     The agreement for our senior credit facility may be further amended at any time in accordance with the terms thereof, without the consent of any noteholders.

     As of March 31, 2004, we were in compliance with both the financial covenants and operational restrictions of the facility.

Prepayments

     Our senior secured credit facility requires that the following be used first, to prepay the term loan B facility and second, to prepay and cash collateralize the tranche B letter of credit/revolving loan facility:

•	100 percent of the net proceeds of any issuance or incurrence of indebtedness by us or our subsidiaries, subject to some exceptions;

•	50 percent of the net proceeds of any issuance of equity by us or our subsidiaries, subject to some exceptions;

•	100 percent of the net proceeds of any sale or other disposition by us or our subsidiaries of any assets, subject to some exceptions;

•	50 percent of annual excess cash flow as defined in our senior credit facility; and

•	100 percent of the net proceeds of casualty insurance, condemnation awards or other recoveries, subject to some exceptions.

     The mandatory prepayment percentages listed above, other than the percentage relating to issuance of equity, will be reduced if we achieve certain performance measures established in our senior credit facility. In addition, each of the term loan facility and the tranche B letter of credit/ revolving loan facility is subject to mandatory prepayment in full and, in the case of letters of credit under the tranche B letter of credit/ revolving loan facility, mandatory cash collateralization in full, (a) on April 15, 2009, if our outstanding senior subordinated notes are not refinanced or extended with a maturity not earlier than April 15, 2011, and (b) on the date which is six months prior to the date to which the senior subordinated notes have been refinanced or maturity extended, if our outstanding senior subordinated notes have been fully refinanced or had their maturity extended to a date prior to April 15, 2011.

Events of Default

     Events of default under our senior credit facility include, but are not limited to:

•	our failure to pay principal or interest when due (subject to a grace period for interest);

•	our material breach of any representation or warranty;

•	covenant defaults; and

•	events of bankruptcy.

     In addition, a change of control of our company will permit the senior lenders to make all amounts outstanding under our senior credit facility immediately due and payable.

Senior Secured Notes

     As part of the 2003 refinancing transactions described above, we issued $350 million of 10 1/4 percent senior secured notes due 2013 in June 2003, and an additional $125 million of 10 1/4 percent senior secured notes due 2013 in December 2003. The senior secured notes were issued under an indenture dated June 19, 2003, as supplemented under a supplemental indenture dated December 12, 2003, by and between us and Wachovia Bank, National Association, as trustee, and are treated as a single class of securities for all purposes under the indenture. In October 2003, 100 percent of the $350 million of senior secured notes issued in June 2003 were exchanged for $350 million of senior secured notes that had been registered under the Securities Act.

     All of our existing and future material domestic wholly-owned subsidiaries fully and unconditionally guarantee the senior secured notes on a joint and several basis. These guarantees are senior secured obligations of our subsidiary guarantors. There are no significant restrictions on the ability of our subsidiaries that have guaranteed these notes to make distributions to us. The senior secured notes mature on July 15, 2013.

     The notes are senior secured obligations and rank equally in right of payment with our and our subsidiary guarantors’ existing and future senior debt and rank senior in right of payment to all of our existing and future subordinated debt. The notes will be effectively subordinated to all existing and future liabilities, including trade payables, of our foreign subsidiaries, which will not guarantee the notes, and of those of our domestic subsidiaries that do not guarantee the notes.

     The senior secured notes and the guarantees thereof are secured by second priority liens, subject to specified exceptions, on substantially all the existing and future tangible and intangible assets owned by us and our subsidiary guarantors subject to certain limitations, that secure our obligations under our senior credit facility, except that only a portion of the capital stock of our and our subsidiary guarantor’s domestic subsidiaries is provided as collateral and no assets or capital stock of our direct or indirect foreign subsidiaries secure these notes or guarantees.

     The notes are effectively junior to our obligations and those of the subsidiary guarantors under our senior credit facility and any other obligations secured by a first priority lien on the collateral securing the notes and the guarantees, to the extent of the value of such collateral, and our obligations and those of the subsidiary guarantors under our senior credit facility and any other obligations that are secured by a lien on assets that are not part of the collateral securing the notes and the guarantees, to the extent of the value of such assets.

     Interest on the senior secured notes is payable at the rate of 10 1/4 percent per annum and is payable semi-annually in cash in arrears on each January 15 and July 15. In April 2004, we entered into three separate fixed-to-floating interest rate swaps with two separate financial institutions with respect to a portion of these notes. These agreements swapped $150 million aggregate principal amount of fixed interest rate debt at a per annum rate of 10 1/4 percent to floating interest rate debt at a per annum rate of LIBOR plus a spread of 5.68 percent. Each of these agreements requires semi-annual settlements through July 15, 2013. Based on the initial LIBOR as determined under the agreements of 1.24 percent, these swaps would reduce our annual interest expense by approximately $5 million, which is not reflected in the pro forma information presented elsewhere in this prospectus.

     We can redeem some or all of the notes at any time on and after July 15, 2008 at the following redemption prices (expressed as percentages of the principal amount) if redeemed during the twelve-month period commencing on July 15 of the year set forth below, plus, in each case, accrued and unpaid interest, if any, to the date of redemption:

Year	Percentage

2008	105.125%
2009	103.417%
2010	101.708%
2011 and thereafter	100.000%

     The senior secured debt indenture requires that we, as a condition to incurring certain types of indebtedness not otherwise permitted, maintain an interest coverage ratio of not less than 2.25. We have not incurred any of the types of indebtedness not otherwise permitted by this indenture. This indenture also contains restrictions on our operations, including limitations on:

•	incur additional indebtedness or contingent obligations;

•	pay dividends or make distributions to our stockholders;

•	repurchase or redeem equity interests;

•	make investments;

•	grant liens;

•	make capital expenditures;

•	enter into transactions with our shareholders and affiliates;

•	sell assets; and

•	acquire the assets of, or merge or consolidate with, other companies.

     These covenants are subject to a number of important exceptions. In addition, the indenture governing the senior secured notes contains events of defaults that are customary for notes of this type. As of March 31, 2004, we were in compliance with the covenants and restrictions of the indenture related to the senior secured notes.

Senior Subordinated Notes

     We have outstanding $500 million of 11 5/8 percent senior subordinated notes due October 15, 2009. The outstanding senior subordinated notes were issued under an indenture dated October 14, 1999, by and between us and The Bank of New York, as trustee, and are treated as a single class of securities for all purposes under that indenture. All of our existing and future material domestic wholly owned subsidiaries fully and unconditionally guarantee these notes on a joint and several basis. There are no significant restrictions on the ability of the subsidiaries that have guaranteed these notes to make distributions to us.

     We intend to use the net proceeds from this offering to purchase a portion of our outstanding senior subordinates notes. In addition, as described elsewhere herein, in connection with this offering we are considering a possible concurrent private placement of approximately $420 million of new senior subordinated notes that would close at substantially the same time as this offering and would enable us to further reduce our interest expense by fully refinancing our outstanding senior subordinated notes. We expect that any new notes we issue will have terms that are substantially similar to our outstanding senior subordinated notes as described herein (including call provisions beginning five years after issuance and the right to repurchase some of them with equity offering proceeds), except we expect them to have a lower annual interest rate. See “Use of Proceeds” and “Unaudited Pro Forma Consolidated Financial Statements.”

     Our outstanding senior subordinated notes are senior subordinated unsecured obligations ranking junior in right of payment to all of our existing and future senior debt and all liabilities of our subsidiaries that do not guarantee those notes. In the event of liquidation, bankruptcy, insolvency or similar events, holders of senior debt, such as the lenders under our senior credit facility, are entitled to receive payment in full in cash or cash equivalents before holders of the senior subordinated notes are entitled to receive any payments. No payments may be made on the outstanding senior subordinated notes if we default on the payment of senior debt, and payments on the outstanding senior subordinated notes may be blocked for up to 180 days if we default on the senior debt in some other way until such default is cured or waived. Interest on the outstanding senior subordinated notes is payable at the rate of 11 5/8 percent per annum and is payable semi-annually in cash on each April 15 and October 15. The outstanding senior subordinated notes will mature on October 15, 2009.

     We have the right to redeem the outstanding senior subordinated notes in whole or in part from time to time on and after October 15, 2004 at the following redemption prices (expressed as percentages of the principal amount) if redeemed during the twelve-month period commencing on October 15 of the year set forth below, plus, in each case, accrued and unpaid interest if any, to the date of redemption.

Year	Percentage

2004	105.813%
2005	103.875%
2006	101.938%
2007 and thereafter	100.000%

     The senior subordinated debt indenture requires that we, as a condition to incurring certain types of indebtedness not otherwise permitted, maintain an interest coverage ratio of not less than 2.25. We have not incurred any of the types of indebtedness not otherwise permitted by this indenture. This indenture also contains restrictions on our operations, including limitations on:

•	incurring additional indebtedness or liens;

•	dividends;

•	distributions and stock repurchases;

•	investments; and

•	mergers and consolidations.

     These covenants are subject to a number of important exceptions. In addition, the indenture governing the outstanding senior subordinated notes contains events of defaults that are substantially similar to those contained in the indenture governing our senior secured notes. As of March 31, 2004, we were in compliance with the covenants and restrictions of the indenture related to the outstanding senior subordinated notes.

      As described above, on April 30, 2004, we commenced an offer to purchase our outstanding senior subordinated notes for cash, which we expect will require approximately $557 million to complete, including accrued and unpaid interest on the notes. The offer to purchase includes a consent solicitation whereby, if we accept valid tenders from holders of a majority of our outstanding senior subordinated notes, we will be permitted to amend the related indenture to remove substantially all the restrictive covenants and eliminate specified events of default. We will also be permitted to be relieved of the indenture, provided we deposit funds with the trustee, if these notes are within one year of being redeemable or due and to give notice of a redemption up to 180 days (rather than 60 days) prior to the redemption date.

      On May 13, 2004, having received valid tenders from holders of $452 million aggregate principal amount of our senior subordinated notes in connection with the offer to purchase, we executed a supplemental indenture pursuant to which various proposed amendments to the indenture will become effective if we accept those notes for purchase. If we do not proceed with the possible private placement, we will be required to amend our offer to purchase to seek only an aggregate principal amount of outstanding senior subordinated notes that is equal to the net proceeds of this offering and will then hold the offer to purchase open for an additional ten business days thereafter. Because the revised offer to purchase will be for less than a majority of our outstanding senior subordinated notes, the revised offer to purchase will no longer include a consent solicitation, and the proposed amendments to the related indenture will not become effective.

Receivables Financing

     In addition to our senior credit facility and outstanding senior subordinated notes, we also sell some of our accounts receivable. In North America, we have an accounts receivable securitization program with a commercial bank. We sell OE and aftermarket receivables on a daily basis under this program. We had sold accounts receivable under this program of $54 million and $50 million at March 31, 2004 and 2003, respectively. This program is subject to cancellation prior to its maturity date if we were to:

•	fail to pay interest or principal payments on an amount of indebtedness exceeding $50 million,

•	default on the financial covenant ratios under the senior credit facility, or

•	fail to maintain certain financial ratios in connection with the accounts receivable securitization program.

     In January 2003, this program was amended to extend its term to January 31, 2005 and reduce the size of the program to $50 million and was then subsequently further amended to increase its size to $75 million with its termination date unchanged at January 31, 2005. We also sell some receivables in our European operations to regional banks in Europe. At March 31, 2004, we had sold $90 million of accounts receivable in Europe. The arrangements to sell receivables in Europe are not committed and can be cancelled at any time. If we were not able to sell receivables under either the North American or European securitization programs, our borrowings under our revolving credit agreement would increase. These accounts receivable securitization programs provide us with access to cash at costs that are generally favorable to alternative sources of financing, and allow us to reduce borrowings under our revolving credit facility.

Certain Contractual Obligations

     Our remaining required debt principal amortization and payment obligations under lease and other financial commitments as of March 31, 2004 are shown in the following table:

	Payments due in:

						Beyond
	2004	2005	2006	2007	2008	2008	Total

	(millions)
Obligations:
Revolver borrowings	$—	$—	$—	$—	$—	$—	$—
Senior long-term debt	3	4	4	4	4	380	399
Long-term notes	—	1	—	1	2	476	480
Capital leases	3	3	3	3	2	5	19
Subordinated long-term debt	—	—	—	—	—	500	500
Other subsidiary debt	1	1	—	—	—	—	2
Short-term debt	10	—	—	—	—	—	10

Debt and capital lease obligations	17	9	7	8	8	1,361	1,410

Operating leases	11	15	13	12	5	6	62
Interest payments	98	127	127	127	126	308	913
Capital commitments	42	—	—	—	—	—	42
Stock appreciation rights	2	—	—	—	—	—	2

Total payments	$170	$151	$147	$147	$139	$1,675	$2,429

     We principally use our revolving credit facilities to finance our short-term capital requirements. As a result, we classify the outstanding balances of the revolving credit facilities within our short-term debt even though the revolving credit facility has a termination date of December 13, 2008 and the tranche B letter of credit facility/revolving loan facility has a termination date of December 13, 2010.

     If we do not maintain compliance with the terms of our senior credit facility or the indentures governing our senior secured notes or senior subordinated notes, all amounts under those arrangements could, automatically or at the option of the lenders or other debt holders, become due. Additionally, each of those facilities contains provisions that certain events of default under one facility will constitute a default under the other facility, allowing the acceleration of all amounts due. Except as otherwise discussed herein, we currently expect to maintain compliance with terms of all of our various credit agreements for the foreseeable future.

     Included in our contractual obligations is the amount of interest to be paid on our long-term debt. As our debt structure contains both fixed and variable rate interest debt, we have made assumptions in calculating the amount of the future interest payments. Interest on our senior secured notes and senior subordinated notes is calculated using the fixed rates of 10 1/4 percent and 11 5/8 percent, respectively. Interest on our variable rate debt is calculated as 350 basis points plus LIBOR of 1.5 percent which is the current rate at March 31, 2004. We have assumed that LIBOR will remain unchanged for the outlying years. In addition, we have not included the impact of interest rate swaps completed in April 2004. See “— Refinancing Transactions.”

     We have also included an estimate of expenditures required after March 31, 2004 to complete the facilities and projects authorized at December 31, 2003 in which we have made substantial commitments in connection with the facilities. In addition, we have included an estimate of our obligation to a consulting firm who received stock appreciation rights (“SAR”) as partial payment for services rendered in the year 2000. The SAR’s expire in November 2004.

     We have not included purchase obligations as part of our contractual obligations as we generally do not enter into long-term agreements with our suppliers. In addition, the agreements we currently have do not specify the volumes we are required to purchase. If any commitment is provided, in many cases the agreements state only the minimum percentage of our purchase requirements we must buy from the supplier. As a result, these purchase obligations fluctuate from year to year and we are not able to quantify the amount of our future obligation.

     We have also not included material cash requirements for taxes and funding requirements for pension and postretirement benefits. We have not included cash requirements for taxes as we are a taxpayer in certain foreign jurisdictions but not in domestic locations. Additionally, it is difficult to estimate taxes to be paid as shifts in where we generate income can have a significant impact on future tax payments. We have not included cash requirements for funding pension and postretirement costs, as based upon current estimates we believe we will be required to make contributions between $34 million to $41 million to those plans in 2004 of which approximately $3 million had been contributed as of March 31, 2004. Pension and postretirement contributions beyond 2004 will be required but those amounts will vary based upon many factors, including the performance of our pension fund investments during 2004.

     We occasionally provide guarantees that could require us to make future payments in the event that the third party primary obligor does not make its required payments. We have not recorded a liability for any of these guarantees. The only third party guarantee we have made is the performance of lease obligations by a former affiliate. Our maximum liability under this guarantee was approximately $4 million March 31, 2004. We have no recourse in the event of default by the former affiliate. However, we have not been required to make any payments under this guarantee.

     Additionally, we have from time to time issued guarantees for the performance of obligations by some of our subsidiaries, and some of our subsidiaries have guaranteed our debt. All of our then existing and future material domestic wholly-owned subsidiaries fully and unconditionally guarantee the $800 million senior secured credit facility, the $475 million senior secured notes and our outstanding $500 million senior subordinated notes on a joint and several basis. The arrangement for the senior secured credit facility is also secured by substantially all our domestic assets and pledges of 66 percent of the stock of certain first-tier foreign subsidiaries. The arrangement for the $475 million senior secured notes is secured by second priority liens, subject to specified exceptions, on all of our domestic assets that secure obligations under our senior credit facility, except that only a portion of the capital stock of our domestic subsidiaries is provided as collateral. No assets or capital stock of our direct or indirect foreign subsidiaries secure. You should also read Note 12 to our consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2003 and Note 13 to our Quarterly Report on Form 10-Q for the three months ended March 31, 2004, incorporated by reference herein, where we present the Supplemental Guarantor Condensed Consolidating Financial Statements.

     We have issued guarantees through letters of credit in connection with some obligations of our affiliates. We have guaranteed through letters of credit support for local credit facilities, travel and procurement card programs, and cash management requirements for some of our subsidiaries totaling $42 million at March 31, 2004. We have also issued $18 million in letters of credit to support some of our subsidiaries’ insurance arrangements and $3 million in guarantees through letters of credit to guarantee other obligations of subsidiaries primarily related to environmental remediation activities at March 31, 2004.

Material U.S. Federal Income and Estate Tax

Consequences for Non-U.S. Holders

     The following is a general discussion of the material U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock acquired pursuant to this prospectus by a beneficial owner that, for U.S. federal income tax purposes, is a “non-U.S. holder” as we define that term below. We assume in this discussion that non-U.S. holders will hold our common stock as a capital asset, which generally is property held for investment. As used in this discussion for U.S. federal income tax purposes, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation, including any entity treated as a corporation for U.S. tax purposes, that is organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is includible in gross income for U.S. tax purposes regardless of its source; or

•	a trust, in general, if (i) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (ii) the trust was in existence on August 20, 1996, was treated as a U.S. person prior to such date, and validly elected to continue to be so treated.

     As noted below, there is a separate definition of “non-U.S. holder” for federal estate tax purposes.

     This discussion does not consider U.S. state or local or non-U.S. tax consequences, and it does not consider all aspects of U.S. federal income and estate taxation that may be important to particular non-U.S. holders in light of their individual investment circumstances, such as special tax rules that may apply to a non-U.S. holder that is a dealer in securities or foreign currencies, financial institution, bank, insurance company, tax-exempt organization or former citizen or former long-term resident of the United States, or that holds our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or other integrated investment or is subject to the constructive sale rules. We also do not discuss the federal tax treatment of beneficial owners that are partnerships or other entities treated as partnerships or flow-through entities for U.S. federal income tax purposes or investors in such entities.

     If a partnership is a beneficial owner of our common stock, the treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A beneficial owner of our common stock that is a partnership and partners in such a partnership should consult their tax advisors about the U.S. federal income tax consequences of acquiring, owning, and disposing of our common stock.

     The following discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury regulations and administrative and judicial interpretations, all as in effect as of the date of this prospectus. All of these authorities are subject to change, retroactively or prospectively. We advise each prospective investor to consult its own tax advisor regarding the federal, state, local and non-U.S. tax consequences applicable to such investor with respect to acquiring, owning, and disposing of our common stock.

Distributions

     Distributions, if any, paid on the shares of our common stock generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If you are a non-U.S. holder of common stock, dividends paid to you generally will be subject to withholding tax at a 30 percent rate, or if you are eligible for the benefits of a U.S. income tax treaty with a country in which you are a tax resident, at a zero or reduced treaty rate provided that certain certification requirements are satisfied. In general, to receive a zero or reduced treaty rate, you must provide us or our paying agent with an IRS Form W-8BEN (or successor form) or an appropriate substitute for certifying qualification for the zero or reduced rate. Certain other requirements may also apply. If you are entitled to a lower treaty rate, you may obtain a refund of any excess amounts withheld by filing a refund claim with the IRS in a timely manner.

     The withholding tax will not apply to dividends paid to you if you provide a Form W-8ECI (or successor form), or an appropriate substitute form, certifying that the dividends are effectively connected with your conduct of a trade or business within the United States and, where a tax treaty applies, are attributable to a U.S. permanent establishment. Instead, the effectively connected dividends generally will be subject to U.S. federal income tax on a net income basis at the applicable graduated U.S. federal income tax rates as if you were a U.S. resident. A non-U.S. corporation receiving effectively connected dividends also may be subject to an additional “branch profits tax” imposed at a rate of 30 percent (or a lower treaty rate, if applicable) on its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

     To the extent that the amount of any distributions exceeds our current or accumulated earnings and profits, the distribution first will be treated as a tax-free return of your basis in the shares of common stock, causing a reduction in your adjusted basis in the common stock, but not below zero, and the balance in excess of adjusted basis will be taxed as capital gain recognized on a disposition of the common stock (the treatment of which is discussed below).

Gain on Disposition of Common Stock

     A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of our common stock unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States and, if an income tax treaty applies, is attributable to a permanent establishment maintained by you in the United States; in these cases, you will generally be taxed on your net gain derived from the disposition at the regular graduated U.S. federal income tax rates and in much the same manner applicable to U.S. persons and, if you are a foreign corporation, the “branch profits tax” described above may also apply;

•	you are present in the United States for 183 days or more in the taxable year of the disposition and meet certain other requirements; in this case, you will be subject to U.S. federal income tax at a rate of 30 percent (or a reduced rate under an applicable treaty) on the amount by which capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources (even though you are not considered to be a resident of the United States); or

•	we are or have been a U.S. real property holding corporation for U.S. federal income tax purposes at any time during the shorter of the 5-year period ending on the date you dispose of our common stock or the period you held our common stock (the “applicable period”). Generally, a corporation is a U.S. real property holding corporation if the fair market value of its U.S. real property interests, as defined in the Code and applicable regulations, equals or exceeds 50 percent of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. If we were a U.S. real property holding corporation, and our common stock were “regularly traded on an established securities market” such common stock would be treated as a United States real property interest only if you owned directly or indirectly more than 5 percent of such regularly traded common stock at any time during the applicable period. It is unclear whether we currently are a U.S. real property holding corporation. Moreover, even if we currently are not a U.S. real property holding corporation, there is no assurance that we will not become a U.S. real property holding corporation in the future.

Information Reporting and Backup Withholding

     We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to that holder and the tax withheld from those dividends. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement.

     Under some circumstances, U.S. Treasury regulations require additional information reporting and backup withholding on dividend payments on common stock. The gross amount of dividends paid to a non-U.S. holder that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury regulations generally will be subject to backup withholding at the applicable rate, currently 28 percent.

     The payment of the proceeds of the sale or other disposition of common stock (including a redemption) by a non-U.S. holder through the U.S. office of any broker, U.S. or foreign, generally will be reported to the IRS and subject to backup withholding, unless the non-U.S. holder either certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds of the disposition of common stock by a non-U.S. holder through a non-U.S. office of a non-U.S. broker will not be subject to backup withholding or reported to the IRS, unless the non-U.S. broker has certain enumerated connections with the United States. In general, the payment of proceeds from the disposition of common stock through a non-U.S. office of a broker that is a U.S. person or has certain enumerated connections with the United States will be reported to the IRS (but will not be subject to backup withholding), unless the broker receives a statement from the non-U.S. holder that certifies its status as a non-U.S. holder under penalties of perjury or the broker has documentary evidence in its files that the holder is a non-U.S. holder.

     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner. These backup withholding and information reporting rules are complex and non-U.S. holders are urged to consult their own advisors regarding the application of these rules to them.

Estate Tax

     An individual who is not a citizen or resident (as defined for U.S. federal estate tax purposes) of the United States who is the owner of or treated as the owner of an interest in the common stock at the time of death will be required to include the value of the stock in his or her gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

Underwriting

     J.P. Morgan Securities Inc. and Citigroup Global Markets Inc. are acting as representatives for this offering.

     We and the underwriters named below have entered into an underwriting agreement covering the common stock to be sold in this offering. Each underwriter has agreed to purchase the number of shares of common stock set forth opposite its name in the following table.

Name	Number of shares

J.P. Morgan Securities Inc.
Citigroup Global Markets Inc.
Banc of America Securities LLC
Deutsche Bank Securities Inc.
Morgan Stanley & Co. Incorporated
Robert W. Baird & Co. Incorporated
Calyon Securities (USA) Inc.
Lazard Frères & Co. LLC

Total

     The underwriting agreement provides that if the underwriters take any of the shares presented in the table above, then they must take all of these shares. No underwriter is obligated to take any shares allocated to a defaulting underwriter except under limited circumstances. The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and our independent auditors.

     The underwriters are offering the shares of common stock, subject to the prior sale of shares, and when, as and if such shares are delivered and accepted by them. The underwriters will initially offer to sell shares to the public at the initial public offering price shown on the front cover page of this prospectus. The underwriters may sell shares to securities dealers at a discount of up to $          per share from the initial public offering price. Any such securities dealers may resell shares to certain other brokers or dealers at a discount of up to $          per share from the initial public offering price. After the initial public offering, the underwriters may vary the public offering price and other selling terms.

     If the underwriters sell more shares than the total number shown in the table above, the underwriters have the option to buy up to an additional 1,785,714 shares of common stock from us to cover such sales. They may exercise this option during the 30-day period from the date of this prospectus. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

     The following table shows the per share and total underwriting discounts that we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without	With
	overallotment	overallotment
	exercise	exercise

Per share	$	$
Total	$	$

     The underwriters have advised us that they may make short sales of our common stock in connection with this offering, resulting in the sale by the underwriters of a greater number of shares than they are required to purchase pursuant to the underwriting agreement. The short position resulting from those short sales will be deemed a “covered” short position to the extent that it does not exceed the 1,785,714 shares subject to the underwriters’ overallotment option and will be deemed a “naked” short position to the extent that it exceeds that number. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the trading price of common stock in the open market that could adversely affect investors who purchase shares in this offering. The underwriters may reduce or close out their covered short position either by exercising the overallotment option or by purchasing shares in the open market. In determining which of these alternatives to pursue, the underwriters will consider the price at which shares are available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. Any ‘’naked” short position will be closed out by purchasing shares in the open market. Similar to the other stabilizing transactions described below, open market purchases made by the underwriters to cover all or a portion of their short position may have the effect of preventing or retarding a decline in the market price of our common stock following this offering. As a result, our common stock may trade at a price that is higher than the price that otherwise might prevail in the open market.

     The underwriters have advised us that, pursuant to Regulation M under the Securities Act of 1933, they may engage in transactions, including stabilizing bids or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares of common stock at a level above that which might otherwise prevail in the open market. A “stabilizing bid” is a bid for or the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A “penalty bid” is an arrangement permitting the underwriters to claim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by that underwriter or syndicate member is purchased by the underwriters in the open market pursuant to a stabilizing bid or to cover all or part of a syndicate short position. The underwriters have advised us that stabilizing bids and open market purchases may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

     One or more of the underwriters may facilitate the marketing of this offering online directly or through one of its affiliates. In those cases, prospective investors may view offering terms and a prospectus online and, depending upon the particular underwriter, place orders online or through their financial advisor.

     The following table details the estimated offering expenses payable by us:

Securities and Exchange Commission registration fee	$22,173
National Association of Securities Dealers, Inc. filing fee	18,000
Printing and engraving expenses	300,000
New York Stock Exchange, Inc. filing fee	75,000
Legal fees and expenses	200,000
Accounting fees and expenses	125,000
Miscellaneous	25,000

Total	$765,173

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

     We and our executive officers and directors have agreed that, during the period beginning from the date of this prospectus and continuing to and including the date 90 days after the date of this prospectus, none of us will, directly or indirectly, offer, sell, offer to sell, contract to sell or otherwise dispose of any shares of our common stock without the prior written consent of J.P. Morgan Securities Inc. and Citigroup Global Markets Inc., except in limited circumstances.

     From time to time in the ordinary course of their respective businesses, certain of the underwriters and their affiliates have engaged in and may in the future engage in commercial banking, financial advisory and/or investment banking transactions with us and our affiliates. For example, affiliates of certain of the underwriters are lenders and, in some cases, agents under our senior credit facility, and/or are acting as dealer manager for our offer to purchase our outstanding senior subordinated notes.

     Our common stock is listed on the New York Stock Exchange under the symbol “TEN.”

Legal Matters

     Legal matters regarding the common stock offered hereby will be passed upon for us by Mayer, Brown, Rowe & Maw LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Cahill Gordon & Reindel LLP. Mayer, Brown, Rowe & Maw LLP has in the past represented and continues to represent us in various matters.

Experts

     The consolidated financial statements and the related consolidated financial statement schedule incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the years ended December 31, 2002 and 2003 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes explanatory paragraphs related to (i) a change in accounting for goodwill and intangible assets upon adoption of Statement of Financial Accounting Standards No. 142, and (ii) the application of procedures relating to certain disclosures and reclassifications of financial statement amounts related to the 2001 financial statements that were audited by other auditors who have ceased operations and for which Deloitte & Touche LLP has expressed no opinion or other form of assurance other than with respect to such disclosures and reclassifications), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

      With respect to the unaudited interim financial information for the periods ended March 31, 2003 and 2004, which is incorporated herein by reference, Deloitte & Touche LLP has applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their report included in our Quarterly Report on Form 10-Q for the three months ended March 31, 2004 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because the report is not a “report” or a “part” of the registration statement prepared or certified by an accountant with the meaning of Sections 7 and 11 of the Act.

Prior Auditors

     Our consolidated financial statements and schedules for the year ended December 31, 2001 are also incorporated by reference herein from our 2003 Annual Report on Form 10-K, were audited by Arthur Andersen LLP. Because Arthur Andersen has ceased accounting and auditing operations, we are unable to obtain written consent of Arthur Andersen to incorporate their report in this prospectus. Because Arthur Andersen has not consented to incorporating their report in this prospectus, investors will not be able to recover against Arthur Andersen in connection with our use of this report. In addition, the ability of Arthur Andersen to satisfy any claims (including claims arising from its provision of auditing and other services to us) is limited as a result of the diminished amount of assets of Arthur Andersen that are now or may in the future be available to satisfy claims. See “Risk Factors— Risks Relating to Our Prior Auditors.”

Where You Can Find More Information

     We have filed with the Securities and Exchange Commission a registration statement on Form S-3 with respect to the common stock being sold in this offering. This prospectus constitutes a part of that registration statement. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules to the registration statement, because some parts have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to us and our common stock being sold in this offering, you should refer to the registration statement and the exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus regarding the contents of any agreement, contract or other document referred to are not necessarily complete; reference is made in each instance to the copy of the contract or document filed as an exhibit to the registration statement. Each statement is qualified by reference to the exhibit.

     We also are required to file annual and quarterly reports and other information with the Commission. You may read and copy any reports, statements and other information we file at the Commission’s public reference room at 450 Fifth Street, Washington, D.C. 20549. You may request copies of the documents, upon payment of a duplicating fee, by writing the Public Reference Section of the Commission. Please call 1-800-SEC-0330 for further information on the public reference rooms. Our filings will also be available to the public from commercial document retrieval services and at the web site maintained by the Commission at http://www.sec.gov.

     You may also obtain information about us on our website at www.tenneco-automotive.com. Information contained on our website does not constitute a part of this prospectus and should not be relied on to make an investment decision.

Incorporation by Reference

     We are incorporating by reference certain information that we have filed with the Commission under the informational requirements of the Securities Exchange Act of 1934. The information contained in the documents we are incorporating by reference is considered to be part of this prospectus. We are incorporating by reference:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2003, which we filed with the Commission on March 11, 2004;

•	our Quarterly Report on Form 10-Q for the three months ended March 31, 2004, which we filed with the Commission on May 3, 2004;

•	information that is considered to be filed with, as opposed to furnished to, the Commission pursuant to our Current Reports on Form 8-K submitted to the Commission on January 27, 2004, February 18, 2004, March 10, 2004, March 24, 2004, April 16, 2004, April 20, 2004, May 3, 2004 and May 6, 2004; and

•	items filed by us with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 subsequent to the date of this prospectus.

     Any information incorporated by reference is considered to be part of this prospectus, and any information that we file with the Commission subsequent to the filing of the incorporated material or the date of this prospectus will automatically update and, if applicable, supercede the incorporated information and this prospectus.

Unaudited Pro Forma Consolidated Financial Statements

     We present herein an unaudited pro forma consolidated balance sheet as of March 31, 2004, and unaudited pro forma consolidated statements of income for the three months ended March 31, 2004 and the year ended December 31, 2003, that show the effect of:

•	the 2003 refinancing of our senior credit facility, using the net proceeds of (i) our issuance of $350 million of 10 1/4 percent senior secured notes due 2013 in June and (ii) new borrowings by us under an amendment and restatement of our senior credit facility agreement and our issuance of an additional $125 million of senior secured notes due 2013 in December; and

•	the sale of the common stock offered hereby and the use of the net proceeds therefrom to purchase and retire a portion of our outstanding 11 5/8 percent senior subordinated notes due 2009.

     We also present herein an unaudited pro forma consolidated balance sheet as of March 31, 2004, and unaudited pro forma consolidated statements of income for the three months ended March 31, 2004 and the year ended December 31, 2003, that show the effect of:

•	the 2003 refinancing of our senior credit facility as described above;

•	this offering and the use of proceeds therefrom as described above; and

•	the possible private placement of $420 million principal amount of new senior subordinated notes and the use of proceeds from that transaction to purchase our remaining outstanding senior subordinated notes. As described elsewhere herein, we may proceed with this private placement if we determine that the pricing and other terms available to us are attractive in light of our intended use of the related proceeds. Given recent bond market conditions, we cannot assure you that we will go forward with this private placement. See “Prospectus Summary — The Transactions.”

     We have prepared the unaudited pro forma consolidated statements of income as if we completed the 2003 refinancing of our senior credit facility, issued the common stock offered hereby, issued the new senior subordinated notes and retired our outstanding senior subordinated notes as of January 1, 2003. We have prepared the unaudited pro forma consolidated balance sheets as if we issued the common stock offered hereby, issued the new senior subordinated notes and retired our outstanding senior subordinated notes on March 31, 2004. The effect of the 2003 refinancing of our senior credit facility (including the related issuance of $475 million aggregate principal amount of senior secured notes) is already incorporated in our balance sheet as of March 31, 2004. The unaudited pro forma consolidated financial statements for these periods are not necessarily indicative of the results that would have actually occurred if these transactions had been consummated as of March 31, 2004 or January 1, 2003, or results which may be attained in the future.

     The pro forma adjustments, as described in the notes to these unaudited pro forma consolidated financial statements, are based upon available information and upon certain assumptions that we believe are reasonable. We have excluded from the unaudited pro forma consolidated financial statements the impact on interest expense related to the interest rate swaps entered into in April 2004. See “Prospectus Summary — The Transactions — Other Recent Events.”

     You should read these pro forma financial statements in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Report filed on Form 10-K for the year ended December 31, 2003 and our Quarterly Report on Form 10-Q for the three months ended March 31, 2004, incorporated by reference herein, and our consolidated financial statements beginning on page 61 of that Form 10-K and on page 4 of that Form 10-Q.

Tenneco Automotive Inc.

Unaudited Pro Forma Consolidated Balance Sheet

							Tenneco
							Automotive Inc.
		Pro forma		Tenneco	Pro forma		pro forma for
	Tenneco	adjustments		Automotive Inc.	adjustments		offering and
	Automotive Inc.	for this		pro forma for	for possible		possible debt
As of March 31, 2004	as reported	offering		this offering	debt issuance		issuance

	(dollars in millions)
Assets
Current assets:
Cash and cash equivalents	$149	$—		$149	$4	(6)	$153
Receivables—
Customer notes and accounts, net	498	—		498	—		498
Other	14	—		14	—		14
Inventories	367	—		367	—		367
Deferred income taxes	63	—		63	—		63
Prepayments and other	140	—		140	—		140

	1,231	—		1,231	4		1,235

Other assets:
Long-term notes receivable, net	21	—		21	—		21
Goodwill	194	—		194	—		194
Intangibles, net	25	—		25	—		25
Deferred income taxes	207	5	(1)	212	14	(7)	226
Pension assets	7	—		7	—		7
Other	148	—	(2)	148	10	(8)	158

	602	5		607	24		631

Plant, property, and equipment, at cost	2,285	—		2,285	—		2,285
Less—Reserves for depreciation and amortization	1,206	—		1,206	—		1,206

	1,079	—		1,079	—		1,079

Total assets	$2,912	$5		$2,917	$28		$2,945

Liabilities and shareholders’ equity
Current liabilities:
Short-term debt (including current maturities of long-term debt)	$18	$—		$18	$—		$18
Trade payables	692	—		692	—		692
Accrued taxes	25	—		25	—		25
Accrued interest	39	—		39	—		39
Accrued liabilities	205	—		205	—		205
Other	29	—		29	—		29

	1,008	—		1,008	—		1,008

Long-term debt	1,408	(130	)(3)	1,278	50	(9)	1,328
Deferred income taxes	125	—		125	—		125
Postretirement benefits	271	—		271	—		271
Deferred credits and other liabilities	26	—		26	—		26
Commitments and contingencies
Minority interest	21	—		21	—		21
Shareholders’ equity:
Common stock	—	—		—	—		—
Premium on common stock and other capital surplus	2,754	142	(4)(5)	2,896	—		2,896
Accumulated other comprehensive loss	(247)	—		(247)	—		(247)
Retained earnings (accumulated deficit)	(2,214)	(7	)(1)	(2,221)	(22	)(7)	(2,243)

	293	135		428	(22)		406
Less—Shares held as treasury stock, at cost	240	—		240	—		240

Total shareholders’ equity	53	135		188	(22)		166

Total liabilities and shareholders’ equity	$2,912	$5		$2,917	$28		$2,945

See the accompanying notes to unaudited pro forma consolidated financial statements.

Tenneco Automotive Inc.

Unaudited Pro Forma Consolidated Statements of Income

									Tenneco
									Automotive Inc.
						Tenneco			pro forma for
						Automotive Inc.			credit facility
		Pro forma				pro forma for	Pro forma		refinancing,
	Tenneco	adjustments for		Pro forma		credit facility	adjustments		offering and
	Automotive Inc.	credit facility		adjustments for		refinancing and	for possible		possible debt
Year ended December 31, 2003	as reported	refinancing		this offering		this offering	debt issuance		issuance

	(dollars in millions except share and per share amounts)
Revenues
Net sales and operating revenues	$3,766	$—		$—		3,766	$—		$3,766

Costs and expenses
Cost of Sales (exclusive of depreciation shown below)	2,994	—		—		2,994	—		2,994
Engineering, research, and development	67	—		—		67	—		67
Selling, general, and administrative	364	—		—		364	—		364
Depreciation and amortization of other intangibles	163	—		—		163	—		163

	3,588	—		—		3,588	—		3,588
Other income (expense)
Loss on sale of receivables	(2)	—		—		(2)	—		(2)

	(2)	—		—		(2)	—		(2)
Income before interest expense, income taxes, and minority interest	176	—		—		176	—		176
Interest expense (net of interest capitalized)(21)	149	9	(10)	(15	)(14)	143	(6	)(17)	137
Income tax expense (benefit)	(6)	(4	)(10)	6	(14)	(4)	3	(17)	(1)
Minority interest	6	—		—		6	—		6

Net Income (loss)	$27	$(5)		$9		31	$3		$34

Earnings (loss) per share
Average shares of common stock outstanding—
Basic	40,426,136					52,330,897 (7)			52,330,897 (7)
Diluted	41,767,959					53,672,720 (7)			53,672,720 (7)
Earnings (loss) per share of common stock—
Basic	$0.67					$0.59			$0.65

Diluted	$0.65					$0.57			$0.64

See the accompanying notes to unaudited pro forma consolidated financial statements.

Tenneco Automotive Inc.

Unaudited Pro Forma Consolidated Statements of Income

							Tenneco
							Automotive Inc.
				Tenneco	Pro forma		pro forma for
	Tenneco	Pro forma		Automotive Inc.	adjustments		offering and
	Automotive Inc.	adjustments for		pro forma for	for possible		possible debt
Three months ended March 31, 2004	as reported	this offering		this offering	debt issuance		issuance

	(dollars in millions except share and per share amounts)
Revenues
Net sales and operating revenues	$1,034	$—		$1,034	$—		$1,034

Costs and expenses
Cost of Sales (exclusive of depreciation shown below)	830	—		830	—		830
Engineering, research, and development	17	—		17	—		17
Selling, general, and administrative	109	—		109	—		109
Depreciation and amortization of other intangibles	45	—		45	—		45

	1,001	—		1,001	—		1,001
Income before interest expense, income taxes, and minority interest	33	—		33	—		33
Interest expense (net of interest capitalized)(21)	35	(4	)(14)	31	(2	)(17)	29
Income tax expense (benefit)	(1)	2	(14)	1	1	(17)	2
Minority interest	1	—		1	—		1

Net Income (loss)	$(2)	$2		—	$1		$1

Earnings (loss) per share
Average shares of common stock outstanding—
Basic	40,861,204			52,765,965 (7)			52,765,965 (7)
Diluted	43,539,508			55,444,269 (7)			55,444,269 (7)
Earnings (loss) per share of common stock—
Basic	$(0.05)			$—			$0.02

Diluted	$(0.05)			$—			$0.02

See the accompanying notes to unaudited pro forma consolidated financial statements.

Tenneco Automotive Inc.

Notes to the Unaudited Pro Forma
Consolidated Financial Statements

     (1) To reflect the impact of the one-time charge of $12 million for the early tender premium and fees related to the purchase of a portion of our outstanding senior subordinated notes in connection with this offering. We will record this charge as additional interest expense. The charge is tax effected at an estimated tax rate of 40 percent. Since this expense is a non-recurring charge in accordance with the Commission’s preparation requirements for pro forma financial statements, it is not shown in the unaudited pro forma consolidated statements of income. This charge will reduce our net income by approximately $7 million in the period recorded, and would have reduced our diluted earnings per share for the three months ended March 31, 2004 and the year ended December 31, 2003 by $0.13 and $0.14, respectively.

     (2) We expect to expense approximately $2 million of existing deferred debt issue costs as a result of tendering for a portion of our outstanding senior subordinated notes in connection with this offering. The expense will be recorded as additional interest expense. Since this expense is a non-recurring charge in accordance with the Commission’s preparation requirements for pro forma financial statements, it is not shown in the unaudited pro forma consolidated statements of income. This charge will reduce our net income by approximately $1 million in the period recorded, and would have reduced our diluted earnings per share for the three months ended March 31, 2004 and the year ended December 31, 2003 by $0.02.

     (3) To reflect adjustments to our outstanding long-term obligations. The adjustments reflect our completion of an offer to purchase approximately $130 million of outstanding senior subordinated notes.

     (4) Includes the issuance of 11,904,761 shares of common stock at an assumed public offering price equal to the May 12, 2004 closing price of $12.60 per share.

     (5) Includes a reduction of $8 million in additional paid in capital for fees associated with the common stock issuance.

     (6) To reflect the excess cash proceeds received as a result of the possible private placement of new senior subordinated notes and the use of proceeds from that transaction to repurchase our remaining outstanding senior subordinated notes, net of capitalized debt issue costs (see (8) below) and the premium related to the repurchase of the balance of our outstanding senior subordinated notes if we complete the private placement (see (7) below).

     (7) To reflect the impact of the one-time charge of $36 million for the early tender premium and fees related to the purchase of the balance of our outstanding senior subordinated notes if we complete the private placement. We will record this charge as additional interest expense. The charge is tax effected at an estimated tax rate of 40 percent. Since this expense is a non-recurring charge in accordance with the Commission’s preparation requirements for pro forma financial statements, it is not shown in the unaudited pro forma consolidated statements of income. This charge will reduce our net income by approximately $22 million in the period recorded, and would have reduced our diluted earnings per share for the three months ended March 31, 2004 and the year ended December 31, 2003 by $0.40 and $0.41, respectively.

     (8) To reflect debt issue costs deferred related to issuing the new senior subordinated notes if we complete the private placement. This adjustment represents the capitalization of an estimated $10 million of underwriting, amendment and other fees we expect to incur to issue the new senior subordinated notes. In addition, we expect to expense approximately $7 million of existing deferred debt issue costs as a result of tendering for the balance of our outstanding senior subordinated notes. The expense will be recorded as additional interest expense. Since this expense is a non-recurring charge in accordance with the Commission’s preparation requirements for pro forma financial statements, it is not shown in the unaudited pro forma consolidated statements of income. This charge will reduce our net income by approximately $4 million in the period recorded, and would have reduced our diluted earnings per share for the three months ended March 31, 2004 and the year ended December 31, 2003 by $0.08.

     (9) To reflect adjustments to our outstanding long-term obligations. The adjustments reflect our completion of an offer to purchase approximately $370 million of outstanding senior subordinated notes if we complete the possible private placement. The pro forma adjustment for the planned debt issuance also reflects an increase of approximately $420 million in long-term obligations for the amount of the new senior subordinated notes.

     (10) To reflect adjustments to interest expense for our 2003 senior credit facility refinancing, including the offering of the $125 million of senior secured notes in December 2003, and our previous issuance of $350 million of senior secured notes in June 2003. The effect of the 2003 refinancing of our senior credit facility (including the related issuance of $475 million aggregate principal amount of senior secured notes) is already incorporated in our statement of income for the three months ended March 31, 2004. The interest expense adjustment is tax effected at an estimated tax rate of 40 percent.

     The following shows the components of this adjustment:

Year ended
December 31,
2003

(dollars in
millions)
Interest expense on the new borrowings(11)	$46
Lower interest expense on debt paid down(12)	(36)
Amortization of issue cost(13)	(1)

Adjustment to interest expense	$9

     (11) Total additional interest expense on the term loan portion of our senior credit facility, as refinanced in December 2003, is calculated based on the new $400 million term loan at the annual weighted average interest rate of LIBOR plus 325 basis points. For the term loan B portion of the senior credit facility before this refinancing, the annual weighted average interest rate percent for the year ended December 31, 2003 was approximately 5.3 percent. Total additional interest expense on the senior secured notes is calculated based on the $350 million senior secured notes at an assumed annual interest rate of 10.25 percent and on the $125 million senior secured notes at an assumed annual market rate of interest of 8.32 percent and a coupon rate of 10.25 percent.

     (12) Reduction in interest expense was as a result of paying down the term loans under our prior senior credit facility. For the term loans, the annual weighted average interest rate percent for the year ended December 31, 2003 was approximately (i) 4.7 percent for the term loan A facility, (ii) 5.3 percent for the term loan B facility, and (iii) 5.6 percent for the term loan C facility. For the revolving credit facility, the annual weighted average interest rate percent was approximately 4.6 percent for the same time period.

     (13) Represents additional amortization expense for newly capitalized debt issue costs, less a reduction in the amortization expense of prior capitalized debt issue costs due to the writeoff of these prior costs. The new debt issuance costs are amortized over the terms of the new revolving credit facility (5 years), the new term loan and tranche B letter of credit/ revolving loan facility (7 years), and the senior secured notes (10 years).

     (14) To reflect the adjustment to interest expense for our issuance of new common stock and our retirement of a portion of the outstanding senior subordinated notes totalling approximately $130 million of principal. The interest expense adjustment is tax effected at an estimated tax rate of 40 percent.

     The following shows the components of this adjustment:

		Three Months
	Year Ended	Ended
	December 31,	March 31,
	2003	2004

	(dollars in millions)
Lower interest expense on debt paid down(15)	$(15)	$(4)
Amortization of issue cost(16)	—	—

Adjustment to interest expense	$(15)	$(4)

     (15) Reduction in interest expense was as a result of the retirement of a portion of the outstanding senior subordinated notes totalling approximately $130 million of principal. For the outstanding senior subordinated notes, the annual interest rate is 11.625 percent.

     (16) Represents the reduction in the amortization expense of prior capitalized debt issue costs due to the writeoff of these prior costs through our issuance of new common stock and retirement of a portion of the outstanding senior subordinated notes (see (2) above).

     (17) To reflect the adjustment to interest expense for our issuance of new senior subordinated notes and our retirement of the balance of the outstanding senior subordinated notes totalling approximately $370 million of principal. The interest expense adjustment is tax effected at an estimated tax rate of 40 percent.

     The following shows the components of this adjustment:

		Three Months
	Year Ended	Ended
	December 31,	March 31,
	2003	2004

	(dollars in millions)
Interest expense on the new borrowings(18)	$37	$9
Lower interest expense on debt paid down(19)	(43)	(11)
Amortization of issue cost(20)	—	—

Adjustment to interest expense	$(6)	$(2)

     (18) Total additional interest expense on the new senior subordinated notes is calculated based on the new $420 million senior subordinated notes due 2014 at an assumed annual interest rate of 8.75 percent. As stated in (11) above, as part of the refinancing of our senior credit facility, in December 2003, we issued an additional $125 million of senior secured notes at a stated coupon rate of 10.25 percent; the notes were sold at 113 percent of par value. Based on current market conditions and our intended use of the proceeds of the possible private placement, we believe that the 8.75 percent coupon rate on the new senior subordinated note issue would be attractive to us. A 0.25 percent increase or decrease in the interest rate on the new senior subordinated notes would change our annual pro forma interest expense by approximately $1 million.

     (19) Reduction in interest expense was as a result of the retirement of the balance of the outstanding senior subordinated notes totalling approximately $370 million of principal. For the outstanding senior subordinated notes, the annual interest rate is 11.625 percent.

     (20) Represents additional amortization expense for newly capitalized debt issue costs, less the reduction in the amortization expense of prior capitalized debt issue costs due to the writeoff of these prior costs through our issuance of new senior subordinated notes and retirement of the balance of the outstanding senior subordinated notes (see (8) above). The new debt issuance costs are amortized over the terms of the new senior subordinated notes (10 years). For the three months ended March 31, 2004 and the year ended December 31, 2003, the net benefit received from the reduction in the amortization expense of prior capitalized debt issue costs offsets the additional amortization expense for newly capitalized debt issue costs that we will incur as a result of issuing the new senior subordinated notes.

     (21) In April 2004, we entered into three separate fixed-to-floating interest rate swaps with two separate financial institutions. These agreements swapped an aggregate of $150 million of fixed interest rate debt at a per annum rate of 10 1/4 percent to floating interest rate debt at a per annum rate of LIBOR plus a spread of 5.68 percent. In accordance with the Commission’s preparation requirements for pro forma financial statements, the income statement effects of these swaps are excluded from the unaudited pro forma consolidated statements of income. Annualized interest expense savings of the swaps based on the initial LIBOR as determined under the agreements of 1.24 percent would be approximately $5 million.

Tenneco Automotive Inc.

11,904,761 Shares

Common Stock

PROSPECTUS

May      , 2004

Joint Book-Running Managers

JPMorgan

Citigroup

Lead Managers

Banc of America Securities LLC

Deutsche Bank Securities
Morgan Stanley

Co-Managers

Robert W. Baird & Co.

Calyon Securities (USA) Inc.
Lazard

Part II

Information Not Required in Prospectus

Item 14.     Other expenses of issuance and distribution.

     The following table sets forth an itemized statement of all estimated expenses in connection with the issuance and distribution of the securities being registered:

SEC registration fee	$22,173
Printing and engraving expenses	300,000
Legal expenses	200,000
NASD and New York Stock Exchange filing fees	93,000
Accounting fees and expenses	125,000
Miscellaneous	25,000

Total	$765,173

Item 15.     Indemnification of directors and officers.

     The restated certificate of incorporation of Tenneco Automotive Inc. (“Tenneco”) provides that a director of Tenneco will not be liable to Tenneco or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that an exemption from liability or limitation of liability is not permitted under the Delaware General Corporation law (“DGCL”). Based on the DGCL as presently in effect, a director of Tenneco will not be personally liable to Tenneco or its stockholders for monetary damages for breach of fiduciary duty as a director, except: (1) for any breach of the director’s duty of loyalty to Tenneco or its stockholders; (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL; which concerns unlawful payments of dividends, stock purchases or redemptions; or (4) for any transactions from which the director derived an improper personal benefit.

     While these provisions give directors protection from awards for monetary damages for breaches of their duty of care, they do not eliminate the duty. Accordingly, Tenneco’s certificate of incorporation will have no effect on the availability of equitable remedies such as injunction or rescission based on a director’s breach of his or her duty of care. The provisions of Tenneco’s certificate of incorporation described above apply to an officer of Tenneco only if he or she is a director of Tenneco and is acting in his or her capacity as director. They do not apply to officers of Tenneco who are not directors.

     Tenneco’s by-laws include the following provisions:

     “Section 14.

(1) The corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (an “Indemnitee”) who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, including appeals (a “proceeding”), by reason of the fact that he, or a person for whom he is the legal representative, is or was a director or officer of the corporation or, while a director or officer of the corporation, is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such Indemnitee. Notwithstanding the preceding sentence, except as otherwise provided in paragraph (3) of this Section 14, the corporation shall be required to indemnify an Indemnitee in connection with a proceeding (or part thereof) commenced by such Indemnitee only if the commencement of such proceeding (or part thereof) by the Indemnitee was authorized by the Board.

(2) The corporation shall pay the expenses (including attorneys’ fees) incurred by an Indemnitee in defending any proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the Indemnitee to repay all amounts advanced if it should be ultimately determined that the Indemnitee is not entitled to be indemnified under this Section 14 or otherwise.

(3) If a claim for indemnification or payment of expenses under this Section 14 is not paid in full within thirty days after a written claim therefor by the Indemnitee has been received by the corporation, the Indemnitee may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the corporation shall have the burden of proving that the Indemnitee is not entitled to the requested indemnification or payment of expenses under applicable law.

(4) The rights conferred on any Indemnitee by this Section 14 shall not be exclusive of any other rights which such Indemnitee may have or hereafter acquire under any statute, provision of the 222 Restated Certificate of Incorporation, these By-Laws, agreement, vote of stockholders or disinterested directors or otherwise.

(5) The corporation’s obligation, if any, to indemnify or to advance expenses to any Indemnitee who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such Indemnitee may collect as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust, enterprise or nonprofit enterprise.

(6) Any repeal or modification of the foregoing provisions of this Section 14 shall not adversely affect any right or protection hereunder of any Indemnitee in respect of any act or omission occurring prior to the time of such repeal or modification.

(7) This Section 14 shall not limit the right of the corporation, to the extent and in the manner permitted by law, to indemnify and to advance expenses to persons other than Indemnitees when and as authorized by appropriate corporate action.”

     In addition, several of Tenneco’s directors have entered into separate contractual indemnity arrangements with Tenneco. These arrangements provide for indemnification and the advancement of expenses to these directors in circumstances and subject to limitations substantially similar to those described above.

     Tenneco has purchased insurance which purports to insure Tenneco against some of the costs of indemnification which may be incurred under the by-law section discussed above. The insurance also purports to insure the officers and directors of Tenneco and its subsidiaries against some liabilities incurred by them in the discharge of their duties as officers and directors, except for liabilities resulting from their own malfeasance.

     The underwriting agreement provides that the underwriters are obligated, under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of underwriting agreement filed as Exhibit 1.1 hereto.

Item 16.     Exhibits.

**1	.1	Form of Underwriting Agreement.
4	.1(a)	Restated Certificate of Incorporation of Tenneco Automotive Inc., dated December 11, 1996 (incorporated herein by reference from Exhibit 3.1(a) of Tenneco Automotive Inc.’s Annual Report on Form 10-K for the year ended December 31, 1997, File No. 1-12387).
4	.1(b)	Certificate of Amendment, dated December 11, 1996 (incorporated herein by reference from Exhibit 3.1(c) of Tenneco Automotive Inc.’s Annual Report on Form 10-K for the year ended December 31, 1997, File No. 1-12387).
4	.1(c)	Certificate of Ownership and Merger, dated July 8, 1997 (incorporated herein by reference from Exhibit 3.1(d) of Tenneco Automotive Inc.’s Annual Report on Form 10-K for the year ended December 31, 1997, File No. 1-12387).
4	.1(d)	Certificate of Designation of Series B Junior Participating Preferred Stock dated September 9, 1998 (incorporated herein by reference from Exhibit 3.1(d) of Tenneco Automotive Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, File No. 1-12387).
4	.1(e)	Certificate of Elimination of the Series A Participating Junior Preferred Stock of Tenneco Automotive Inc. dated September 11, 1998 (incorporated herein by reference from Exhibit 3.1(e) of Tenneco Automotive Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, File No. 1-12387).
4	.1(f)	Certificate of Amendment to Restated Certificate of Incorporation of Tenneco Automotive Inc., dated November 5, 1999 (incorporated herein by reference from Exhibit 3.1(f) of Tenneco Automotive Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, File No. 1-12387).
4	.1(g)	Certificate of Amendment to Restated Certificate of Incorporation of Tenneco Automotive Inc., dated November 5, 1999 (incorporated herein by reference from Exhibit 3.1(g) of Tenneco Automotive Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, File No. 1-12387).
4	.1(h)	Certificate of Ownership and Merger merging Tenneco Automotive Merger Sub Inc. with and into Tenneco Automotive Inc., dated November 5, 1999 (incorporated herein by reference from Exhibit 3.1(h) of Tenneco Automotive Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, File No. 1-12387).
4	.1(i)	Certificate of Amendment to Restated Certificate of Incorporation of Tenneco Automotive Inc. dated May 9, 2000 (incorporated herein by reference from Exhibit 3.1(i) of Tenneco Automotive Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, File No. 1-12387).
4.2		By-laws of Tenneco Automotive Inc., as amended March 9, 2004 (incorporated herein by reference from Exhibit 3.2 of Tenneco Automotive Inc.’s Annual Report on Form 10-K for the year ended December 31, 2003, File No. 1-12387).
4	.3(a)	Rights Agreement dated as of September 8, 1998, by and between the registrant and First Chicago Trust Company of New York, as Rights Agent (incorporated herein by reference from Exhibit 4.1 of the registrant’s Current Report on Form 8-K dated September 24, 1998, File No. 1-12387).
4	.3(b)	Amendment No. 1 to Rights Agreement, dated March 14, 2000, by and between the registrant and First Chicago Trust Company of New York, as Rights Agent (incorporated herein by reference from Exhibit 4.4(b) of the registrant’s Annual Report on Form 10-K for the year ended December 31, 1999, File No. 1-12387).
4	.3(c)	Amendment No. 2 to Rights Agreement, dated February 5, 2001, by and between the registrant and First Union National Bank, as Rights Agent (incorporated herein by reference from Exhibit 4.4(b) of the registrant’s Post-Effective Amendment No. 3, dated February 26, 2001, to its Registration Statement on Form 8-A dated September 17, 1998).
4.3		Specimen stock certificate for Tenneco Automotive Inc. common stock (incorporated herein by reference from Exhibit 4.3 of the registrant’s Annual Report on Form 10-K for the year ended December 31, 2000, File No. 1-12387)
***5	.1	Opinion of Mayer, Brown, Rowe & Maw LLP.

12.1		Statement of Computation of Ratio of Earnings to Fixed Charges (incorporated herein by reference from Exhibit 12 of Tenneco Automotive Inc.’s Annual Report on Form 10-K for the year ended December 31, 2003, File No. 1-12387).
**15	.1	Letter of Deloitte & Touche LLP regarding Unaudited Interim Financial Information.
***23	.1	Consent of Mayer, Brown, Rowe & Maw LLP (included in Exhibit 5.1).
**23	.2	Consent of Deloitte & Touche LLP.
*23	.3	Statement Concerning Absence of Consent of Arthur Andersen LLP.
*24	.1	Powers of Attorney (included on signature pages hereto).
**99	.1	First Amendment, dated as of April 30, 2004, to the Amended and Restated Credit Agreement, among the registrant, the lenders party thereto, JPMorgan Chase Bank, as administrative agent, and the other agents named therein.

*	Filed previously.

**	Filed herewith.

***	To be filed by amendment.

Item 17.	Undertakings.

     The undersigned registrant hereby undertakes:

(1) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(2) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(3) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Signatures

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lake Forest, State of Illinois on the 14th day of May, 2004.

TENNECO AUTOMOTIVE INC.

By:	/s/ MARK P. FRISSORA*

Mark P. Frissora
Chairman of the Board of Directors,
President and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated and on the 14th day of May, 2004.

Signature	Position

/s/ MARK P. FRISSORA* Mark P. Frissora	Chairman of the Board of Directors, President and Chief Executive Officer (Principal Executive Officer)

/s/ KENNETH R. TRAMMELL* Kenneth R. Trammell	Senior Vice President and Chief Financial Officer (Principal Financial Officer)

/s/ JAMES A. PERKINS, JR.* James A. Perkins, Jr.	Vice President and Controller (Principal Accounting Officer)

Signature		Position

/s/ CHARLES W. CRAMB* Charles W. Cramb		Director

/s/ TIMOTHY R. DONOVAN Timothy R. Donovan		Director

/s/ M. KATHRYN EICKHOFF* M. Kathryn Eickhoff		Director

Frank E. Macher		Director

/s/ DAVID B. PRICE, JR.* David B. Price, Jr.		Director

/s/ ROGER B. PORTER* Roger B. Porter		Director

/s/ DENNIS G. SEVERANCE* Dennis G. Severance		Director

/s/ PAUL T. STECKO* Paul T. Stecko		Director

*By:	/s/ TIMOTHY R. DONOVAN Attorney-in-fact